UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-34044

REAL GOODS SOLAR, INC.

(Exact name of registrant as specified in its charter)

COLORADO	26-1851813
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

833 WEST SOUTH BOULDER ROAD,

LOUISVILLE, CO 80027

(Address of principal executive offices)

(303) 222-8300

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, $.0001 par value	NASDAQ Stock Market LLC

Securities registered pursuant to section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    YES  ☐    NO  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    YES  ☐    NO  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.)    YES  ☐    NO  ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant was approximately $108,470,626 as of June 30, 2014, based upon the closing price on the NASDAQ Capital Market on that date. The registrant does not have non-voting common equity.

As of March 23, 2015, 78,080,814 shares of the registrant’s Class A common stock and no shares of the registrant’s Class B common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

REAL GOODS SOLAR, INC.

Annual Report on Form 10-K

For the Fiscal Year Ended December 31, 2014

2

EXPLANATORY NOTE

Real Goods Solar, Inc. (“Real Goods Solar”, “we”, “us”, or the “Company”) is filing this Amendment No. 1 on Form 10-K/A (this “Amendment”) to its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was originally filed on March 31, 2015 (the “Original Filing”), solely to (a) delete the reference to Part III in the Documents Incorporated by Reference section on the cover page, (b) furnish the information required under Part III, Item 10 through Item 14, and (c) update Item 15 to reflect the exhibits filed with this Amendment.

Other than as set forth herein, this Amendment does not modify or update the Original Filing in any way, and the parts or exhibits of the Original Filing which have not been modified or updated are not included in this Amendment. This Amendment continues to speak as of the date of the Original Filing and the Corporation has not updated the disclosure contained herein to reflect events that have occurred since the filing of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Company’s other filings made with the Securities and Exchange Commission since the filing of the Original Filing, including amendments to those filings, if any.

3

FORWARD-LOOKING STATEMENTS

This Amendment contains forward-looking statements that involve risks and uncertainties. We wish to caution you that such risks and uncertainties could cause our actual results to be materially different from those indicated by forward looking statements that we make from time to time in filings with the Securities and Exchange Commission, news releases, reports, proxy statements, registration statements and other written communications as well as oral forward looking statements made from time to time by our representatives. These risks and uncertainties include those risks described in Item 1A and Item 7 of the Original Filing, as well as those forward looking statements contained in this Amendment. Historical results are not necessarily an indication of the future results. Cautionary statements, including those in the Original Filing and this Amendment discuss important factors that could cause our business, financial condition, operating results and cash flows to be materially adversely affected. You should read the discussion and analysis contained in this Amendment in conjunction with the risk factors, consolidated financial statements and related notes included with the Original Filing.

4

PART III

Item 10.	Directors, Executive Officers and Corporate Governance

DIRECTORS

The following table sets forth the names and ages of our current directors:

Name	Age	Position
David L. Belluck	53	Director and Chairman
Dennis Lacey	61	Director and Chief Executive Officer
Pavel Bouska	60	Director
Ian Bowles	49	Director
Steven B. Kaufman	48	Director
John Schaeffer	65	Director
Robert L. Scott	68	Director

Each director serves for a one-year term. Pursuant to the terms of the Shareholders Agreement entered into as of December 19, 2011, Riverside Renewable Energy Investments, LLC (“Riverside”), an indirect subsidiary of the private equity firm Riverside Partners, LLC, has the right to designate a certain number of individuals for appointment or nomination to our board of directors, tied to its ownership of our Class A common stock, and Riverside has agreed to vote their securities in favor of the election to our board of directors of these designated individuals. Currently, Messrs. Belluck and Kaufman serve on our board of directors as Riverside’s designees. Biographical information for each director, including the years in which they began serving as directors and their positions with the Company, are set forth below.

DAVID L. BELLUCK—age 53—Chairman of the Company’s Board of Directors.

Mr. Belluck has served as a director since June 2011. Since 1998, Mr. Belluck has been a General Partner of Riverside Partners, LLC, a Boston-based, private equity investment firm where he has worked for the past 25 years. Mr. Belluck controls Riverside Partners III, LLC, which is the general partner of Riverside Partners III, LP, which is the general partner of Riverside Fund III, LP. Riverside is a wholly-owned subsidiary of Riverside Fund III, LP. and holds approximately 8.75% of the outstanding shares of our Class A common stock as of April 27, 2015. Mr. Belluck also serves on the boards of directors of Loftware, R&D Altanova, Tegra Medical, Eliassen Group, and Healthdrive. Previously he served on the board of directors of Rudolph Technologies (NYSE: RTEC). Mr. Belluck serves on the Governor’s Council of Economic Advisors in Massachusetts, and he is a Vice-Chair of The Alliance for Business Leadership. Mr. Belluck graduated from Harvard Business School with distinction and from Harvard College, magna cum laude.

Our board of directors believes that Mr. Belluck brings to the board of directors significant strategic focus, business development and financial experience from his past business experience with Riverside Partners, LLC.

DENNIS LACEY—age 61—Director and Chief Executive Officer.

Mr. Lacey joined the Company in February 2014 as Senior Vice President Finance and became the President of the Company’s Residential Solar Division in April 2014. He brings to his role as Chief Executive Officer more than 25 years of executive financial management experience. Before joining the Company, Mr. Lacey served as the Chief Financial Officer of Community Enhancement Group REIT, Inc., formed to invest in multi-family properties and acquire REIT status, between May 2012 and February 2014. Between January 2010 and March 2012, Mr. Lacey served as Chief Financial Officer and Vice President of Stream Global Services, a publicly-traded company providing business process outsourcing services. Between September 2006 and December 2009, he was the head of capital markets for Republic Financial Corporation, a private investment firm engaged in aircraft leasing and alternative asset management. Before that, Mr. Lacey held a number of senior executive positions at Imperial Bancorp, a $6 billion publicly-traded commercial bank best known for its high-tech lending practice before it was acquired by Comerica. At Imperial Bancorp, he served as Executive Vice President and Chief Financial Officer, President of the SBA Division, and President of the Equipment Leasing Division. Mr. Lacey also served as

5

President and Chief Executive Officer of Capital Associates, a publicly traded equipment leasing company. He previously served as Chief Financial Officer of two multi-billion dollar publicly-traded companies: TeleTech Holdings, Inc., one of the largest customer experience management companies in the United States, and CKE Restaurants, Inc., an owner, operator and franchisor of popular brands in the quick-service restaurant industry. Earlier in his career, Mr. Lacey was an audit partner at Coopers & Lybrand, an accounting firm.

PAVEL BOUSKA—age 60—Director.

Mr. Bouska has served as a director since September 2012. Mr. Bouska has been an independent business consultant and President of WIT, LLC, a business development and technology integration company, since 2006. From 2003 to 2006, he was the Chief Executive Officer and served as a director of ionSKY Inc., a wireless Internet service provider. Between 1999 and 2003, Mr. Bouska served as Executive Vice President and Chief Information Officer of Gaiam, Inc. (“Gaiam”), as Chief Executive Officer of Gaiam Energy Tech, Inc., the renewable energy division of Gaiam that later became Real Goods Solar, and as a director of Gaiam.com, Inc., an e-commerce subsidiary of Gaiam. In addition, Mr. Bouska served as a director of Gaiam between 1991 and 1999. From 1988 to 1999, he served as Chief Information Officer and Vice President, Information Technology of Corporate Express, Inc., a corporate supplier, as it grew from $2.0 million of gross revenues to a Fortune 500 company. From 1985 to 1988 Mr. Bouska worked as project leader at sd&m, a software company in Munich, Germany. He has experience with organization management and technology deployment in rapidly growing and changing environments, business unit integrations, and mergers and acquisitions. From 2002 to 2012, Mr. Bouska has also served as President and chairman of the Board of Sunshine Fire Protection District in Boulder, Colorado.

Our board of directors believes that Mr. Bouska brings to the board of directors significant senior leadership, strategic focus, business development, and renewable energy experience.

IAN BOWLES —age 49 —Director.

Mr. Bowles has served as a director since December 2013. He is Co-founder and Managing Director of WindSail Capital Group, a Boston-based investment firm providing growth capital to emerging clean energy companies; a position he has held since March 2011. Mr. Bowles is also Senior Director of Albright Stonebridge Group, a global strategy firm based in Washington, DC; a position he has held since February 2011. From January 2007 to January 2011, Bowles served as Secretary of Energy and Environmental Affairs of Massachusetts, during which time he oversaw all aspects of energy and environmental regulation and policy in Massachusetts. Earlier in his career, Mr. Bowles served on the White House staff for President Bill Clinton, holding the posts of Senior Director of Global Environmental Affairs at the National Security Council and Associate Director of the White House Council on Environmental Quality.

Our board of directors believes that Mr. Bowles brings to the board of directors significant strategic focus, regulatory and public policy expertise and financial and industry experience.

STEVEN B. KAUFMAN—age 48—Director.

Mr. Kaufman has served as a director since June 2011. He currently serves as the Chief Executive Officer of Lexington Lighting Group, LLC, a manufacturer of energy-efficient lighting products for commercial and residential markets. Mr. Kaufman served as the Chief Executive Officer and a director of Alteris Renewables, the largest design-build renewable energy company in the Northeast, from September 2008 until our December 2011 acquisition of Alteris. Mr. Kaufman was an Operating Partner with Riverside Partners, LLC from 2005 to 2011. He also served on the boards of directors of several smaller companies and helped them with their growth initiatives until exit, including SIXNET (now Spectris PLC), NDS Surgical Imaging (now GSI Group), Vocollect (now Intermec), Quantum Medical Imaging (now Carestream Health), and Applied Precision (now Rudolph Technologies). Mr. Kaufman previously was President and Chief Executive Officer of Avici Systems, a public telecommunications equipment company. Earlier Mr. Kaufman worked at Lucent Technologies, a telecommunication technology (now Alcatel-Lucent), as President of their Multiservice Core Networks Division and as Vice President and General Manager of its core switching business. Previously he was a marketing manager for Intel Corporation on the Pentium processor.

6

Our board of directors believes that Mr. Kaufman brings to the board of directors significant senior leadership, business development, industry, technical and brand marketing experience from his past business experience in the renewable energy, private equity, telecommunications and semiconductor industries.

JOHN SCHAEFFER—age 65—Director.

Mr. Schaeffer has served as a director since 2008. In 1978, Mr. Schaeffer founded Real Goods Trading Corporation, which he took public through a direct public offering in 1991. Between 1986 and 2008, Mr. Schaeffer served as either President or Chief Executive Officer of Real Goods Trading Corporation, which was acquired by Gaiam and eventually spun off to become Real Goods Solar through an initial public offering. He served as our Chief Executive Officer from January to November 2008, our President or Residential President thereafter through 2012 and our General Manager, Retail and Distributions from January 2013 to July 2014. Mr. Schaeffer has been continually involved with Real Goods Solar selling and marketing solar and renewable energy products for more than 37 years. In 1995, Mr. Schaeffer helped create the Solar Living Center in Hopland, California, a state-of-the-art renewable energy and sustainability demonstration center. Mr. Schaeffer has been honored with numerous awards for his environmental business practices, community involvement and his entrepreneurial successes.

As the founder of Real Goods Trading Corporation and based on his extensive experience in the solar and renewable energy industries, our board of directors believes that Mr. Schaeffer brings to the board of directors significant senior leadership, management, operational, brand marketing and industry experience.

ROBERT L. SCOTT—age 68—Director.

Mr. Scott has served as a director since June 2012. Mr. Scott has advised and assisted a number of companies since retiring from Arthur Andersen, LLP as partner. From May to November 2009, he served as the interim Chief Financial Officer of Square Two Financial (formerly, Collect America), a private consumer debt company, assisting them with financial administration and transition to a permanent Chief Financial Officer. From 2004 to 2008, Mr. Scott assisted Colorado Mountain Development, engaged in retail land sales primarily in Texas, to improve financial reporting and accounting systems and help transition toward the sale and relocation of the business. During 2003 and 2004, Mr. Scott served as a consultant to KRG Capital Partners, LLC, a Denver-based private equity firm, assisting them with due diligence investigations of certain target companies. Mr. Scott joined Arthur Andersen, LLP, a public accounting firm, in 1970 and was admitted as partner in 1981, continuing through his retirement in 2002. Within Arthur Andersen’s Audit & Business Advisory Group, Mr. Scott served clients in numerous life cycle stages and industries including construction, venture capital, energy exploration and development, manufacturing, cable and satellite television, software development, real estate and manufacturing.

Our board of directors believes that Mr. Scott brings to the board of directors exceptional technical skills in accounting, internal controls, taxation, equity compensation, and public company matters.

7

EXECUTIVE OFFICERS

The following table sets forth the names and ages of our current executive officers:

Name	Age	Position
Dennis Lacey	61	Chief Executive Officer, acting Principal Financial Officer and Director
Alan Fine	61	Principal Accounting Officer

Our executive officers are appointed annually by our board of directors. Biographical information about Mr. Lacey is included herein under the heading “DIRECTORS.”

ALAN FINE—age 61—Mr. Fine joined the Company in July 2014 as the Director of Commercial Accounting and Finance and was named Treasurer and Principal Accounting Officer on October 14, 2014. Before joining the Company, he served as the Chief Financial Officer and Principal Accounting Officer of Roomlinx, Inc., a public company engaged in in-room guest entertainment systems servicing the hospitality industry, between August 2011 and June 2014. From May 2008 to June 2011, Mr. Fine served as the Chief Financial Officer and Director of Operations for Pearlstine Distributors, a privately held distributor of Anheuser Busch, Samuel Adams, Heineken, New Belgium and other craft beers to the Charleston, South Carolina market. From November 1997 to May 2000, he served as the Vice President of Finance at Colorado Greenhouse, an international producer of hydroponic tomatoes. Before that, Mr. Fine served as the Chief Financial Officer of Gold Coast Beverage Distributors, a beer and water wholesaler serving Southern Florida, from May 1994 to July 1997. Mr. Fine has a Bachelor of Science degree in accounting from Loyola College of Maryland, a Bachelor of Science degree in civil engineering from UMASS, Lowell and is a licensed certified public accountant in Pennsylvania.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, officers and shareholders who beneficially own more than 10% of the outstanding shares of our Class A common stock to file with the Securities and Exchange Commission reports of ownership and changes in ownership of our Class A common stock and other equity securities of our company. Our directors, officers and 10% holders are required by Securities and Exchange Commission regulations to furnish us with copies of all of the Section 16(a) reports they file.

Based solely upon a review of the copies of the forms furnished to us during or with respect to 2014 and the representations of our directors and executive officers that no additional filings were required, we believe that all directors, executive officers and beneficial owners of more than 10% of our common stock have filed with the Securities and Exchange Commission, on a timely basis, all reports required to be filed under Section 16(a) of the Exchange Act.

CODE OF ETHICS

We have adopted a Code of Ethics applicable to our employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We have posted a copy of our Code of Ethics on the Investor Relations section of our Internet website at http://investors.rgsenergy.com/governance. Our full board of directors must approve in advance any waivers of the Code of Ethics. We will post any amendments or waivers from our Code of Ethics that apply to our executive officers and directors on the “Code of Ethics” section of our Internet website located at http://investors.rgsenergy.com/governance.

AUDIT COMMITTEE

Our board of directors has a separately designated standing audit committee. We have adopted a written charter for the audit committee, which can be found in the Investor Relations section of our website at: http://investors.rgsenergy.com/governance. Our audit committee currently consists of Pavel Bouska, David Belluck and Robert Scott and each member of the audit committee is independent within the meaning of rules of the Nasdaq Stock Market. Mr. Scott serves as chairperson of the audit committee and is an “audit committee financial expert,”

8

as defined in Item 407(d)(5)(ii) of Regulation S-K. For the relevant experience of Mr. Scott, please refer to his biography included under the heading “DIRECTORS” above. Our audit committee is responsible for the appointment, compensation and oversight of our auditor and for approval of any non-audit services provided by the auditor. Our audit committee also oversees (a) management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and disclosure practices; (b) management’s establishment and maintenance of processes to assure that an adequate system of internal control over financial reporting is functioning; and (c) management’s establishment and maintenance of processes to assure our compliance with all laws, regulations and company policies relating to financial reporting.

Item 11.	Executive Compensation

Summary Compensation Table

The following table includes information concerning compensation for each of the last two completed fiscal years for our principal executive officer, and the other named executive officers of our company.

Name and Principal Position	Year	Salary (1)	Bonus	Option Awards (2)	Other (3)	Totals
Dennis Lacey (4)	2014	$196,923	—	$928,321	—	$1,125,244
Chief Executive Officer, acting Principal Financial Officer and Director
Kamyar Mofid (5)	2014	$310,936	—	$79,696	$300,000	$690,632
Former Chief Executive Officer and Director	2013	$357,197	$360,000	—	—	$717,197
Alan Fine (6)	2014	$55,673	—	$53,378	—	$109,051
Principal Accounting Officer
Anthony DiPaolo (7)	2014	$274,419	$55,500	—	—	$329,919
Former Chief Financial Officer	2013	$192,115	$166,500	$322,500	—	$681,115
John Schaeffer (8)	2014	$109,258	—	$129,484	$200,000	$438,742
Former General Manager, Retail and Distribution, and Director	2013	$175,000	—	—	—	$175,000

(1)	The Salary and Bonus columns represent amounts earned during those years and, because of the timing of payments, do not represent amounts paid during those years. The annual base salary rates for 2014 were $300,000 for Mr. Lacey, $360,000 for Mr. Mofid, $140,000 for Mr. Fine, $285,000 for Mr. DiPaolo and $80,000 for Mr. Schaeffer. Bonuses in 2013 and 2014 were granted at the discretion of the board of directors.
(2)	The amounts in the Option Awards column reflect the aggregated grant date fair value of awards granted during 2014 and 2013, all of which were computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of the aggregated grant date fair value for these options are included in footnote 12 to our audited financial statements included in Item 8 of this Annual Report on Form 10-K. The terms of the options are described under the Outstanding Equity Awards at Fiscal Year-End Table below. The Option Awards column also includes the incremental fair value computed as of the modification date to extend the exercisability period for vested options in accordance with FASB Topic 718. For the year ended December 31, 2014, the Company recorded incremental stock-based compensation of $79,696 and $129,484, for Mr. Mofid and Mr. Schaeffer, respectively.
(3)	The amounts in the Other column reflect the severance payments to Mr. Mofid and Mr. Schaeffer.
(4)	Mr. Lacey commenced service as our Chief Executive Officer, acting Principal Financial Officer and director on August 18, 2014.

9

(5)	Effective August 13, 2014, Kam Mofid resigned from his positions as Chief Executive Officer and director. In connection with his departure, and pursuant to the terms of a Confidential Separation Agreement and Release, dated August 18, 2014, the Company agreed to pay Mr. Mofid a one-time severance payment of $300,000 within 30 days after August 18, 2014, and allow him to exercise his vested options to purchase shares of the Company’s Class A Common Stock until the earlier of the 18 month anniversary of his separation and the expiration date of those options.
(6)	Mr. Fine commenced service as our Principal Accounting Officer on October 14, 2014.
(7)	Effective October 14, 2014, Anthony DiPaolo resigned from his position as Chief Financial Officer.
(8)	Effective July 22, 2014, Mr. Schaeffer resigned from his position as General Manager, Retail and Distribution and effective December 5, 2014, Mr. Schaeffer resigned from all non-board positions and ceased to be an employee of the Company. Pursuant to the terms of a letter agreement, dated May 10, 2013, between us and Mr. Schaeffer, we are obligated to pay him severance payments in an aggregate amount of $200,000, payable over a 12 month period in equal monthly installments. Mr. Schaeffer is still a director and was serving as a director as of December 31, 2014.

Outstanding Equity Awards at Fiscal Year-End

The following table includes certain information with respect to unexercised options previously awarded to our executive officers named above in the Summary Compensation Table and outstanding as of December 31, 2014.

	Option Awards
	Number of Securities Underlying Unexercised Options (1)				Option Exercise	Option Expiration
	Exercisable		Unexercisable		Price (1)	Date (1)
Dennis Lacey	—		150,000	(2)	$3.76	02/28/2021
	—		50,000	(3)	$2.21	07/17/2021
	—		300,000	(4)	$2.06	08/18/2021
Alan Fine	—		15,000	(5)	$2.65	07/07/2021
	—		25,000	(6)	$1.23	10/19/2021
John Schaeffer	270,000	(7)	—		$2.92	03/15/2015
	56,400		3,600	(8)	$2.96	03/04/2017

(1)	The exercise price of the options is equal to the closing stock market price of our Class A common stock on the date of grant and the options expire seven years from the date of grant except as noted. For further information, see Footnote 12 to our audited financial statements for the year ended December 31, 2014, included in Item 8 of this Annual Report on Form 10-K.
(2)	The options vest over five years, 2% each month commencing on February 28, 2015.
(3)	The options vest over five years, 2% each month commencing on July 17, 2015.
(4)	The options vest over five years, 2% each month commencing on August 8, 2015.
(5)	The options vest over five years, 2% each month commencing on July 7, 2015.
(6)	The options vest over five years, 2% each month commencing on October 19, 2015.
(7)	On November 17, 2009, 270,000 of Mr. Schaeffer’s options were re-priced to $2.92 per share and exercisability was suspended for six months from the date of modification. On May 12, 2014, the Company extended the exercisability period from July 30, 2014 to March 15, 2015.
(8)	The options vest over five years, 2% each month commencing on February 4, 2011.

Generally Available Benefit Programs

We maintain a tax-qualified 401(k) Plan, which provides for broad-based employee participation. Our executive officers are eligible to participate in the 401(k) Plan on the same basis as other employees. We do not provide defined benefit pension plans or defined contribution retirement plans to our executives or other employees other than our 401(k) Plan described herein.

10

In fiscal 2014, our named executive officers were eligible to receive the same health care coverage that was generally available to our other employees. We also offered a number of other benefits to our named executive officers pursuant to benefit programs that have historically been provided through Gaiam, but are now provided by us internally, and provide for broad-based employee participation. These benefits programs included medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, wellness programs (including chiropractic, massage therapy, acupuncture, and fitness classes), relocation/expatriate programs and services, educational assistance, and certain other benefits.

Our compensation committee believes that our 401(k) Plan and the other generally available benefit programs allow us to remain competitive for employee talent, and that the availability of the benefit programs generally enhances employee productivity and loyalty to us. The main objectives of our benefits programs are to give our employees access to quality healthcare, financial protection from unforeseen events, assistance in achieving retirement financial goals, and enhanced health and productivity, in full compliance with applicable legal requirements. Typically, these generally available benefits do not specifically factor into decisions regarding an individual executive officer’s total compensation or 2008 Long-Term Incentive Plan award package.

Stock Option Grant Timing Practices

Our compensation committee administers and grants awards under our 2008 Long-Term Incentive Plan, and has granted to our chief executive officer the authority to make awards to our employees that do not report directly to the chief executive officer. During fiscal 2014, our chief executive officer, compensation committee and board of directors consistently applied the following guidelines for stock option grant timing practices:

•	New Employees: stock option grants to new hires are effective on the first day of the new employee’s employment with us or upon approval by our chief executive officer, compensation committee or board of directors, as applicable, and the exercise price for the options is set at the closing price of our Class A common stock on that date.

•	Existing Employees: stock option grants to existing employees are effective on the date that our chief executive officer, compensation committee or board of directors, as applicable, approves the grant, and the exercise price for the options is set at the closing price of our Class A common stock on that date.

Potential Payments Upon Termination or Change-in-Control

We paid, and have agreed to pay, severance payments in connection with Mr. Mofid’s and Mr. Schaeffer’s resignations, as described in the footnotes to the Summary Compensation Table above.

Our standard form of stock option agreement provides that option vesting ceases upon termination of employment. A former employee may exercise vested options for 30 days (generally), three months (upon retirement at or after normal retirement age) or one year (upon termination due to death or disability or within one year after a change of control) after termination but in no event after the expiration term of the applicable option. 50% of unvested options immediately vest upon the occurrence of a change of control whereas the remainder vest in accordance with their terms.

Accounting and Tax Considerations

In designing our compensation programs, we take into consideration the accounting and tax effect that each element will or may have on us and our executive officers and other employees. We aim to keep the expense related to our compensation programs as a whole within certain affordability levels. When determining how to apportion between differing elements of compensation, our goal is to meet our objectives while maintaining relative cost neutrality. For instance, if we increase benefits under one program resulting in higher compensation expense, we may seek to decrease costs under another program in order to avoid a compensation expense that is above the level then deemed affordable under existing circumstances. For options, we recognize a charge to earnings for accounting purposes equally from the grant date until the end of the vesting period.

11

We believe we have structured our compensation program to comply with Internal Revenue Code Sections 162(m) and 409A. Under Section 162(m), a limitation is placed on tax deductions of any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1 million in any taxable year, unless the compensation is performance-based. If an executive is entitled to nonqualified deferred compensation benefits that are subject to Section 409A, and such benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, the service provider is subject to regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income. We do not believe we have individuals with non-performance based compensation paid in excess of the Internal Revenue Code Section 162(m) tax deduction limit.

Director Compensation Policy

During 2014, directors who were not employees of our company or its affiliates were each awarded options to purchase 50,000 shares of Class A Common Stock under the Company’s 2008 Long-Term Incentive Plan and paid an annual retainer of $20,000 plus fees of $1,000 for each board meeting attended, $1,000 for each telephonic meeting attended, $500 for each committee meeting attended and $500 for each telephonic committee meeting attended. Members of each standing committee receive an annual fee of $7,500 and chairpersons of each standing committee receive an annual fee of $20,000.

Director Compensation Table

The following table provides compensation information for the year ended December 31, 2014 for each director who served during 2014 and was compensated for his or her service other than as a named executive officer.

Name	Fees Paid in Cash	Option Awards (1)	Total
Pavel Bouska	$49,000	$135,005	$184,505
Ian Bowles	$47,000	$135,005	$182,005
Steven B. Kaufman	$37,000	$135,005	$172,005
David Belluck	$62,500	$135,005	$197,505
Robert L. Scott	$72,000	$135,005	$207,008
Richard White (2)	$37,000	$135,005	$172,005

(1)	Amounts in the Option Awards column reflect the aggregated grant date fair value of awards granted during 2014, all of which were computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of the aggregated grant date fair value for these options are included in footnote 12 to our audited financial statements included in Item 8 of this Annual Report on Form 10-K. As of December 31, 2014, the aggregate number of option awards outstanding were 50,000 for Mr. Bouska, 50,000 for Mr. Bowles, 50,000 for Mr. Kaufman, 50,000 for Mr. Belluck, 50,000 for Mr. Scott, and 50,000 for Mr. White.
(2)	Effective December 15, 2014, Richard White resigned as a director of the Company.

12

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

The following table summarizes equity compensation plan information for our Class A common stock as of December 31, 2014:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available For future issuance under equity compensation plans
Equity compensation plans approved by security holders	2,318,280	$2.50	4,385,957
Equity compensation plans not approved by security holders (1)	90,000	1.15	—

Total	2,408,280	$2.44	4,385,957

(1)	Consists of a stand-alone grant made outside of the 2008 Long-Term Incentive Plan with substantially identical terms as grants made under the 2008 Long-Term Incentive Plan.

BENEFICIAL OWNERSHIP OF SHARES

The following table sets forth information with respect to the beneficial ownership of our Class A common stock as of April 27, 2015 (except as noted) for (i) each person (or group of affiliated persons) who, insofar as we have been able to ascertain, beneficially owned more than 5% of the outstanding shares of our Class A common stock, (ii) each director, (iii) each executive officer named in the Summary Compensation Table above, and (iv) all current directors and executive officers as a group. As of April 27, 2015, there were 89,479,277 shares of our Class A common stock and no shares of our Class B common stock outstanding.

Name and Address of Beneficial Owner		Amount and Nature of Beneficial Ownership (1)	Percent of Class
Riverside Renewable Energy Investments, LLC	(2)	7,830,647	8.8%
Columbia Acorn Fund	(3)	5,000,000	5.6%
Dennis Lacey	(4)	19,000	*
Alan Fine	(5)	300	*
David L. Belluck	(6)	7,935,507	8.9%
Pavel Bouska	(7)	63,193	*
Ian Bowles	(8)	76,801	*
Steven B. Kaufman	(9)	127,776	*
John Schaeffer	(10)	41,944	*
Robert L. Scott	(11)	143,275	*
Kamyar (Kam) Mofid	(12)	190,000	*
Anthony DiPaolo		—	—
All directors and executive officers as a group (8 persons)	(13)	8,407,796	9.4%

*	Indicates less than 1% ownership.
(1)	This table is based upon information supplied by officers, directors and principal shareholders directly to Real Goods Solar or on Schedules 13D and 13G and Forms 3, 4 and 5 filed with the SEC. All beneficial ownership is direct and the beneficial owner has sole voting and investment power over the securities beneficially owned unless otherwise noted. Share amounts and percent of class include stock options exercisable and restricted stock vesting within 60 days after April 27, 2015.

13

(2)	According to a report on Schedule 13D filed with the SEC on January 12, 2012. David L. Belluck is the sole manager of Riverside, and as the sole manager, he may be deemed to beneficially own the securities. Mr. Belluck and Riverside share voting and investment power over these securities. The address for Riverside Renewable Energy Investments, LLC is c/o Riverside Renewable Energy Investments, LLC 699 Boylston Street, Boston, MA 02116.
(3)	According to a report on Schedule 13G/A filed with the SEC on February 11, 2015 by Columbia Wanger Asset Management, LLC and Columbia Acorn Trust. The address for Columbia Acorn Trust is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606. Columbia Wanger Asset Management, LLC filed a report on Schedule 13G on April 10, 2015, reporting that its beneficial ownership had fallen below 5% of the outstanding shares of Common Stock.
(4)	Consists of 12,000 shares of our Class A common stock issuable upon exercise of stock options that are currently exercisable, and 7,000 shares of our Class A common stock issuable upon exercise of stock options exercisable within 60 days after April 27, 2015.
(5)	Consists of 300 shares of our Class A common stock issuable upon exercise of stock options exercisable within 60 days of April 27, 2015.
(6)	Consists of 7,830,647 shares of our Class A common stock beneficially owned by Riverside, 79,861 shares of our Class A common stock and 24,999 shares of our Class A common stock issuable upon exercise of stock options that are currently exercisable. Mr. Belluck is the sole manager of Riverside, and as the sole manager, he may be deemed to beneficially own the securities beneficially owned by Riverside. Mr. Belluck and Riverside share voting and investment power over the securities beneficially owned by Riverside.
(7)	Consists of 38,194 shares of our Class A common stock and 24,999 shares of our Class A common stock issuable upon exercise of stock options that are currently exercisable.
(8)	Consists of 51,802 shares of our Class A common stock and 24,999 shares of our Class A common stock issuable upon exercise of stock options that are currently exercisable.
(9)	Consists of 102,777 shares of our Class A common stock and 24,999 shares of our Class A common stock issuable upon exercise of stock options that are currently exercisable.
(10)	Consists of 37,778 shares of our Class A common stock and 4,166 shares of our Class A common stock issuable upon exercise of stock options that are currently exercisable
(11)	Consists of 118,276 shares of our Class A common stock and 24,999 shares of our Class A common stock issuable upon exercise of stock options that are currently exercisable.
(12)	Consists of 190,000 shares of our Class A common stock issuable upon exercise of stock options that are currently exercisable.
(13)	Includes Messrs. Lacey, Fine, Belluck, Bouska, Bowles, Kaufman, Schaeffer, and Scott.

Item 13.	Certain Relationships and Related Transactions, and Director Independence

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

The following is a description of certain transactions involving us and persons who are considered “related persons,” as such term is defined in Item 404 of Regulation S-K.

Following our initial public offering, we entered into the Industrial Building Lease, Intercorporate Services Agreement and Tax Sharing and Indemnification Agreement described below with Gaiam. We also entered into a Registration Rights Agreement with Gaiam that we amended and restated in connection with the Alteris transaction, as described below. Because these agreements were negotiated while we were a subsidiary of Gaiam, they may not reflect terms as favorable as we might have obtained had these agreements been made with an unaffiliated third party.

We believe that Gaiam was a “related person” when we entered into the transactions with Gaiam described below but that Gaiam no longer is a “related person.” Up until 2013, Gaiam owned a significant portion of our Class A common stock. Until November 5, 2013, Gaiam was one of our creditors and a party to the Shareholders Agreement with us and Riverside. Gaiam ceased to be a party to the Shareholders Agreement on November 5, 2013 and its right to designate individuals for appointment or nomination to our board of directors terminated at that time.

As of April 27, 2015, Riverside owned approximately 8.75% of our Class A common stock and is one of our creditors. Pursuant to the terms of a Shareholders Agreement, Riverside has the right to designate a certain number of individuals for appointment or nomination to our board of directors, tied to its ownership of our Class A common stock. Currently, David Belluck and Steven Kaufmann serve as Riverside’s nominees on our board of directors.

14

Industrial Building Lease

On December 19, 2011, we entered into a five year facility lease with Gaiam for office space located in one of Gaiam’s owned buildings in Colorado that commenced January 1, 2012 and provided for a monthly payment of approximately $11,179. During 2014 and 2013, we paid Gaiam an aggregate of $263,000 and $168,000, respectively. Pursuant to a Loan Commitment we entered into with Gaiam and Riverside on November 13, 2012 (as described below), we entered into a Second Amendment to Lease, dated April 2, 2013, which permits Gaiam to purchase for $200,000 all tenant improvements constructed by us in our principal office space leased by us from Gaiam and cancels, effective March 31, 2013, the $3 per square foot credit set forth in the lease. On November 5, 2013, Gaiam elected, in conjunction with our early repayment of indebtedness owed to Gaiam, to call its option to purchase the tenant improvements for $200,000.

Intercorporate Services Agreement

Under our Intercorporate Services Agreement with Gaiam, Gaiam historically provided to us certain services that included business and facilities management, human resources and employee benefits, payroll, internal audit and risk management, treasury and cash management, tax, legal, accounts payable, telecommunications services, including call center support, and information technology services. Gaiam made each service available to us on an as-needed basis. Upon our request, Gaiam ceased to perform services under the agreement as of September 30, 2013 and the parties terminated the agreement effective on December 19, 2013. We paid a service charge that generally reflected the same payment terms and was calculated using the same cost allocation methodologies for the particular service, as those associated with our historical costs, and we reimbursed Gaiam for any out-of-pocket expenses, including the cost of any third-party services required. We and Gaiam agreed on the aggregate annual amount for a particular year that we owed Gaiam for the services expected to be performed that year based upon the parties’ good faith estimates of those required services and the fees for such services. We incurred an aggregate of $0 and $120,000, respectively, of service charges during 2014 and 2013 under the Intercorporate Services Agreement. The annual fee amount, as well as any changes, was required to be approved in writing by the disinterested members of each of our and Gaiam’s boards of directors.

Tax Sharing Agreement

Our Tax Sharing and Indemnification Agreement with Gaiam generally governs Gaiam’s and our rights, responsibilities, and obligations with respect to taxes. Under the Tax Sharing and Indemnification Agreement, we expect, with certain exceptions, that we will generally be responsible for the payment of all income and non-income taxes attributable to our operations and the operations of our direct and indirect subsidiaries, whether or not such tax liability is reflected on a consolidated or combined tax return filed by Gaiam. Under the Tax Sharing and Indemnification Agreement, we will be required to distribute to Gaiam the tax effect of any tax credit and loss carryforwards we become entitled to use that were created prior to our initial public offering. In addition, we generally will be responsible for a portion of any additional taxes that are required to be paid for periods prior to the initial public offering as a result of a tax audit. The Tax Sharing and Indemnification Agreement also sets forth the respective rights, responsibilities and obligations between Gaiam and us with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other tax matters. Under the Tax Sharing and Indemnification Agreement, we and Gaiam will each indemnify and hold harmless the other from and against any breach by a party of any representation, covenant, statement, promise or obligation of that party under this agreement. In addition, we will indemnify and hold harmless Gaiam from and against any liability under Section 355(e) of the Internal Revenue Code as a result of any action or failure to act by us, our directors, officers, or authorized agents. These indemnity obligations continue indefinitely, subject to any applicable statutes of limitations. On December 19, 2011 we entered into a First Amendment to Tax Sharing Agreement with Gaiam governing periods after the amendment date. The amendment carves out from the agreement tax items of the Alteris group that arose before our acquisition of Alteris and also clarifies how the true up of tax benefits works.

15

Registration Rights Agreement

Under our Amended and Restated Registration Rights Agreement with Riverside, Riverside (or its permitted transferee) has the right to require us to register with the Securities and Exchange Commission all or any portion of its Class A common stock so that those shares may be publicly resold, or to include such shares in any registration statement we file, subject to certain exceptions, conditions and limitations. These rights include demand registration rights, Form S-3 registration rights and “piggyback” registration rights, in each case on and subject to the terms and conditions identified in the Amended and Restated Registration Rights Agreement. We will generally pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations. These registration rights terminate as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities during any 90-day period pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, or the Securities Act, or pursuant to another similar exception. However, if a holder owns more than 10% of our outstanding securities, such holder shall continue to have registration rights until such time as all of the holder’s securities may be sold pursuant to Rule 144 or such holder owns less than 10% of our outstanding securities. The resale of these shares in the public market upon exercise of those registration rights could adversely affect the market price of our common stock. Before November 5, 2013, Gaiam was also a party to the Amended and Restated Registration Rights Agreement. Gaiam ceased to be a party to the Amended and Restated Registration Rights Agreement on November 5, 2013 pursuant to the terms of the Loan Repayment Agreement described below and Gaiam’s registration rights under the Amended and Restated Registration Rights Agreement terminated on that date.

December 2011 Loan Commitment under Shareholders Agreement

Upon the closing of the Alteris transaction on December 19, 2011 and pursuant to the terms of the Shareholders Agreement originally with both Gaiam and Riverside, we received commitments from Gaiam to loan us up to $1.7 million and from Riverside to loan us up to $3.15 million. Gaiam funded its loan commitment on December 30, 2011. Riverside, through Riverside Fund III, L.P., an affiliated entity, funded $3.0 million of its loan commitment on May 4, 2012 and the remaining $150,000 on June 20, 2013.

On April 23, 2013, we entered into a conversion agreement with Gaiam pursuant to which the principal amount of Gaiam’s $1.7 million promissory note was reduced by $100,000 in exchange for 62,111 shares of our Class A common stock. The conversion ratio was determined based on the closing market price of our Class A common stock on the date of the agreement.

The loans originally were for a period of 12 months. As described below, on November 5, 2013, we repaid in full the loan from Gaiam. As of the date of repayment, we owed Gaiam $1.6 million under the loan and we had paid an aggregate of $295,000 of interest on the loan over the term of the loan. The maturity dates for Riverside’s loans have been extended several times and the loans are now due March 31, 2016. These loans bear interest at a rate of 10% per annum which is due at maturity. As of December 31, 2014, we owed $3.15 million and $0.9 million of principal and accrued interest, respectively, to Riverside on its loans. We paid approximately $0.1 million of interest on Riverside’s loans during 2014. We did not pay any interest on the Riverside loans during prior periods.

Before the last extension, Riverside’s loans were subordinate and junior in right of payment to the prior payment in full of all indebtedness for borrowed money owed by us to any lenders unaffiliated with us. In connection with the last extension, Riverside was granted the option to place a second priority security interest upon assets of the Company. Payment of the unpaid principal and all accrued but unpaid interest under a loan is accelerated and become immediately due and payable upon the occurrence of certain events related to proceedings under bankruptcy, insolvency, receivership or similar laws, the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for our company or a substantial part of our assets, and our making a general assignment for the benefit of creditors.

November 2012 Loan Commitment

On November 13, 2012, we entered into a Loan Commitment with Gaiam and Riverside pursuant to which each agreed to advance to us up to an additional $1.0 million in cash upon request from us until March 31, 2013. In addition, Gaiam agreed to extend the maturity date for the $1.7 million loan from Gaiam described above from December 30, 2012 to April 30, 2013 in exchange for us paying all interest then owed on the loan.

16

On December 11 and 13, 2012, respectively, Gaiam and Riverside each advanced us $1.0 million in cash pursuant to the Loan Commitment. While outstanding, each loan was represented by a promissory note and bore interest at an annual rate of 10% per year, payable at maturity. The original maturity date of these loans was April 26, 2013, which was extended until April 26, 2014.

On November 5, 2013, we repaid all our outstanding indebtedness owed to Gaiam under this loan (as amended pursuant to an amended and restated promissory note). As of the date of repayment, we owed Gaiam $1.0 million under the loan and we had paid an aggregate of $81,000 of interest on that loan over the term of the loan.

On May 1, 2014, we repaid all our outstanding indebtedness owed to Riverside under this loan (as amended pursuant to an amended and restated promissory note). As of the date of repayment, we owed Riverside principal and accrued interest of $1.1 million.

Furthermore, as required by the Loan Commitment, we executed with Gaiam an option agreement permitting Gaiam to purchase for $200,000 all tenant improvements constructed by us in our principal office space leased by us from Gaiam and amended its lease to cancel, effective March 28, 2013, the $3 per square foot credit set forth in the current lease.

Loan Repayment Agreement

On November 5, 2013 we entered into an Agreement (the “Loan Repayment Agreement”) with Gaiam and Riverside whereby Gaiam agreed that upon receipt of $2.1 million (the “Payoff Amount”), all of our outstanding indebtedness and obligations under the $1.7 million loan made by Gaiam to us under the loan commitments set forth in the Shareholders Agreement originally with Gaiam and Riverside, dated December 19, 2011, and the $1.0 million loan made by Gaiam to Real Goods Solar under the Loan Commitments with Gaiam and Riverside, dated November 13, 2012, would be repaid in full. The balance of the indebtedness outstanding under these loans as of the date of the Loan Repayment Agreement was $2.6 million. The Loan Repayment Agreement also provided that the aggregate principal amount outstanding under these loans immediately before payment of the Payoff Amount would be reduced by $200,000 to reflect that Gaiam was deemed to have purchased from us its tenant leasehold improvements pursuant to and in accordance with the terms of the Second Amendment to Lease, dated March 28, 2013, between us and Gaiam for our Louisville, Colorado office building. Therefore, the Payoff Amount resulted in a discount of $300,000. On November 5, 2013, we made the $2.1 million payment to Gaiam.

In addition, pursuant to the Loan Repayment Agreement, upon repayment of the indebtedness owed on these loans, Gaiam relinquished all of its rights and obligations under, and is no longer a party to, the Shareholders Agreement and the Amended and Restated Registration Rights Agreement, each by and among us, Gaiam and Riverside, dated December 19, 2011.

Sale of Retail/Catalog Segment and Property Located in Hopland, CA

On December 3, 2014, we and our wholly-owned subsidiaries Real Goods Energy Tech, Inc. and Real Goods Trading Corporation, as sellers, entered into a Purchase and Sale Agreement with John Schaeffer and Nancy Hensley, as trustees of the John Schaeffer and Nancy Hensley Living Trust, and RGTC, Inc., as purchasers, pursuant to which the sellers agreed to sell to the purchasers our retail and catalog business (the “Hopland Business”) for $1.0 million. We completed the sale of the Hopland Business on December 5, 2014.

The agreement provides that in the event the purchasers sell the Hopland Business or the associated real property within 18 months following the closing date, the purchasers shall pay to the sellers 50% of the net profits realized. In the event the purchasers sell the Hopland Business or the associated real property between 18 and 36 months following the closing date, the purchasers shall pay to the sellers 25% of the net profits realized.

Mr. Schaeffer has served as one of our directors since 2008 and served as an officer or executive of the Company or the Hopland Business from 1986 until July 2014. Ms. Hensley is Mr. Schaeffer’s spouse. RGTC, Inc. is wholly-owned by Ms. Hensley and the John Schaeffer and Nancy Hensley Living Trust.

17

Our Policies Regarding Review, Approval or Ratification of Related-Party Transactions

Any related-party transaction is reviewed by disinterested members of management and, if material, by disinterested members of our board of directors or a committee thereof to ensure that the transaction reflects terms that are at least as favorable for us as we would expect in a similar transaction negotiated at arm’s length by unrelated parties.

DIRECTOR INDEPENDENCE

Our board of directors currently consists of seven members and meets regularly during the year. Our board of directors has determined that each of Messrs. Belluck, Bouska, Bowles, Kaufman and Scott are independent as defined by the listing standards of the Nasdaq Stock Market. Membership on our audit committee and compensation committee is limited to independent directors.

Item 14.	Principal Accounting Fees and Services

The following table presents fees billed for professional accounting fees and services rendered for the year ended December 31, 2014, to our principal accounting firm EKS&H, and to UHY for professional accounting fees and services rendered in connection with the acquisition of Mercury Solar Systems; and to EKS&H for the year ended December 31, 2013:

Audit and Non-Audit Fees (in $000’s)	2014			2013
	EKS&H	UHY	Totals	EKS&H
Audit fees (1)	$402	$—	$266	$191
Audit related fees (2)	207	63	406	102
Tax fees (3)	8	27	35	88
All other fees	—	—	—	—

Totals	$617	$90	$707	$381

(1)	Audit fees are fees that we paid for the audit of our annual financial statements included in our annual report on Form 10-K and review of unaudited financial statements included in our quarterly reports on Form 10-Q; for services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements; and all costs and expenses in connection with the above.
(2)	Audit related fees consisted of accounting consultations and additional audit procedures in connection with a business acquisition and related filings.
(3)	Tax fees represent tax advice and tax compliance services primarily in connection with a business acquisition and other transactions.

In accordance with the policies of our audit committee and legal requirements, all services to be provided by our independent registered public accounting firm are pre-approved by our audit committee. For 2014, our audit committee pre-approved all such services. Pre-approved services include audit services, audit-related services, tax services and other services. In some cases, pre-approval is provided by the full audit committee for up to one year, and such services relate to a particular defined task or scope of work and are subject to a specific budget. In other cases, the chairperson of our audit committee has the delegated authority from our audit committee to pre-approve additional services, and such action is then communicated to the full audit committee at the next audit committee meeting. To avoid certain potential conflicts of interest, the law prohibits a publicly traded company from obtaining certain non-audit services from its auditing firm. If we need such services, we obtain them from other service providers.

Effective April 13, 2015, our audit committee approved a resolution to retain Hein & Associates LLP as our new independent accountants engaged as the principal accountant to audit the our financial statements for the fiscal year ending December 31, 2015.

18

PART IV

Item 15.	Exhibits and Financial Statement Schedules

Documents filed as part of this report are as follows:

1.	Consolidated Financial Statements.

The consolidated financial statements required to be filed as part of the Original Filing are included in Item 8 of Part II of the Original Filing, filed on March 31, 2015.

2.	Exhibits:

The following exhibits are incorporated by reference or are filed or furnished with this Amendment or the Original Filing as indicated below:

Exhibit No.	Description

2.1+	Agreement and Plan of Merger, dated August 8, 2013, among Real Goods Solar, Inc., Real Goods Mercury, Inc. and Mercury Energy, Inc. (Incorporated by reference to Exhibit 2.1 to Real Goods Solar’s Current Report on Form 8-K filed August 9, 2013 (Commission File No. 001-34044)).

2.2+	Asset Purchase Agreement, dated August 9, 2013, among Real Goods Solar, Inc., Real Goods Syndicated, Inc. and Syndicated Solar, Inc. (Incorporated by reference to Exhibit 2.1 to Real Goods Solar’s Current Report on Form 8-K filed August 12, 2013 (Commission File No. 001-34044)).

2.3+	Membership Interest Purchase Agreement, dated March 26, 2014, among Real Goods Solar, Inc., Elemental Energy LLC, Sean Mullen, Beth-Ann Mullen, and Alexander Tiller (Incorporated by reference to Exhibit 2.2 to Real Goods Solar’s Quarterly Report on Form 10-Q filed May 15, 2014 (Commission File No. 001-34044)).

2.4+	First Amendment to Membership Purchase Agreement, dated May 14, 2014, by and among Real Goods Solar, Inc., Elemental Energy LLC, Sean Mullen, Beth-Ann Mullen, and Alexander Tiller (Incorporated by reference to Exhibit 2.2 to Real Goods Solar’s Current Report on Form 8-K filed May 16, 2014 (Commission File No. 001-34044)).

2.5+	Purchase and Sale Agreement, dated December 3, 2014, among Real Goods Solar, Inc., Real Goods Energy Tech, Inc., Real Goods Trading Corporation, John Schaeffer and Nancy Hensley, as Trustees of the John Schaeffer and Nancy Hensley Living Trust and RGTC, Inc. (Incorporated by reference to Exhibit 2.5 to Real Goods Solar’s Annual Report on Form 10-K filed March 31, 2015 (Commission File No. 001-34004))

3.1	Articles of Incorporation of Real Goods Solar, Inc. (Incorporated by reference to Exhibit 3.1 to Real Goods Solar’s Amendment No. 1 to Registration Statement on Form S-1 filed March 28, 2008 (Commission File No. 333-149092)).

3.2	Bylaws of Real Goods Solar, Inc. (Incorporated by reference to Exhibit 3.2 to Real Goods Solar’s Amendment No. 1 to Registration Statement on Form S-1 filed March 28, 2008 (Commission File No. 333-149092)).

4.1	Form of Real Goods Solar Class A Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to Real Goods Solar’s Amendment No. 5 to Registration Statement on Form S-1 filed May 2, 2008 (Commission File No. 333-149092)).

4.2	Warrant issued to Silicon Valley Bank on March 26, 2013 pursuant to the Second Loan Modification Agreement (Incorporated by reference to Exhibit 10.21 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

4.3	Warrant issued to Silicon Valley Bank on March 27, 2013 pursuant to the Third Loan Modification Agreement (Incorporated by reference to Exhibit 10.22 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

4.4	Form of Warrant, dated June 3, 2013, issued to the investors under the Securities Purchase Agreement, dated May 24, 2013, among Real Goods Solar, Inc. and the investors identified therein (Incorporated by reference to Exhibit 4.1 to Real Goods Solar’s Current Report on Form 8-K filed June 3, 2013 (Commission File No. 001-34044)).

19

4.5	Form of Warrant, dated November 20, 2013 (Incorporated by reference to Exhibit 4.1 to Real Goods Solar’s Current Report on Form 8-K filed November 21, 2013 (Commission File No. 001-34044)).

4.6	Form of Warrant, dated July 2, 2014, issued to the investors under the Securities Purchase Agreement dated July 2, 2014 among Real Goods Solar, Inc. and the investors identified therein (Incorporated by reference to Exhibit 4.1 to Real Goods Solar’s Current Report on Form 8-K filed July 3, 2014 (Commission File No. 001-34044)).

4.7	Warrant issued to Silicon Valley Bank on June 6, 2014 pursuant to the Joinder and Sixth Loan Modification Agreement (Incorporated by reference to Exhibit 4.1 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

4.8	Warrant issued to Silicon Valley Bank on November 19, 2014 pursuant to the Seventh Loan Modification and Waiver Agreement (Incorporated by reference to Exhibit 4.8 to Real Goods Solar’s Annual Report on Form 10-K filed March 31, 2015 (Commission File No. 001-34044))

10.1*	Form of Real Goods Solar, Inc. Employee Stock Option Agreement (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Amendment No. 1 to Registration Statement on Form S-1 filed March 28, 2008 (Commission File No. 333-149092)).

10.2*	Amended and Restated Real Goods Solar, Inc. 2008 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed January 15, 2014 (Commission File No. 001-34044)).

10.3	Tax Sharing and Indemnification Agreement between Real Goods Solar, Inc. and Gaiam, Inc. (Incorporated by reference to Exhibit 10.7 to Real Goods Solar’s Amendment No. 3 to Registration Statement on Form S-1 filed April 17, 2008 (Commission File No. 333-149092)).

10.4	Loan and Security Agreement, dated as of December 19, 2011, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Earth Friendly Energy Group Holdings, LLC, Alteris Renewables, Inc., Earth Friendly Energy Group, LLC, Solar Works, LLC, Alteris RPS, LLC, Alteris ISI, LLC, and Silicon Valley Bank (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed December 21, 2011 (Commission File No. 001-34044)).

10.5	Amended and Restated Registration Rights Agreement, dated as of December 19, 2011, between Real Goods Solar, Inc. and Riverside Renewable Energy Investments, LLC (Incorporated by reference to Exhibit 10.3 to Real Goods Solar’s Current Report on Form 8-K filed December 21, 2011 (Commission File No. 001-34044)).

10.6	Shareholders Agreement, dated as of December 19, 2011, between Real Goods Solar, Inc. and Riverside Renewable Energy Investments, LLC (Incorporated by reference to Exhibit 10.4 to Real Goods Solar’s Current Report on Form 8-K filed December 21, 2011 (Commission File No. 001-34044)).

10.7	Security Agreement, dated as of December 19, 2011, between Real Goods Solar, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Current Report on Form 8-K filed December 21, 2011 (Commission File No. 001-34044)).

10.8	First Amendment to Tax Sharing Agreement, dated as of December 19, 2011, between Real Goods Solar, Inc. and Gaiam, Inc. (Incorporated by reference to Exhibit 10.17 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.9	Form of Promissory Note issued to Gaiam, Inc. on December 30, 2011 and to Riverside Renewable Energy Investments, LLC on May 4, 2012 and June 20, 2012 (Incorporated by reference to the fourth attachment to the Shareholders Agreement filed as Exhibit 10.6 to this Form 10-K).

10.10*	Confidential Separation Agreement and Release of Claims, dated as of March 31, 2012, by and between Real Goods Solar, Inc. and Erik Zech (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Quarterly Report on Form 10-Q filed May 14, 2012 (Commission File No. 001-34044)).

10.11*	Consulting Agreement, dated as of March 31, 2012, by and between Real Goods Solar, Inc. and Erik Zech (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Quarterly Report on Form 10-Q filed May 14, 2012 (Commission File No. 001-34044)).

10.12	First Loan Modification Agreement, dated as of August 28, 2012, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Earth Friendly Energy Group Holdings, LLC, Alteris Renewables, Inc., Earth Friendly Energy Group, LLC, Solar Works, LLC, Alteris RPS, LLC, Alteris ISI, LLC and Silicon Valley Bank (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed August 29, 2012 (Commission File No. 001-34044)).

20

10.13	Loan Commitment, dated as of November 13, 2012, among Real Goods Solar, Inc., Riverside Renewable Energy Investments, LLC and Gaiam, Inc. (Incorporated by reference to Exhibit 10.13 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.14	Second Loan Modification and Reinstatement Agreement, dated as of November 13, 2012, among Silicon Valley Bank, Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Earth Friendly Energy Group Holdings, LLC, Alteris Renewables, Inc., Earth Friendly Energy Group, LLC, Solar Works, LLC, Alteris RPS, LLC, and Alteris ISI, LLC (Incorporated by reference to Exhibit 10.14 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.15	Form of Promissory Note issued to Gaiam, Inc. on December 11, 2012 and to Riverside Renewable Energy Investment LLC on December 13, 2013 pursuant to the Loan Commitment, dated as of November 13, 2012 (Incorporated by reference to Exhibit 10.15 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.16*	Restated Employment Letter, dated as of December 21, 2012, between Kamyar Mofid and Real Goods Solar, Inc. (Incorporated by reference to Exhibit 10.16 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.17	Form of Amended and Restated Promissory Note in the principal amount of $1.7 million issued to Gaiam, Inc. on March 27, 2013 (Incorporated by reference to Exhibit 10.18 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.18	Form of Amended and Restated Promissory Note issued to Riverside Fund III L.P. on March 27, 2013 in the principal amounts of $3 million and $150 thousand, respectively (Incorporated by reference to Exhibit 10.19 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.19	Third Loan Modification Agreement, dated as of March 27, 2013, among Silicon Valley Bank, Real Goods Energy Tech, Inc., Real Goods Trading Corporation, and Alteris Renewables, Inc. (Incorporated by reference to Exhibit 10.20 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.20	Form of Amended and Restated Promissory Note issued to Gaiam, Inc. and Riverside Renewable Energy Investment LLC on March 27, 2013 pursuant to the Loan Commitment, dated as of November 13, 2012 (Incorporated by reference to Exhibit 10.23 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.21*	Employment Letter, dated as of January 30, 2013, between Anthony DiPaolo and Real Goods Solar, Inc. (Incorporated by reference to Exhibit 10.7 to Real Goods Solar’s Quarterly Report on Form 10-Q filed May 15, 2013 (Commission File No. 001-34044)).

10.22	Employment Letter, dated May 10, 2013, between John Schaeffer and Real Goods Solar, Inc. (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 13, 2013 (Commission File No. 001-34044)).

10.23	Securities Purchase Agreement, dated May 24, 2013, among Real Goods Solar, Inc. and the investors thereunder (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed May 24, 2013 (Commission File No. 001-34044)).

10.24	Form of Second Amended and Restated Promissory Note issued to Riverside Fund III, L.P. on May 21, 2013 in the principal amounts of $3.0 million and $150,000, respectively (Incorporated by reference to Exhibit 10.3 to Real Goods Solar’s Current Report on Form 8-K filed May 24, 2013 (Commission File No. 001-34044)).

10.25	Registration Rights Agreement, dated June 3, 2013, among Real Goods Solar, Inc. and the investors under the Securities Purchase Agreement, dated May 24, 2013, among Real Goods Solar, Inc. and such investors (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed June 3, 2013 (Commission File No. 001-34044)).

10.26	Pre-Voting Agreement, dated August 8, 2013, among Mercury Energy, Inc., Real Goods Solar, Inc., Timothy Greener, Peter Kaufmann and Richard D. White (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed August 9, 2013 (Commission File No. 001-34044)).

10.27	Joinder and Fourth Loan Modification Agreement, dated September 26, 2013, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed September 27, 2013 (Commission File No. 001-34044)).

21

10.28	Intellectual Property Security Agreement, dated September 26, 2013, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc., Real Goods Solar, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Current Report on Form 8-K filed September 27, 2013 (Commission File No. 001-34044)).

10.29	Fifth Loan Modification Agreement, dated as of November 5, 2013, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc., and Silicon Valley Bank (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed November 5, 2013 (Commission File No. 001-34044)).

10.30	Agreement, dated November 5, 2013, among Gaiam, Inc., Riverside Renewable Energy Investments, LLC and Real Goods Solar, Inc. (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Current Report on Form 8-K filed November 5, 2013 (Commission File No. 001-34044)).

10.31	Waiver Agreement, dated March 25, 2014, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Quarterly Report on Form 10-Q filed May 15, 2014 (Commission File No. 001-34044)).

10.32	Securities Purchase Agreement, dated July 2, 2014, among Real Goods Solar, Inc. and the investors thereunder (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed July 3, 2014 (Commission File No. 001-34044)).

10.33	Form of Registration Rights Agreement, dated July 9, 2014, entered into among Real Goods Solar, Inc. and the investors under the Securities Purchase Agreement, dated July 2, 2014, among Real Goods Solar, Inc. and such investors (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Current Report on Form 8-K filed July 3, 2014 (Commission File No. 001-34044)).

10.34	Settlement and Release Agreement, dated May 12, 2014, by and among Real Goods Solar, Inc., Real Goods Syndicated, Inc., Syndicated Solar, Inc. (Delaware), Syndicated Solar, In. (California) and Justin Pentelute (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

10.35	Joinder and Sixth Loan Modification Agreement, dated June 6, 2014, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc., Mercury Energy, Inc., Real Goods Solar, Inc. - Mercury Solar, Elemental Energy, LLC, Sunetric Management LLC and Silicon Valley Bank (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

10.36	Intellectual Property Security Agreement, dated June 6, 2014, among Mercury Energy, Inc., Real Goods Solar, Inc. - Mercury Solar, Elemental Energy, LLC, Sunetric Management LLC and Silicon Valley Bank (Incorporated by reference to Exhibit 10.3 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

10.37	Second Amended and Restated Unconditional Guaranty, dated June 6, 2014, between Real Goods Solar, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.4 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

10.38	Second Amended and Restated Security Agreement, dated June 6, 2014, between Real Goods Solar, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.5 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

10.39	Confidential Separation Agreement and Release, dated August 18, 2014, between Real Goods Solar, Inc. and Kamyar Mofid (Incorporated by reference to Exhibit 10.3 to Real Goods Solar’s Quarterly Report on Form 10-Q filed November 19, 2014 (Commission File No. 001-34044)).

10.40	Form of Third Amended and Restated Promissory Note issued to Riverside Fund III, L.P. on August 18, 2014 in the principal amounts of $3.0 million and $150,000, respectively (Incorporated by reference to Exhibit 10.4 to Real Goods Solar’s Quarterly Report on Form 10-Q filed November 19, 2014 (Commission File No. 001-34044)).

10.41	Waiver Agreement, dated August 19, 2014, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc., Mercury Energy, Inc., Real Goods Solar, Inc. – Mercury Solar, Elemental Energy, LLC, Sunetric Management, LLC and Silicon Valley Bank (Incorporated by reference to Exhibit 10.5 to Real Goods Solar’s Quarterly Report on Form 10-Q filed November 19, 2014 (Commission File No. 001-34044)).

22

10.42	Seventh Loan Modification Agreement, dated November 19, 2014, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc., Mercury Energy, Inc., Real Goods Solar, Inc. - Mercury Solar, Elemental Energy, LLC, Sunetric Management LLC and Silicon Valley Bank (Incorporated by reference to Exhibit 10.42 to Real Goods Solar’s Annual Report on Form 10-K filed March 31, 2015 (Commission File No. 001-34044)).

21.1	Subsidiaries of the Registrant (filed previously as Exhibit 21.1 to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

23.1	Consent of EKS&H LLLP (filed previously as Exhibit 23.1 to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).

31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished previously as Exhibit 32.1 to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished previously as Exhibit 32.2 to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

101.INS	XBRL Instance Document (filed previously as Exhibit 101.INS to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

101.SCH	XBRL Taxonomy Extension Schema (filed previously as Exhibit 101.SCH to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

101.CAL	XBRL Taxonomy Extension Calculation Linkbase (filed previously as Exhibit 101.CAL to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

101.DEF	XBRL Taxonomy Extension Definition Linkbase (filed previously as Exhibit 101.DEF to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

101.LAB	XBRL Taxonomy Extension Label Linkbase (filed previously as Exhibit 101.LAB to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

101.PRE	XBRL Taxonomy Extension Presentation Linkbase (filed previously as Exhibit 101.PRE to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

*	Indicates management contract or compensatory plan or arrangement.
+	This exhibit excludes schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request by the Commission.

23

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Real Goods Solar, Inc.

/s/ Dennis Lacey
By: Dennis Lacey
Chief Executive Officer and acting Principal Financial Officer

April 30, 2015

24

EXHIBIT INDEX

Exhibit No.	Description

2.1+	Agreement and Plan of Merger, dated August 8, 2013, among Real Goods Solar, Inc., Real Goods Mercury, Inc. and Mercury Energy, Inc. (Incorporated by reference to Exhibit 2.1 to Real Goods Solar’s Current Report on Form 8-K filed August 9, 2013 (Commission File No. 001-34044)).

2.2+	Asset Purchase Agreement, dated August 9, 2013, among Real Goods Solar, Inc., Real Goods Syndicated, Inc. and Syndicated Solar, Inc. (Incorporated by reference to Exhibit 2.1 to Real Goods Solar’s Current Report on Form 8-K filed August 12, 2013 (Commission File No. 001-34044)).

2.3+	Membership Interest Purchase Agreement, dated March 26, 2014, among Real Goods Solar, Inc., Elemental Energy LLC, Sean Mullen, Beth-Ann Mullen, and Alexander Tiller (Incorporated by reference to Exhibit 2.2 to Real Goods Solar’s Quarterly Report on Form 10-Q filed May 15, 2014 (Commission File No. 001-34044)).

2.4+	First Amendment to Membership Purchase Agreement, dated May 14, 2014, by and among Real Goods Solar, Inc., Elemental Energy LLC, Sean Mullen, Beth-Ann Mullen, and Alexander Tiller (Incorporated by reference to Exhibit 2.2 to Real Goods Solar’s Current Report on Form 8-K filed May 16, 2014 (Commission File No. 001-34044)).

2.5+	Purchase and Sale Agreement, dated December 3, 2014, among Real Goods Solar, Inc., Real Goods Energy Tech, Inc., Real Goods Trading Corporation, John Schaeffer and Nancy Hensley, as Trustees of the John Schaeffer and Nancy Hensley Living Trust and RGTC, Inc. (Incorporated by reference to Exhibit 2.5 to Real Goods Solar’s Annual Report on Form 10-K filed March 31, 2015 (Commission File No. 001-34004)).

3.1	Articles of Incorporation of Real Goods Solar, Inc. (Incorporated by reference to Exhibit 3.1 to Real Goods Solar’s Amendment No. 1 to Registration Statement on Form S-1 filed March 28, 2008 (Commission File No. 333-149092)).

3.2	Bylaws of Real Goods Solar, Inc. (Incorporated by reference to Exhibit 3.2 to Real Goods Solar’s Amendment No. 1 to Registration Statement on Form S-1 filed March 28, 2008 (Commission File No. 333-149092)).

4.1	Form of Real Goods Solar Class A Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to Real Goods Solar’s Amendment No. 5 to Registration Statement on Form S-1 filed May 2, 2008 (Commission File No. 333-149092)).

4.2	Warrant issued to Silicon Valley Bank on March 26, 2013 pursuant to the Second Loan Modification Agreement (Incorporated by reference to Exhibit 10.21 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

4.3	Warrant issued to Silicon Valley Bank on March 27, 2013 pursuant to the Third Loan Modification Agreement (Incorporated by reference to Exhibit 10.22 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

4.4	Form of Warrant, dated June 3, 2013, issued to the investors under the Securities Purchase Agreement, dated May 24, 2013, among Real Goods Solar, Inc. and the investors identified therein (Incorporated by reference to Exhibit 4.1 to Real Goods Solar’s Current Report on Form 8-K filed June 3, 2013 (Commission File No. 001-34044)).

4.5	Form of Warrant, dated November 20, 2013 (Incorporated by reference to Exhibit 4.1 to Real Goods Solar’s Current Report on Form 8-K filed November 21, 2013 (Commission File No. 001-34044)).

4.6	Form of Warrant, dated July 2, 2014, issued to the investors under the Securities Purchase Agreement dated July 2, 2014 among Real Goods Solar, Inc. and the investors identified therein (Incorporated by reference to Exhibit 4.1 to Real Goods Solar’s Current Report on Form 8-K filed July 3, 2014 (Commission File No. 001-34044)).

25

4.7	Warrant issued to Silicon Valley Bank on June 6, 2014 pursuant to the Joinder and Sixth Loan Modification Agreement (Incorporated by reference to Exhibit 4.1 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

4.8	Warrant issued to Silicon Valley Bank on November 19, 2014 pursuant to the Seventh Loan Modification and Waiver Agreement (Incorporated by reference to Exhibit 4.8 to Real Goods Solar’s Annual Report on Form 10-K filed March 31, 2015 (Commission File No. 001-34044)).

10.1*	Form of Real Goods Solar, Inc. Employee Stock Option Agreement (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Amendment No. 1 to Registration Statement on Form S-1 filed March 28, 2008 (Commission File No. 333-149092)).

10.2*	Amended and Restated Real Goods Solar, Inc. 2008 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed January 15, 2014 (Commission File No. 001-34044)).

10.3	Tax Sharing and Indemnification Agreement between Real Goods Solar, Inc. and Gaiam, Inc. (Incorporated by reference to Exhibit 10.7 to Real Goods Solar’s Amendment No. 3 to Registration Statement on Form S-1 filed April 17, 2008 (Commission File No. 333-149092)).

10.4	Loan and Security Agreement, dated as of December 19, 2011, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Earth Friendly Energy Group Holdings, LLC, Alteris Renewables, Inc., Earth Friendly Energy Group, LLC, Solar Works, LLC, Alteris RPS, LLC, Alteris ISI, LLC, and Silicon Valley Bank (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed December 21, 2011 (Commission File No. 001-34044)).

10.5	Amended and Restated Registration Rights Agreement, dated as of December 19, 2011, between Real Goods Solar, Inc. and Riverside Renewable Energy Investments, LLC (Incorporated by reference to Exhibit 10.3 to Real Goods Solar’s Current Report on Form 8-K filed December 21, 2011 (Commission File No. 001-34044)).

10.6	Shareholders Agreement, dated as of December 19, 2011, between Real Goods Solar, Inc. and Riverside Renewable Energy Investments, LLC (Incorporated by reference to Exhibit 10.4 to Real Goods Solar’s Current Report on Form 8-K filed December 21, 2011 (Commission File No. 001-34044)).

10.7	Security Agreement, dated as of December 19, 2011, between Real Goods Solar, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Current Report on Form 8-K filed December 21, 2011 (Commission File No. 001-34044)).

10.8	First Amendment to Tax Sharing Agreement, dated as of December 19, 2011, between Real Goods Solar, Inc. and Gaiam, Inc. (Incorporated by reference to Exhibit 10.17 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.9	Form of Promissory Note issued to Gaiam, Inc. on December 30, 2011 and to Riverside Renewable Energy Investments, LLC on May 4, 2012 and June 20, 2012 (Incorporated by reference to the fourth attachment to the Shareholders Agreement filed as Exhibit 10.6 to this Form 10-K).

10.10*	Confidential Separation Agreement and Release of Claims, dated as of March 31, 2012, by and between Real Goods Solar, Inc. and Erik Zech (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Quarterly Report on Form 10-Q filed May 14, 2012 (Commission File No. 001-34044)).

10.11*	Consulting Agreement, dated as of March 31, 2012, by and between Real Goods Solar, Inc. and Erik Zech (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Quarterly Report on Form 10-Q filed May 14, 2012 (Commission File No. 001-34044)).

10.12	First Loan Modification Agreement, dated as of August 28, 2012, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Earth Friendly Energy Group Holdings, LLC, Alteris Renewables, Inc., Earth Friendly Energy Group, LLC, Solar Works, LLC, Alteris RPS, LLC, Alteris ISI, LLC and Silicon Valley Bank (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed August 29, 2012 (Commission File No. 001-34044)).

10.13	Loan Commitment, dated as of November 13, 2012, among Real Goods Solar, Inc., Riverside Renewable Energy Investments, LLC and Gaiam, Inc. (Incorporated by reference to Exhibit 10.13 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.14	Second Loan Modification and Reinstatement Agreement, dated as of November 13, 2012, among Silicon Valley Bank, Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Earth Friendly Energy Group Holdings, LLC, Alteris Renewables, Inc., Earth Friendly Energy Group, LLC, Solar Works, LLC, Alteris RPS, LLC, and Alteris ISI, LLC (Incorporated by reference to Exhibit 10.14 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

26

10.15	Form of Promissory Note issued to Gaiam, Inc. on December 11, 2012 and to Riverside Renewable Energy Investment LLC on December 13, 2013 pursuant to the Loan Commitment, dated as of November 13, 2012 (Incorporated by reference to Exhibit 10.15 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.16*	Restated Employment Letter, dated as of December 21, 2012, between Kamyar Mofid and Real Goods Solar, Inc. (Incorporated by reference to Exhibit 10.16 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.17	Form of Amended and Restated Promissory Note in the principal amount of $1.7 million issued to Gaiam, Inc. on March 27, 2013 (Incorporated by reference to Exhibit 10.18 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.18	Form of Amended and Restated Promissory Note issued to Riverside Fund III L.P. on March 27, 2013 in the principal amounts of $3 million and $150 thousand, respectively (Incorporated by reference to Exhibit 10.19 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.19	Third Loan Modification Agreement, dated as of March 27, 2013, among Silicon Valley Bank, Real Goods Energy Tech, Inc., Real Goods Trading Corporation, and Alteris Renewables, Inc. (Incorporated by reference to Exhibit 10.20 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.20	Form of Amended and Restated Promissory Note issued to Gaiam, Inc. and Riverside Renewable Energy Investment LLC on March 27, 2013 pursuant to the Loan Commitment, dated as of November 13, 2012 (Incorporated by reference to Exhibit 10.23 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.21*	Employment Letter, dated as of January 30, 2013, between Anthony DiPaolo and Real Goods Solar, Inc. (Incorporated by reference to Exhibit 10.7 to Real Goods Solar’s Quarterly Report on Form 10-Q filed May 15, 2013 (Commission File No. 001-34044)).

10.22	Employment Letter, dated May 10, 2013, between John Schaeffer and Real Goods Solar, Inc. (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 13, 2013 (Commission File No. 001-34044)).

10.23	Securities Purchase Agreement, dated May 24, 2013, among Real Goods Solar, Inc. and the investors thereunder (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed May 24, 2013 (Commission File No. 001-34044)).

10.24	Form of Second Amended and Restated Promissory Note issued to Riverside Fund III, L.P. on May 21, 2013 in the principal amounts of $3.0 million and $150,000, respectively (Incorporated by reference to Exhibit 10.3 to Real Goods Solar’s Current Report on Form 8-K filed May 24, 2013 (Commission File No. 001-34044)).

10.25	Registration Rights Agreement, dated June 3, 2013, among Real Goods Solar, Inc. and the investors under the Securities Purchase Agreement, dated May 24, 2013, among Real Goods Solar, Inc. and such investors (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed June 3, 2013 (Commission File No. 001-34044)).

10.26	Pre-Voting Agreement, dated August 8, 2013, among Mercury Energy, Inc., Real Goods Solar, Inc., Timothy Greener, Peter Kaufmann and Richard D. White (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed August 9, 2013 (Commission File No. 001-34044)).

10.27	Joinder and Fourth Loan Modification Agreement, dated September 26, 2013, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed September 27, 2013 (Commission File No. 001-34044)).

10.28	Intellectual Property Security Agreement, dated September 26, 2013, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc., Real Goods Solar, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Current Report on Form 8-K filed September 27, 2013 (Commission File No. 001-34044)).

10.29	Fifth Loan Modification Agreement, dated as of November 5, 2013, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc., and Silicon Valley Bank (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed November 5, 2013 (Commission File No. 001-34044)).

27

10.30	Agreement, dated November 5, 2013, among Gaiam, Inc., Riverside Renewable Energy Investments, LLC and Real Goods Solar, Inc. (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Current Report on Form 8-K filed November 5, 2013 (Commission File No. 001-34044)).

10.31	Waiver Agreement, dated March 25, 2014, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Quarterly Report on Form 10-Q filed May 15, 2014 (Commission File No. 001-34044)).

10.32	Securities Purchase Agreement, dated July 2, 2014, among Real Goods Solar, Inc. and the investors thereunder (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed July 3, 2014 (Commission File No. 001-34044)).

10.33	Form of Registration Rights Agreement, dated July 9, 2014, entered into among Real Goods Solar, Inc. and the investors under the Securities Purchase Agreement, dated July 2, 2014, among Real Goods Solar, Inc. and such investors (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Current Report on Form 8-K filed July 3, 2014 (Commission File No. 001-34044)).

10.34	Settlement and Release Agreement, dated May 12, 2014, by and among Real Goods Solar, Inc., Real Goods Syndicated, Inc., Syndicated Solar, Inc. (Delaware), Syndicated Solar, In. (California) and Justin Pentelute (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

10.35	Joinder and Sixth Loan Modification Agreement, dated June 6, 2014, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc., Mercury Energy, Inc., Real Goods Solar, Inc. - Mercury Solar, Elemental Energy, LLC, Sunetric Management LLC and Silicon Valley Bank (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

10.36	Intellectual Property Security Agreement, dated June 6, 2014, among Mercury Energy, Inc., Real Goods Solar, Inc. - Mercury Solar, Elemental Energy, LLC, Sunetric Management LLC and Silicon Valley Bank (Incorporated by reference to Exhibit 10.3 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

10.37	Second Amended and Restated Unconditional Guaranty, dated June 6, 2014, between Real Goods Solar, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.4 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

10.38	Second Amended and Restated Security Agreement, dated June 6, 2014, between Real Goods Solar, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.5 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

10.39	Confidential Separation Agreement and Release, dated August 18, 2014, between Real Goods Solar, Inc. and Kamyar Mofid (Incorporated by reference to Exhibit 10.3 to Real Goods Solar’s Quarterly Report on Form 10-Q filed November 19, 2014 (Commission File No. 001-34044)).

10.40	Form of Third Amended and Restated Promissory Note issued to Riverside Fund III, L.P. on August 18, 2014 in the principal amounts of $3.0 million and $150,000, respectively (Incorporated by reference to Exhibit 10.4 to Real Goods Solar’s Quarterly Report on Form 10-Q filed November 19, 2014 (Commission File No. 001-34044)).

10.41	Waiver Agreement, dated August 19, 2014, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc., Mercury Energy, Inc., Real Goods Solar, Inc. – Mercury Solar, Elemental Energy, LLC, Sunetric Management, LLC and Silicon Valley Bank (Incorporated by reference to Exhibit 10.5 to Real Goods Solar’s Quarterly Report on Form 10-Q filed November 19, 2014 (Commission File No. 001-34044)).

10.42	Seventh Loan Modification Agreement, dated November 19, 2014, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc., Mercury Energy, Inc., Real Goods Solar, Inc. - Mercury Solar, Elemental Energy, LLC, Sunetric Management LLC and Silicon Valley Bank (Incorporated by reference to Exhibit 10.42 to Real Goods Solar’s Annual Report on Form 10-K filed March 31, 2015 (Commission File No. 001-34044)).

21.1	Subsidiaries of the Registrant (filed previously as Exhibit 21.1 to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

23.1	Consent of EKS&H LLLP (filed previously as Exhibit 23.1 to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).

28

31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished previously as Exhibit 32.1 to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished previously as Exhibit 32.2 to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

101.INS	XBRL Instance Document (filed previously as Exhibit 101.INS to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

101.SCH	XBRL Taxonomy Extension Schema (filed previously as Exhibit 101.SCH to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

101.CAL	XBRL Taxonomy Extension Calculation Linkbase (filed previously as Exhibit 101.CAL to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

101.DEF	XBRL Taxonomy Extension Definition Linkbase (filed previously as Exhibit 101.DEF to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

101.LAB	XBRL Taxonomy Extension Label Linkbase (filed previously as Exhibit 101.LAB to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

101.PRE	XBRL Taxonomy Extension Presentation Linkbase (filed previously as Exhibit 101.PRE to Real Goods Solar’s Annual Report on Form 10-K filed on March 31, 2015).

*	Indicates management contract or compensatory plan or arrangement.
+	This exhibit excludes schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request by the Commission.

29

Exhibit 31.1

CERTIFICATION

I, Dennis Lacey, certify that:

1.	I have reviewed this Amendment No. 1 to Annual Report on Form 10-K for the year ended December 31, 2014, of Real Goods Solar, Inc.; and

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 30, 2015

/s/ Dennis Lacey
Dennis Lacey
Chief Executive Officer
(Principal Executive Officer and acting Principal Financial Officer)

Exhibit 31.2

CERTIFICATION

I, Alan Fine, certify that:

1.	I have reviewed this Amendment No. 1 to Annual Report on Form 10-K for the year ended December 31, 2014, of Real Goods Solar, Inc.; and

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 30, 2015

/s/ Alan Fine
Alan Fine
Treasurer and Principal Accounting Officer
(Principal Accounting Officer)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-34044

REAL GOODS SOLAR, INC.

(Exact name of registrant as specified in its charter)

COLORADO	26-1851813
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

833 WEST SOUTH BOULDER ROAD,

LOUISVILLE, CO 80027

(Address of principal executive offices)

(303) 222-8300

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, $.0001 par value	NASDAQ Stock Market LLC

Securities registered pursuant to section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    YES  ☐    NO  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    YES  ☐    NO  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.)    YES  ☐    NO  ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant was approximately $108,470,626 as of June 30, 2014, based upon the closing price on the NASDAQ Capital Market on that date. The registrant does not have non-voting common equity.

As of March 23, 2015, 78,080,814 shares of the registrant’s Class A common stock and no shares of the registrant’s Class B common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents (or portions thereof) are incorporated by reference into the Parts of this Form 10-K noted:

Part III incorporates by reference from the definitive proxy statement for the registrant’s 2015 Annual Meeting of Shareholders to be filed with the Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form.

REAL GOODS SOLAR, INC.

Annual Report on Form 10-K

For the Fiscal Year Ended December 31, 2014

Item 1.	Business

Overview

RGS Energy’s (“RGS”, “we”, “us”, or “the Company”) provides solar energy systems to homeowners and small commercial building owners in the United States. We believe that solar energy adoption is only in the early stages and that the adoption of solar energy systems will continue to increase as utility rates rise and customers become more knowledgeable about the savings clean and sustainable solar energy can deliver. RGS and its predecessors have been providing solar energy systems to customers since 1978 and installed tens of thousands of such systems.

We endeavor to make the move to solar simple for customers by managing and executing the process with our teams. We design and offer a suitable product, then procure, permit, install, and connect them to the grid. After the system is fully operational we provide a comprehensive 10 year warranty on the systems.

Business Strategy

Our goals are to (i) provide solar solutions that save residential and small commercial customers’ money and (ii) operate our Company at a profit. Our strategies to achieve these goals are:

•	Remain in geographic areas that allow us to provide electricity savings to customers. Currently we install in New York, New Jersey, Massachusetts, Rhode Island, Connecticut, New Hampshire, Vermont, Colorado, Hawaii, and California. These states typically have higher utility rates, additional local incentives and rebates, high customer return on investment, and/or favorable utility and government policies.

•	Expand our call center. During the past two years we have built a call center in our headquarters in Louisville, Colorado to conduct sales via the phone and internet. This allows us to cost-effectively reach potential customers and easily enter new markets. Call center personnel have access to engineering, operations, customer support and other services personnel in Louisville allowing them to quickly address any questions that arise during the sales process.

•	Selectively utilize field sales staff. Many prospective customers request a face-to-face meeting, so we utilize field sales staff in locations where it is cost-effective to do so, particularly in the North Eastern United States.

•	Continue to drive growth through referrals networks – We pay customers for referring additional customers. We will continue to expand these programs through the call center, post install in-home parties, user friendly software, and internet marketing.

•	Increase our installation capacity. Installation capacity needs to match sales demand around the country to install solar systems with the shortest cycle time possible. Our installations are performed by both in-house crews and our authorized integrator network.

•	Expand our financing options for customers. We refer our customers to a variety of options for financing solar energy systems including home improvement loans, equipment leases and power purchase agreements. In 2014 we began offering our own lease financing so that we could develop a portfolio of these assets and reduce our financing costs.

Our Competitive Strengths

We believe our clients select us because:

•	We have been in the solar industry for over 35 years.

•	Scope of product offering. Our customers can utilize cash, loan, and leasing/power purchase agreements.

•	Location. We are located in states where utility costs are high, therefore offering an attractive alternative to conventional power sources.

Description of our Services

We offer turnkey solar energy systems, including design, engineering, financing, procurement, permitting, installing, grid interconnection, monitoring, and maintenance. We install residential and small commercial systems generally between 3 kilowatts, or kW, and 200 kW in size, depending on the amount of electricity used by the customer and the size of their building. The average solar energy system is approximately 6 kW. We maintain a service department to manage service and repairs.

We design and build our solar energy systems to meet each customer’s individual needs and circumstances. We assess a customer’s annual power requirements and average electricity rates to size the solar system and engineer its interconnection to the grid. We assess the customer’s roof size, configuration, and composition to determine the optimum location for the solar photovoltaic (“PV”) modules. We factor in information about the customer’s electrical service territory, rate structures, customer’s budget, preferred financing method and the customer’s aesthetic preferences. We also identify the relevant federal, state and local regulations, including building codes, which are important to the cost, operation and return on investment of the customer’s solar energy system, as well as relevant tax rates and various other factors. We assess this data using estimated solar production tools and analytical calculations, which enable us to design a solar system to a size and configuration.

We prepare final construction plans to obtain a building permit which is necessary for state incentive rebate processing. We also provide customers with a return on investment analysis and determine the rebates and performance-based incentives that are available to each customer. As soon as the building permit is approved, our in-house construction teams and/or authorized integrators begin the installation by placing metal racking on the customer’s roof (or by building a ground mount in certain situations), followed by installation of the solar PV modules, inverter(s) and the balance of systems components and safety equipment. We do not custom manufacture solar PV modules or inverters, but rather purchase these manufactured components for incorporation into our constructed solar energy systems.

After the solar PV modules and inverter(s) are installed on the customer’s home or business, we obtain a final inspection of the installation by the local building department, prepare and submit all rebate applications to the appropriate rebating jurisdiction and at the same time apply to the local utility company to interconnect the customer’s solar energy system to the utility grid.

Solar Energy Systems

The largest portion of solar energy systems are the modules which transform the sunlight into electrical current. The electrical current then travels to the inverter which is the second largest component in cost of the solar energy system. The inverter converts the electrical current into useable electricity that matches the current of the utility grid. The electricity created can go onto the grid or be used by the customer to power household items such as lights and appliances. The other major components are the metal racking which holds the solar modules in place on the roof or ground, the monitoring which tracks the solar production of the system, and balance of system which includes clamps and electrical parts which allow the electrical tie-in to transpire. We do not manufacture any of the components. We purchase all components from manufacturer or distributors of the manufacturers.

Warranty Terms

We offer a warranty up to 10 year for parts and labor, which covers property damage arising from the installation. Substantially all major equipment installed in a PV system array is covered under transferable manufacturers’ warranties, which are generally up to 25 years. Customer claims are processed through our customer service department and we are typically reimbursed by the manufacturers for our labor and materials.

Financing

We offer customers a choice to finance their solar systems with their cash, third party loans, and Company and third party leases or power purchase agreements. We are constantly vetting new financing products and only refer the ones that best fit the customer’s needs and desires. Our diverse finance offerings allow us to provide solar power to our customers at prices that are economically attractive to their individual situation.

In 2014, we launched RGS Financing to provide our customers with another option to finance their acquisition of our solar systems.

Sales and Marketing

We market and sell our products and services through a national sales organization that includes a direct outside sales force on the east coast and Hawaii, call centers, channel partners and a customer referral program. We have trained our sales organization to efficiently engage prospective customers from initial interest to customized proposals to signed contracts. We intend to continue growing our sales teams and continue to educate consumers about the benefits of our solar products in order to lower our customer acquisition costs and further expand the market opportunity.

•	Inside sales- Our inside sales groups provide the opportunity to initially engage with potential customers prior to our outside sales or e-sales teams’ customer engagement. Inside sales groups identify the customer’s initial interest in solar energy and compile data necessary to assess potential cost savings for either of the following sales teams.

•	Direct outside sale- Our outside sales force works in the east coast markets we serve to generate new business and complete sales orders thru networking, local events and establishing local business alliances. The outside sales team visits potential customers in their homes, explaining the advantages of solar energy, answering customer questions and facilitating new sales orders.

•	E-sales - The e-sales teams provide an online, real time and complete customer experience. We use software or satellite imagery to review the customer’s rooftop for suitability, understand the customer’s interest and project potential cost savings from installation of the system. We utilize electronic contracts and digital signatures.

•	Customer referrals - Our customer referral program is designed to be an effective and efficient method of reaching new customers. Our program provides cash incentives to current customers to refer friends, relatives and co-workers.

•	Alliances and Channel Partnerships – We endeavor to generate referrals from programs with small local businesses and large regional partnerships to reach a larger target audience.

•	Online Digital Marketing- Consumers are seeking online education, purchase options, and business reviews before determining the best provider. Over the past year we have seen significant growth in online business traffic/demand. In an effort to align our business with marketplace and our E-sales teams with the consumer, we will continue to expand our online market presence.

Customers

Our residential customers are homeowners interested in reducing electrical utility costs and switching to sustainable energy. Our residential solar energy systems are generally rooftop installations up to 15kW in size.

Our small commercial customers come from a variety of industries including retail, manufacturing, service and municipal services. Our small commercial solar energy systems may be roof mounted or ground mounted and are generally up to 200kW in size.

Suppliers

Our solar energy systems utilize solar panels and inverters purchased from several manufacturers. We negotiate pricing based on quantity purchased and payment terms. We purchase major components as needed and do not have long-term or volume commitments with suppliers.

Competition

We believe our primary competitors are the traditional local utilities that supply energy to our potential customers. We compete with these traditional utilities primarily based on price, predictability of price and the ease by which customers can switch to electricity generated by our solar energy systems rather than fossil based alternatives. We believe that our pricing and focus on customer relationships allow us to compete favorably with traditional utilities in the regions we service.

The other source of competition comes from turnkey solar providers that offer solar products that can save similar customers money from the traditional electric utility in the same geographic regions. These companies consist of SolarCity Corporation, Vivint Solar Inc., NRG Home Solar, Sunrun Inc., Verengo, Inc., Sungevity, Inc., and many others.

Regulations

To operate our systems, we obtain interconnection agreements from the applicable local primary electricity utility. Depending on the size of the solar energy system and local law requirements, interconnection agreements are between the local utility and our customer. In almost all cases, interconnection agreements are standard form agreements that have been pre-approved by the local public utility commission or other regulatory body with jurisdiction over interconnection. As such, no additional regulatory approvals are required once interconnection agreements are signed. We maintain a utility administration function, with primary responsibility for engaging with utilities and ensuring our compliance with interconnection rules.

Our operations are subject to stringent and complex federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of the federal Occupational Safety and Health Act, as amended, or OSHA, and comparable state laws that protect and regulate employee health and safety. We expend significant resources to comply with OSHA requirements and industry best practices.

Federal and/or state prevailing wage requirements, which generally apply to any “public works” construction project that receives public funds, may apply to installations of our solar energy systems on government facilities. The prevailing wage is the basic hourly rate paid on public works projects to a majority of workers engaged in a particular craft, classification or type of work within a particular area. Prevailing wage requirements are established and enforced by regulatory agencies. Our in-house personnel monitor and coordinate our continuing compliance with these regulations when required.

Although interconnection is typically supported by the state and utility, we are currently having difficulty achieving interconnection approval in Hawaii. This is affecting our ability to build out our backlog and grow sales in Hawaii.

Government Incentives

U.S. federal, state and local governments have established various policies, incentives and financial mechanisms to reduce the cost of solar energy and to accelerate the adoption of solar energy. These incentives include tax credits, cash grants, tax abatements and rebates. These incentives help catalyze private sector investments in solar energy, energy efficiency and energy storage measures, including the installation and operation of residential and commercial solar energy systems.

The Internal Revenue Code allows a taxpayer to claim a credit of 30% of qualified expenditures for a solar energy system that is placed in service on or before December 31, 2016. This credit is scheduled to decline to 10% for business income taxpayers and expire for personal income taxpayers, effective January 1, 2017.

More than half of U.S. states, and many local jurisdictions, have established property tax incentives for renewable energy systems, which include exemptions, exclusions, abatements and credits. Many state governments, investor-owned utilities, municipal utilities and co-operative utilities offer rebates or other cash incentives for the installation and operation of a solar energy system or energy-related products.

Many states have a regulatory policy known as net energy metering, or net metering. Net metering typically allows our customers to interconnect their on-site solar energy systems to the utility grid and offset their utility electricity purchases by receiving a bill credit at the utility’s retail rate for energy generated by their solar energy system that is exported to the grid in excess of electric load used by customers.

Some states have established limits on net metering. For example, California investor-owned utilities are currently required to provide net metering to their customers until the total generating capacity of net metered systems exceeds 5% of the utilities’ “aggregate customer peak demand.” However, California recently enacted legislation that establishes a process and timeline for development of a new program with no participation cap that will apply after the current 5% cap is reached. Other states, such as New York and Massachusetts, increased their respective limits on net metering in 2014.

Seasonality

We have historically experienced seasonality in our business, with the first quarter representing our slowest sales quarter of the year. Additionally, the fourth quarter can be impacted by unfavorable weather, especially in the northeast.

Employees

As of March 23, 2015, we had approximately 244 full-time and 2 part-time employees. None of our employees are represented by a labor union or subject to a collective bargaining agreement.

Item 1A.	Risk factors

We wish to caution you that there are risks and uncertainties that could cause our actual results to be materially different from those indicated by forward looking statements that we make from time to time in filings with the Securities and Exchange Commission, news releases, reports, proxy statements, registration statements and other written communications as well as oral forward looking statements made from time to time by our representatives. These risks and uncertainties include those risks described below of which we are presently aware. Historical results are not necessarily an indication of the future results. Cautionary statements below discuss important factors that could cause our business, financial condition, operating results and cash flows to be materially adversely affected.

Risk Factors Related to our Business and Industry

The reduction, elimination or expiration of government subsidies and economic incentives for solar energy systems could reduce the demand for our products and services.

U.S. federal, state and local government bodies and utilities provide incentives to end users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments and payments for renewable energy credits associated with renewable energy generation. These incentives enable us to lower the price we charge our customers for solar energy systems. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as solar energy adoption rates increase. These reductions or terminations often occur without warning. The federal government currently offers a 30% investment tax credit under Section 48(a)(3) and 25D of the Internal Revenue Code, or the Federal ITC, for the installation of certain solar power facilities until

December 31, 2016. This credit is due to decline to 10% for business income taxpayers and to expire for personal income tax payers in 2017. In addition, applicable authorities may adjust or decrease incentives from time to time or include provisions for minimum domestic content requirements or other requirements to qualify for these incentives. The reduction, elimination or expiration of such incentives or delays or interruptions in the implementation of favorable federal or state laws could substantially increase the cost of our systems to our customers, resulting in a significant reduction in demand for our solar energy systems, which would negatively impact our business.

We prepare and submit paperwork on behalf of our customers and financing partners to obtain payment for solar energy systems that we sell and applicable incentives. The failure to complete this paperwork accurately or submit it on a timely basis may reduce our revenue and profit on projects and expose us to liquidated damages and other penalties

We typically prepare and submit the necessary paperwork on behalf of our customers and financing companies to obtain payment for solar energy systems that we sell and applicable incentive payments. The processing of such paperwork is generally subject to rigid and formal compliance procedures. In addition, such processing may be time consuming and add significant cost and administrative burden. We may price our products assuming that we will obtain payments that depend on the timely and accurate processing of such paperwork. There can be no assurance that we will be able to process necessary paperwork in a timely and accurate manner and successfully obtain all payments available to us or to our customers. If we are unsuccessful in doing so, our revenue and profit margin will be negatively impacted and we may have to pay financial penalties or liquidated damages.

Our business prospects could be harmed if solar energy is not widely adopted or sufficient demand for solar energy systems does not develop or takes longer to develop than we anticipate.

The solar energy market is at a relatively early stage of development. The extent to which solar energy will be widely adopted and the extent to which demand for solar energy systems will increase are uncertain. If solar energy does not achieve widespread adoption or demand for solar energy systems fails to develop sufficiently, we may be unable to achieve our revenue and profit targets. In addition, demand for solar energy systems in our targeted markets may not develop or may develop to a lesser extent or more slowly than we anticipate. Many factors may affect the demand for solar energy systems, including the following:

•	availability of government and utility company subsidies and incentives to support the development of the solar energy industry;

•	government and utility policies regarding the interconnection of solar energy systems to the utility grid;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar renewable energy sources, such as changes in the price of natural gas and other fossil fuels;

•	cost-effectiveness (including the cost of solar panels), performance and reliability of solar energy systems compared with conventional and other non-solar renewable energy sources and products;

•	success of other renewable energy generation technologies, such as hydroelectric, wind, geothermal, solar thermal, concentrated solar and biomass;

•	availability of financing with economically attractive terms;

•	fluctuations in expenditures by purchasers of solar energy systems, which tend to decrease in slower economic environments and periods of rising interest rates and tighter credit; and

•	deregulation of the electric power industry and the broader energy industry.

A drop in the retail price of conventional electricity or non-solar renewable energy sources may negatively impact our business.

The demand for our solar energy systems depends in part on the price of conventional electricity, which affects return on investment resulting from the purchase of solar energy systems. Fluctuations in economic and market conditions that impact the prices of conventional and non-solar renewable energy sources could cause the demand for solar energy systems to decline, which would have a negative impact on our business.

Existing rules, regulations and policies pertaining to electricity pricing and technical interconnection of customer-owned electricity generation and changes to these regulations and policies may deter the purchase and use of solar energy systems and negatively impact development of the solar energy industry.

The market for solar energy systems is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as policies adopted by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. For example, the vast majority of states have a regulatory policy known as net energy metering, or net metering, which allows our customers to interconnect their on-site solar energy systems to the utility grid and offset their utility electricity purchases by receiving a bill credit at the utility’s retail rate for energy generated by their solar energy system that is exported to the grid and not consumed on-site. In this way, the customer pays for the net energy used or receives a credit at the retail rate if more electricity is produced than consumed. Metering caps currently exist in certain jurisdictions, which limit the aggregate amount of power that may be sold by solar power generators into the electric grid. Some utilities also restrict the amount of consumer-owned electricity generation that can be placed on a circuit and the may require special studies or equipment before such generation can be connected to the utility grid. These regulations and policies have been modified in the past and may be modified in the future in ways that can restrict the interconnection of solar energy systems, deter purchases of solar energy systems and require investment in the research and development of solar energy technology. For example, in 2013 and 2014, Hawaiian Electric, the electric utility on Oahu, imposed new rules and procedures for the interconnection of solar systems on circuits with a high penetration of customer-owned electricity generation. These new rules and procedures have led to a dramatic reduction in the number of on-site solar energy systems being sold or interconnected in Oahu in 2014. Similar actions by utilities in other markets could have a similar effect. In addition, electricity generated by solar energy systems competes most favorably in markets with tiered rate structures or peak hour pricing that increase the price of electricity when more is consumed. Modifications to these rate structures by utilities, such as reducing peak hour or tiered pricing or adopting flat rate pricing, could require solar energy systems to achieve lower prices in order to compete with the price of utility generated electricity. Such changes are under consideration in markets in which we operate, such as California.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers to the installation of solar energy systems, which may significantly reduce demand for our solar energy systems.

The installation of solar energy systems is subject to oversight and regulation under local ordinances; building, zoning and fire codes; environmental protection regulation; utility interconnection requirements for metering; and other rules and regulations. We attempt to keep up-to-date on these requirements on a national, state and local level and must design and install our solar energy systems to comply with varying standards. Certain jurisdictions may have ordinances that prevent or increase the cost of installation of our solar energy systems. In addition, new government regulations or utility policies pertaining to the installation of solar energy systems are unpredictable and may result in significant additional expenses or delays, which could cause a significant reduction in demand for solar energy systems.

For projects where we recognize revenue on system installations on a percentage-of-completion basis or payments are due upon the achievement of contractual milestones, any delay or cancellation of a project could adversely affect our business.

For projects where we recognize revenue on a percentage-of-completion basis and, as a result, our revenue from these installations is driven by the performance of our contractual obligations. The time it takes to execute our contractual obligations may impact the amount of revenue recognized in a particular period. Timelines can be adversely impacted by weather, governmental agencies, utilities and customer requirements. In addition, certain customer contracts may include payment milestones due at specified points during a project. Although we generally build payment terms that provide for positive cash flow, delays in project execution or customer payments can adversely affect our business and cash flows.

Our sales and installations are subject to seasonality of customer demand and weather conditions which are outside of our control.

Our sales are subject to the seasonality of when customers buy solar energy systems. We experience spikes in orders in the Spring and Summer months which, due to lead time, result in installations and revenue increasing during the Summer and Fall. Tax incentives can generate additional backlog prior to the end of the year, depending upon the incentives available and the tax appetite of customers. Our ability to construct systems outdoors can be impacted by inclement weather, which can be most prominent in our geographic installation regions during the first and fourth quarters of the year. As a result of these factors, our first quarter is generally our slowest quarter of the year. If unexpected natural events occur and we are unable to manage our cash flow through these seasonal factors, there could be a negative impact on our financial position, liquidity, results of operation and cash flow.

Our inability to respond to changing technologies and issues presented by new technologies could harm our business.

The solar energy industry is subject to technological change. If we rely on products and technologies that are not attractive to customers, or if we are unable to respond appropriately to changing technologies and changes in product function and quality, we may not be successful in capturing or retaining significant market share. In addition, any new technologies utilized in our solar energy systems may not perform as expected or as desired, in which event our adoption of such products or technologies may harm our business.

We derive the majority of the revenue from the sale of solar energy systems in east coast states, Hawaii and California.

We currently derive the vast majority of our revenue from the sale of solar energy systems in east coast states, California and Hawaii. This geographic concentration exposes us to increased risks associated with the growth rates, government regulations, economic conditions, weather and other factors that may be specific to those states to which we would be less subject if we were more geographically diversified. The growth of our business will require us to expand our operations in existing markets and to commence operations in other states. Any geographic expansion efforts that we may make may not be successful, which would limit our growth opportunities.

We have identified a material weakness in internal control over financial reporting

Our independent auditor audited our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 for the first time, in connection with the year ended December 31, 2014 and identified a material weakness in internal control over financial reporting. This could result in heightened regulatory scrutiny, additional costs to remediate and potentially an adverse effect on the price of our Class A common stock. Furthermore, if we are unable to establish and maintain effective internal control over financial reporting, we may be unable to accurately or timely report our financial results or prevent fraud from occurring.

We have a history of operating losses, and it is uncertain when, or if, we may be able to achieve or sustain future profitability. If our revenue levels decrease or if we do not become profitable on an ongoing basis, we may be unable to continue our operations.

We have incurred net losses and have an accumulated deficit of $146.7 million as of December 31, 2014. If we cannot improve our operating results and ultimately generate net income, we may be unable to continue our operations in the future.

We may require significant additional funds, the amount of which will depend upon our working capital and general corporate needs, and be unable to obtain necessary funding.

Our operations may not generate sufficient cash to enable us to operate or expand our business and adequate financing may not be available if and when we need it or may not be available on terms acceptable to us. If our cash flow from operations and the proceeds from our offering of units of our Class A common stock and warrants in February 2015, the “2015 offering”, are insufficient to meet our obligations, we could be required to sell additional equity securities or refinance our obligations and may be unable to do so.

Competitors with superior access to capital may have a significant advantage over us if we are unable to generate sufficient cash flow or obtain adequate and timely financing for expansion and acquisitions.

The solar installation industry is highly fragmented and continues to move toward consolidation. We compete for acquisition opportunities with companies that have greater capital resources than we have. If we do not have available capital, for example, as a result of our inability to produce cash flow or obtain financing on acceptable terms, when acquisition opportunities arise, may preclude us from competing for available acquisition opportunities.

Our present indebtedness and projected future borrowings could adversely affect our financial health; future cash flows may not be sufficient to meet our obligations and we may have difficulty obtaining additional financing; and we may experience adverse effects of interest rate fluctuations

There can be no assurance in the future whether we will generate sufficient cash flow from operations, future financings or other sources to meet our debt service obligations, cash requirements to fund operations or other liquidity needs. Our present indebtedness and projected future borrowings could have important adverse consequences to us, such as:

•	making it more difficult for us to satisfy our obligations with respect to our existing indebtedness;

•	limiting our ability to obtain additional financing without restructuring the covenants in our existing indebtedness to permit the incurrence of such financing;

•	requiring a substantial portion of our cash flow to be used for payments on the debt and related interest, thereby reducing our ability to use cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting our ability to respond to changing business, industry and economic conditions and to withstand competitive pressures, which may affect our financial condition;

•	causing us to incur higher interest expense in the event of increases in interest rates on our borrowings that have variable interest rates or in the event of refinancing existing debt at higher interest rates;

•	limiting our ability to make investments, dispose of assets, pay cash dividends or repurchase stock;

•	increasing our vulnerability to downturns in our business, our industry or the general economy and restricting us from making improvements or acquisitions or exploring business opportunities;

•	placing us at a competitive disadvantage to competitors with less debt or greater resources; and

•	subjecting us to financial and other restrictive covenants in our indebtedness, the non-compliance with which could result in an event of default.

Our future operating performance and our ability to service, extend or refinance our indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. Our failure to meet our debt service obligations or pay our indebtedness when it comes due may cause us to become insolvent, which would cast doubt on our ability to continue as a going concern.

Our indebtedness imposes restrictive covenants on us.

Our indebtedness imposes various customary covenants on us and our subsidiaries. The restrictions that are imposed under these debt instruments include, among other obligations, limitations on our and our subsidiaries’ ability to:

•	sell assets;

•	change our business, management or ownership;

•	engage in any merger, acquisition or consolidation transactions;

•	incur additional debt;

•	make dividends or distributions and repurchase stock;

•	make investments;

•	enter into certain transactions with affiliates; and

•	make payments on or amend any subordinated obligations

Our ability to comply with the covenants imposed by the terms of our indebtedness may be affected by general economic conditions, industry conditions, and other events beyond our control. As a result, we cannot assure you that we will be able to comply with these covenants. Our failure to comply with such covenants, including failure to comply as a result of events beyond our control, could result in an event of default, which could materially and adversely affect our operating results and our financial condition.

If there were an event of default under our indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable, subject to applicable grace periods. This could trigger cross-defaults under our other debt instruments. We cannot assure you that our assets or cash flow would be sufficient to repay borrowings under our outstanding debt instruments if accelerated upon an event of default, or that we would be able to repay, refinance or restructure the payments on any of those debt instruments.

Our failure to realize cost savings from restructuring and optimization could materially and adversely affect our business and operating results.

In an attempt to realize efficiencies and cost savings, we are in the process of restructuring and optimizing our business. We may be unable to effectively complete such restructuring and optimization efforts. Furthermore, we may not realize the expected benefits from our restructuring and optimization initiatives. Our long-term expense reduction programs may result in an increase in short-term expenses, and our efforts may lead to additional unintended consequences. As a result, our restructuring and optimization efforts could materially and adversely affect our business and operating results.

Our operations are largely dependent on the skill and experience of our management and key personnel. The loss of management and other key personnel or our inability to hire additional personnel could significantly harm our business and our ability to expand, and we may not be able to effectively replace members of management who have left the company.

Our continued success and our ability to maintain our competitive position is largely dependent upon, among other things, the efforts and skills of our senior executives and management team. We cannot guarantee that these individuals will remain with us. We do not carry key man life insurance on our executives. If we lose the services of any members of our management team or other key personnel, our business may be significantly impaired. We cannot assure you that we will be able to retain our existing senior executive and management personnel or attract additional qualified senior executive and management personnel.

The loss of or failure to hire additional personnel could materially and adversely affect our business, operating results and our ability to expand.

The expansion of our business could place a significant strain on our managerial, financial and personnel resources. To reach our goals, we must successfully recruit, train, motivate and retain additional employees, including management and technical personnel, integrate new employees into our overall operations and enhance our financial and accounting systems, controls and reporting systems. While we believe we have personnel sufficient for the current requirements of our business, expansion of our business could require us to employ additional personnel. The loss of personnel or our failure to hire additional personnel could materially and adversely affect our business, operating results and our ability to expand.

From time to time, we are subject to litigation which, if adversely determined, could cause us to incur substantial losses.

From time to time during the normal course of operating our businesses, we are subject to various litigation claims and legal disputes. Litigation claims have also been made against us by investors in our July 2014 private placement. Some of the litigation claims may not be covered under our insurance policies, or our insurance carriers may seek to deny coverage. As a result, we might also be required to incur significant legal fees, which may have a material adverse effect on our financial position. In addition, because we cannot accurately predict the outcome of any action, it is possible that, as a result of current and/or future litigation, we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses.

We rely heavily on a limited number of suppliers and vendors, to some of which we owe significant past due balances, and if these suppliers and vendors become unwilling to deliver critical components and services, it would adversely affect our ability to operate and our financial results.

We rely on a limited number of third-party suppliers to provide the components used in our solar energy systems. We also rely on key vendors to provide internal and external services which are critical to our operations, including installation of solar energy systems, accounting and customer relationship management software, facilities and communications. The failure of our suppliers and vendors to supply us with products and services in a timely manner or on commercially reasonable terms could result in lost orders, delay our project schedules, limit our ability to operate and harm our financial results. There have been times in our history when we have had significant outstanding balances and have been in arrears with many of our suppliers and vendors. When these circumstances existed, many of these suppliers and vendors were no longer willing to provide products or services to us, and placed us on “credit hold”, or were requiring payment in advance. If any of our suppliers or vendors were to fail to supply our needs on a timely basis or to cease providing us key components or services we use, we would be required to secure alternative sources of supply. We may have difficulty securing alternative sources of supply. If this were to occur, our business would be harmed.

Although currently there is no shortage of supplies for solar energy systems, from time to time in the past, shortages have occurred and have impacted companies such as us. Shortages in the supply of silicon, inverters or supply chain issues could adversely affect the availability and cost of the solar photovoltaic modules used in our solar energy systems.

Shortages of silicon, inverters or supply chain issues could adversely affect the availability and cost of the solar photovoltaic modules we use in our solar energy systems. Manufacturers of solar photovoltaic modules depend upon the availability and pricing of silicon, one of the primary materials used in the manufacture of solar photovoltaic modules. The worldwide market for silicon from time to time experiences a shortage of supply, primarily because of demand for silicon by the semiconductor industry. Shortages of silicon cause the prices for solar photovoltaic modules to increase and supplies to become difficult to obtain. While we have been able to obtain sufficient supplies of solar photovoltaic modules to satisfy our needs to date, this may not be the case in the future. Future increases in the price of silicon or other materials and components could result in an increase in costs to us, price increases to our customers or reduced margins.

A substantial portion of the solar photovoltaic modules used in the United States are sourced from foreign suppliers and rules and conditions affecting international trade can have an adverse effect on the supply of solar photovoltaic modules and their cost.

A significant percentage of PV modules used in the United States are imported from China or utilize solar cells made in Taiwan. In 2014 the U.S. Department of Commerce imposed tariffs on these products. Although most of the solar photovoltaic modules we used in 2014 were sourced from domestic manufacturers, we experienced price increases and occasional problems with availability as a result of these tariffs. Other international trade conditions such as work slowdowns and labor strikes at port facilities or major weather events can also adversely impact the availability and price of solar photovoltaic modules.

We install solar energy systems, and many factors can prevent us from completing installations on time or on budget.

These factors include:

•	shortages of materials;

•	shortages of skilled labor;

•	unforeseen installation scheduling, engineering, excavation, environmental or geological problems;

•	issues at the job site that were not apparent during site inspection; natural disasters, hurricanes, weather interference, fires, earthquakes or other casualty losses or delays;

•	delays in obtaining or inability to obtain or maintain necessary licenses or permits;

•	changes to plans or specifications;

•	performance by subcontractors;

•	disputes with subcontractors; and

•	unanticipated cost increases in materials, labor or other elements of our projects beyond budgets and allowances for contingencies.

Our installation projects expose us to risks of cost overruns due to typical uncertainties associated with any project or changes in the designs, plans or concepts of such projects. For these and other reasons, installation costs may exceed the estimated cost of completions.

Because the solar energy system installation market is highly competitive and has low barriers to entry, we may face the loss of business or reduced margins.

The solar energy system installation market is highly competitive with low barriers to entry. We currently compete with significantly larger companies as well as a large number of relatively small installers and developers. Larger companies may have greater financial, technical and marketing resources and greater name recognition than we do. Smaller companies may lack adequate systems and capital, but can benefit from operating efficiencies or from having lower overhead, which enables them to offer lower prices.

We believe that our ability to compete depends in part on a number of factors outside of our control, including the following:

•	the availability of proprietary solar financing solutions;

•	the price at which competitors offer comparable products;

•	marketing efforts undertaken by our competitors;

•	the extent of our competitors’ responsiveness to customer needs;

•	access to financing for solar energy systems;

•	access to proprietary materials or systems.

Competition in the solar energy system installation market may increase in the future as a result of low barriers to entry. Increased industry competition could result in reductions in price, margins, and market share and in greater competition for qualified personnel. Our business and operating results would be adversely affected if we are unable to compete effectively.

The installation and ongoing operation of solar energy systems involves significant safety risks.

Solar energy systems generate electricity, which is inherently dangerous. Installation of these systems also involves the risk of falling from rooftops, personal injuries occurring at the job site and other risks typical of construction projects. Although we take many steps to assure the safe installation and operation of our solar energy systems, and also maintains insurance against such liabilities, we may nevertheless be exposed to significant losses arising from personal injuries or property damage arising from our projects.

Availability and cost of financing for solar energy systems could reduce demand for our services and products.

Many of our customers depend on loan or lease financing to fund the purchase price our solar energy systems. The interest rate for this financing varies with market conditions. Third-party financing sources also charge significant fees for their financing products. If our financing sources increase their fees or interest rates, our customers’ cost of purchasing our solar energy systems will increase and we may experience decreased demand for our products and services, resulting in reduced revenue. In the alternative, if we elect to absorb any financing price increase by lowering the price of our products and services to keep the total cost to our customers constant, our revenue will decrease and we will experience lower profit margins. In 2014 we introduced our own financing option in selective markets. However, we continue to rely on third parties to finance the majority of our sales of solar energy systems.

Our failure to meet customer expectations in the performance of our services, and the risks and liabilities associated with placing our employees and technicians in our customers’ homes and businesses could give rise to claims against us.

Our failure or inability to meet customer expectations in the performance of our services could damage our reputation or result in claims against us. In addition, we are subject to various risks and liabilities associated with our employees and technicians providing installation services in the homes and businesses of our customers, including possible claims of errors and omissions, harassment, theft of customer property, criminal activity and other claims.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

As a seller of consumer products, we may face product liability claims in the event that use of our solar energy systems results in injuries. Because solar energy systems produce electricity, it is possible that our products could result in injury, whether by product malfunctions, defects, improper installation or other causes. If such injuries or claims of injuries were to occur, we could incur monetary damages and our business could be adversely affected by any resulting negative publicity. The successful assertion of product liability claims against us also could result in potentially significant monetary damages and, if our insurance protection is inadequate to cover these claims, could require us to make significant payments from our own resources.

We may be subject to unexpected warranty expenses or service claims that could reduce our profits.

As a result of the length of the warranty periods we provide both in workmanship and, in certain cases, in energy production, we bear the risk of warranty claims long after we have completed the installation of a solar energy system. Our current standard warranty for our installation services includes a warranty period of up to 10 years for defects in material and workmanship. In addition, most manufacturers of solar photovoltaic modules offer a 25-year warranty period for declines in power performance. Although we maintain a warranty reserve for potential warranty or service claims, claims in excess of our reserve could adversely affect our operating results. Our failure to predict accurately future warranty claims could result in unexpected volatility in our financial results.

An increase in interest rates or tight credit markets could make it difficult for customers to finance the cost of solar energy systems and could reduce demand for our services and products.

Some of our prospective customers may depend on debt financing, such as home equity loans, or leasing, to fund the purchase of a solar energy system. Third-party financing sources specifically for solar energy systems are currently limited. The lack of financing sources, limitations on available credit or an increase in interest rates could make it difficult or more costly for our potential customers to secure the financing necessary to purchase a solar energy system on favorable terms, or at all, thus lowering demand for our services and products and negatively impacting our business.

We must meet The NASDAQ Capital Market continued listing requirements or we risk delisting, which may decrease our stock price and make it harder for our shareholders to trade our stock.

Our Class A common stock is currently listed for trading on The NASDAQ Capital Market. We must continue to satisfy NASDAQ’s continued listing requirements or risk delisting of our securities. Delisting would have an adverse effect on the price of our Class A common stock and likely also on our business. As previously disclosed, on December 15, 2014, we received notice from NASDAQ that we were not in compliance with the NASDAQ minimum bid-price rule. We have 180 calendar days, or until June 15, 2015, to regain compliance. If we have not regained compliance by that date, and if certain conditions are met, we may be eligible for an additional 180 day compliance period. Further, on February 13, 2015, we publicly disclosed that, due to an impairment charge for the fourth quarter of 2014, as reported we have negative shareholders’ equity as of December 31, 2014, which would also constitute a violation of the NASDAQ continuing listing requirements. There can be no assurance that we will be able to regain compliance with the NASDAQ continued listing requirements, or that our Class A common stock will not be delisted from The NASDAQ Capital Market in the future. If our Class A common stock is delisted from NASDAQ, it may trade on the over-the-counter market, which may be a less liquid market. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, shares of our Class A common stock would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities.

We expect to hold a special meeting of our shareholders on May 12, 2015 to consider and seek approval of a reverse stock split which if approved we expect will (i) cause our stock price to meet the NASDAQ minimum bid price continued listing requirement and (ii) cause us to have a sufficient number of shares of Class A common stock available for future warrant exercises. There can be no assurance our shareholders will approve the reverse stock split.

In the event the make-up of our board of directors or audit committee were not, or are not in the future, in compliance with the SEC and NASDAQ independence requirements, we face a number of risks that could materially and adversely affect our shareholders and our business.

The SEC rules and the NASDAQ Capital Market’s continued listing requirements require, among other things, that a majority of the members of our board of directors are independent and that our audit committee consists entirely of independent directors. In the event that we do not remain in compliance with these requirements, our executive officers could establish policies and enter into transactions without the requisite independent review and approval. This could present the potential for a conflict of interest between us and our shareholders generally and our executive officers, shareholders, or directors.

Further, our failure to comply with these requirements may limit the quality of the decisions that are made by our board of directors and audit committee, increasing the risk of material misstatements or omissions caused by errors or fraud with respect to our financial statements or other disclosures that may occur and not be detected in a timely manner or at all, or the payment of inappropriate levels of compensation to our executive officers. In the event that there are deficiencies or weaknesses in our internal control over financial reporting, we may misreport our financial results or lose significant amounts due to misstatements caused by errors or fraud. Finally, if the composition of our board of directors or audit committee fails to meet NASDAQ’s independence requirements in the future, our Class A common stock will be delisted from the NASDAQ Capital Market.

Risk Factors Related to Our Securities

The market price of the Class A common stock has been volatile, and future volatility could result in substantial losses for investors.

The market price of the Class A common stock has been volatile in the past and could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

•	actual or anticipated changes in our operating results;

•	regulatory, legislative or other developments affecting us or the solar energy industry generally;

•	changes in expectations relating to our services and products, plans and strategic position or those of our competitors or customers;

•	market conditions and trends within the solar energy industry;

•	acquisitions or strategic alliances by us or by our competitors;

•	litigation involving us, our industry or both;

•	introductions of new technological innovations, services, products or pricing policies by us or by our competitors;

•	the gain or loss of significant customers;

•	recruitment or departure of key personnel;

•	our ability to execute our business plan;

•	volume and timing of customer orders;

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in investor perception;

•	the level and quality of any research analyst coverage of our Class A common stock;

•	changes in earnings estimates or investment recommendations by analysts;

•	the financial guidance we may provide to the public, any changes in such guidance or its failure to meet such guidance;

•	trading volume of the Class A common stock or the sale of such stock by Riverside Renewable Energy Investments LLC (“Riverside”) or its management team or directors;

•	our issuance of additional shares of Class A common stock or securities convertible into or exercisable for Class A common stock; and

•	economic and other external factors that impact purchasing decisions of our potential customers.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries. These fluctuations may include a so-called “bubble market” in which investors temporarily raise the price of the stocks of companies in certain industries, such as the renewable energy industry, to unsustainable levels. These market fluctuations may significantly affect the market price of the Class A common stock.

Future issuances of our stock, options, warrants or other securities will cause substantial dilution and may negatively affect the market price of the Class A common stock.

Ownership of our securities may be diluted by future issuances of securities or the conversion or exercise of outstanding or to be issued options, warrants, convertible notes, convertible stock or other securities. Our recently completed 2015 Offering includes warrants to purchase more than 30 million shares of our Class A common stock based on our current expectations. The number of shares of our Class A common stock issuable upon exercise of these warrants increases when the price of our Class A common stock declines.

The Warrants issued in the 2015 Offering require us to send instructions to our transfer agent within one trading day of receipt of an exercise notice, and require us to deliver the number of shares of our Class A common stock requested within three trading days of receipt of the exercise notice, provided that we have received the exercise price for such shares. The exercise price of the warrant shares may be significantly less than the market price of our Class A common stock at the time of exercise. If we are unable to deliver the shares of Class A common stock within the timeframe required, we may be obligated to reimburse the holder for the cost of purchasing the shares of our Class A common stock in the open market or pay them the profit they would have realized upon the exercise and sale of such shares. We are also obligated to pay the holder in cash if we do not have sufficient shares of our Class A common stock available to fulfill an exercise notice.

In addition, as of March 23 , 2015, there were an aggregate of approximately 55.1 million shares of Class A common stock that may be issued upon exercise or conversion of other outstanding options to purchase our Class A common stock under our 2008 Long Term Incentive Plan and warrants or other agreements.

We also have two effective shelf registration statements, one covering approximately $5.0 million aggregate offering price of securities, and another covering approximately $182.8 million aggregate offering price of securities, under which we may issue additional securities in the future (in each case, all of which could be issued as shares of our Class A common stock or securities convertible or exercisable into shares of Class A common stock). Derivative securities, such as convertible debt, options and warrants, currently outstanding or issued in the future may contain anti-dilution protection provisions, which, if triggered, could require us to issue a larger number of the security underlying such derivative security than the face amount. For example, the warrants we issued in the June 3, 2013 private placement provide that among other things, if we issue or sell, or are deemed to have issued and sold, shares of Class A common stock for a consideration per share less than a price equal to the exercise price of the warrants, the exercise price of the warrants will be reduced and the number of shares of Class A common stock issuable upon exercise of the warrants will be increased, based on the formula and on the terms set forth in the warrants. The warrants issued in our 2015 Offering also contains anti-dilution protection reducing the exercise price but not directly increasing the shares of Class A common stock issuable upon exercise of the warrants. However, the number of shares of Class A common stock issuable upon exercise of the Series B warrants issued in our 2015 Offering is calculated by dividing a stated dollar value by an exercise price. As a result, if the exercise price is reduced, the number of shares issuable upon exercise of the Series B warrants increases.

We cannot predict the effect, if any, that future sales or issuance of shares of our Class A common stock into the market, or the availability of shares of our Class A common stock for future sale, will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued upon exercise of options and warrants or conversion of convertible related party debt), or the perception that such sales could occur, may materially affect prevailing market prices for our Class A common stock.

Securities analysts may not continue to cover our Class A common stock, and this may have a negative impact on our Class A common stock’s market price.

The trading market for our Class A common stock depends, in part, on the research and reports that securities analysts publish about us and our business. We do not have any control over these analysts. If our stock is downgraded by a securities analyst, our stock price would likely decline. If the analyst ceases to cover us or fails to publish regular reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We do not expect to pay any cash dividends on our Class A common stock for the foreseeable future.

We do not anticipate paying any cash dividends on our Class A common stock for the foreseeable future. Accordingly, investors in our securities would have to sell some or all of their stock in order to generate cash flow from their investment. Any determination to pay dividends in the future on the Class A common stock will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors that our board of directors deems relevant.

Our business is subject to reporting requirements that continue to evolve and change, which could continue to require significant compliance effort and resources.

Because our Class A common stock is publicly traded, we are subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board, the SEC and NASDAQ, periodically issue new requirements and regulations and legislative bodies also review and revise applicable laws such as the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. As interpretation and implementation of these laws and rules and promulgation of new regulations continues, we will continue to be required to commit significant financial and managerial resources and incur additional expenses.

Provisions in our articles of incorporation and bylaws might discourage, delay or prevent a change of control of our company or change in our management and, therefore, depress the trading price of our Class A common stock.

Our articles of incorporation and bylaws contain provisions that could depress the trading price of our Class A common stock by discouraging, delaying or preventing a change of control of our Company or changes in our management that our shareholders may believe advantageous. These provisions include:

•	Our board of directors may consist of any number of directors, which may be fixed from time to time by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors may be filled by the affirmative vote of a majority of the directors then in office or by an election at an annual meeting or special meeting of shareholders called for that purpose, and any vacancies on its board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by the affirmative vote of a majority of the remaining board of directors, even if less than a quorum is remaining in office.

•	A shareholder must provide advance notice of any proposal to be brought before an annual meeting of shareholders by a shareholder, including any nomination for election of directors by any shareholder entitled to vote for the election of directors at the meeting.

•	No shareholder proposal may be considered at a meeting of our shareholders unless the proposal relates to a matter on which a shareholder vote is required by our articles of incorporation, bylaws or by applicable law.

•	Our board of directors has the power to issue preferred stock with designations, preferences, limitations and relative rights determined by our board of directors without any vote or action by shareholders. The issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire our company, or of discouraging a third party from attempting to acquire our company.

•	Our board of directors may amend, supplement or repeal our bylaws or adopt new bylaws, subject to repeal or change by action of our shareholders.

Risk Factors Related to our Relationship with Gaiam and Riverside

Riverside has influence over us and its interests may conflict with or differ from interests of other shareholders.

Riverside holds approximately 15% of the currently outstanding shares of our Class A common stock. Riverside’s ownership may increase, stay the same or decrease depending on the amount of shares of Class A common stock we issue in the future. Further, pursuant to the terms of the Shareholders Agreement entered into in connection with the closing of the Alteris merger, Riverside currently has the right to designate two individuals for appointment or nomination to our board of directors. Because of Riverside’s voting rights and its ability to designate individuals for appointment or nomination to our board of directors, Riverside will be able to exert influence over our company and matters requiring approval by our shareholders, including the election of directors, increasing our authorized capital stock, financing activities, a merger or sale of our assets and the number of shares authorized for issuance under our 2008 Long-Term Incentive Plan.

Accordingly, shares of our Class A common stock may be worth less than they would be if Riverside did not maintain voting significance over us. Riverside is not prohibited from selling a significant interest in our company to a third party and may do so without shareholder approval and without providing for a purchase of other shares of our Class A common stock.

Our historical financial information as a business conducted by Gaiam may not be representative of our results as an independent public company.

Our historical financial information for periods when Gaiam controlled us does not reflect what our financial position, operating results or cash flows would have been had we been an independent entity during the historical periods presented. The historical costs and expenses reflected in our consolidated financial statements include amounts for certain corporate functions historically provided by Gaiam, including costs of fulfillment, systems, finance and other administrative services, and income taxes. These expense allocations were developed on the basis of what we and Gaiam considered to be reasonable prices for the utilization of services provided or the benefits received by us. The historical financial information in our audited and unaudited consolidated financial statements may not be indicative of what our results of operations, financial position, changes in equity and cash flows would have been had we been a separate stand-alone entity during the periods presented, or what they will be in the future. We have not made adjustments to reflect many significant changes that occurred in our cost structure, funding and operations as a result of our separation from Gaiam, including changes in our employee base, changes in our tax structure, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, stand-alone company, such as audit fees, directors and officers insurance costs and compliance costs.

Possible future sales of shares by Riverside could adversely affect the market price of our Class A common stock, even if our business is doing well.

Riverside may sell any or all of the shares of Class A common stock owned by it from time to time for any reason. Under the Amended and Restated Registration Rights Agreement between Riverside and us, entered into in connection with the closing of the Alteris merger, Riverside has the right to require us to register the shares of Class A common stock that it owns to facilitate the possible sale of such shares. Although we cannot predict the effect, if any, that future sales of shares of Class A common stock by Riverside would have on the market price prevailing from time to time, sales of substantial amounts of Class A common stock or the availability of such shares for sale could adversely affect prevailing market prices.

Item 1B.	Unresolved Staff Comments

None.

Item 2.	Properties

Our principal executive offices are located in Louisville, Colorado. The following table sets forth certain information relating to our primary facilities:

Primary Locations	Size (sq. ft.)	Use	Lease Expiration	Business Segment
Louisville, CO	29,189	Corporate Headquarters	Dec-16	Other/Residential
Fresno, CA	10,000	Office and warehouse	Oct-15	Residential
San Rafael, CA	4,250	Office and warehouse	Jun-15	Residential
Murrieta, CA	8,205	Office and warehouse	Apr-15	Residential
San Jose, CA	7,488	Office and warehouse	Mar-15	Residential
Orange, CA.	5,000	Office and warehouse	Sep-17	Residential
Stonington, CT	1,600	Office	Feb-15	Residential
Montpelier, VT	1,500	Office	Sep-15	Residential
Providence, RI	2,500	Office	Aug-15	Discontinued
Port Chester, NY	21,764	Office and warehouse	Jun-15	Discontinued
Kailua, HI	10,000	Office and warehouse	Dec-16	Sunetric
Kailu-Kona, HI	3,360	Warehouse	Month-Month	Sunetric

While existing facilities have lease renewal options ranging from 3 months to 4 years, our intention is to not renew any of our California facilities.

Item 3.	Legal Proceedings

From time to time, we are involved in legal proceedings that we consider to be in the normal course of business. On July 9, 2014, the Company completed a PIPE offering of approximately $7 million at a price per share of $2.40. Subsequently, the company’s stock price has declined to $0.26 as of March 23, 2015 and four of the investors in the offering (out of approximately 20 total investors in the offering) have asserted claims against the company in three separate lawsuits alleging certain misrepresentations and omissions in the offering. The Company intends to vigorously defend itself in the litigation and has made a motion for dismissal. As of December 31, 2014 we have not recorded a liability associated with this claim.

We do not believe that any of these proceedings will have a material adverse effect on our business.

Item 4.	Mine Safety Disclosures

Not applicable.

Part II

Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Stock Price History

Our Class A common stock is listed on the NASDAQ Capital Market under the symbol “RGSE”. Prior to February 24, 2014 our stock symbol was “RSOL”. On March 23, 2015 we had approximately 98 shareholders of record and 78,080,814 shares of $.0001 par value Class A common stock and no shares of $.0001 par value Class B shares outstanding.

The following table sets forth the high and low sales prices for our Class A common stock for the periods indicated:

	High	Low
Fiscal 2014:
Fourth Quarter	$1.52	$0.48
Third Quarter	$2.90	$1.40
Second Quarter	$4.10	$2.08
First Quarter	$5.23	$3.19
Fiscal 2013:
Fourth Quarter	$4.13	$2.17
Third Quarter	$2.82	$1.73
Second Quarter	$6.08	$1.59
First Quarter	$2.53	$0.84

Dividend Policy

We have not declared or paid any cash dividends on our Class A common stock, and we do not anticipate doing so in the foreseeable future. We currently intend to retain future earnings, if any, to operate our business and support our future growth strategies. Any future determination to pay dividends on our Class A common stock will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors that our Board of Directors deems relevant. Our revolving line of credit with Silicon Valley Bank prohibits the payment of dividends.

Sale of Unregistered Securities

All sales of unregistered equity securities during 2014 have been previously reported in a Form 10-Q or Form 8-K.

Equity Compensation Plan Information

The following table summarizes equity compensation plan information for our Class A common stock as of December 31, 2014:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	2,318,280	$2.50	4,385,957
Equity compensation plans not approved by security holders (a)	90,000	1.15	0

Total	2,408,280	$2.44	4,385,957

(a)	Consists of a stand-alone grant made outside of the Real Goods Solar, Inc. 2008 Long-Term Incentive Plan with substantially identical terms as grants made under the Real Goods Solar, Inc. 2008 Long-Term Incentive Plan.

On January 14, 2014 at a special meeting of shareholders’, our shareholders approved an amendment to the Real Goods Solar, Inc. 2008 Long-Term Incentive Plan to increase the maximum number of shares of common stock that may be issued under our equity compensation plan to 6,704,237.

In connection with the 2015 Offering, in February 2015, our Board of Directors voluntarily reduced the number of shares of Class A common stock reserved for future issuance under the Company’s equity compensation plans to 1,000,000 shares to maximize the number of shares of our Class A common stock available for issuance upon exercise of the warrants issued in our 2015 Offering. We are required to reserve 200,000,000 shares of our Class A common stock for issuance upon exercise of the warrants issued in the 2015 Offering. Until such time as the number of shares of Class A common stock authorized and available for issuance exceeds the 200,000,000 minimum reserve requirement, we are not able increase the number of shares reserved for issuance under equity compensation plan.

Item 6.	Selected Financial Data

Not applicable.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operation and financial condition. You should read this analysis in conjunction with our audited consolidated financial statements and related footnotes. This discussion and analysis contains statements of a forward-looking nature relating to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, including those set forth in this Form 10-K.

Discontinued Operations

On September 30, 2014, we committed to a plan to sell certain contracts and rights comprising our large commercial installations business, otherwise known as our former Commercial segment. At the same time, we determined not to enter into further contracts. Contracts in process at December 31, 2014 will be completed during 2015. We now report this business as a discontinued operation, separate from our continuing operations. The following management discussion and analysis of financial condition and results of operations is for our continuing operations, unless indicated otherwise.

Overview

We are a residential and small commercial solar energy engineering, procurement and construction firm. We also perform most of our own sales and marketing activities to generate leads and secure projects. We offer turnkey services, including design, procurement, permitting, build-out, grid connection, financing referrals and warranty and customer satisfaction activities. Our solar energy systems use high-quality solar photovoltaic modules. We use proven technologies and techniques to help customers achieve meaningful savings by reducing their utility costs. In addition, we help customers lower their emissions output and reliance upon fossil fuel energy sources.

We, including our predecessors, have more than 35 years of experience in residential solar energy and trace our roots to 1978, when Real Goods Trading Corporation sold the first solar photovoltaic panels in the United States. We have designed and installed tens of thousands of residential and commercial solar systems since our founding.

On September 30, 2014, we discontinued our entire former Commercial segment. As a result of this major strategic shift, we now operate as three reportable segments: (1) Residential – the installation of solar systems for homeowners, including lease financing thereof, and for small businesses (small commercial) in the continental U.S.; (2) Sunetric – the installation of solar systems for both homeowners and small business owners (small commercial) in Hawaii; and (3) Other – catalogue segment and corporate operations; see Note 4. Goodwill and Other Asset Impairment. We believe this new structure will enable us to more effectively manage our operations and resources.

Mergers and Acquisitions

Syndicated Solar, Inc.

We purchased certain assets and assumed certain current liabilities of Syndicated Solar, Inc. (“Syndicated”) through an Asset Purchase Agreement on August 9, 2013. The acquired assets include executed end-user customer agreements together with associated solar energy systems in various stages of completion along with software systems used by Syndicated to acquire new customers. We acquired, at fair value, tangible net assets totaling negative $0.7 million and $1.9 million of goodwill. The purchase consideration transferred, as amended on May 12, 2014, was comprised of cash of $0.3 million and 325,140 shares of the Company’s Class A common stock, with an aggregate fair value of $0.7 million based on the closing price of our Class A common stock on August 9, 2013. The goodwill associated with this acquisition’s commercial operations was impaired on June 30, 2014. See Note 4. Goodwill and Other Asset Impairments.

Mercury Energy, Inc.

We acquired 100% of the voting equity interests of Mercury Energy, Inc. on January 14, 2014 through a merger pursuant to an Agreement and Plan of Merger. The total consideration transferred was approximately $29.1 million and was comprised of 7.6 million shares of our Class A common stock, based on our Class A common stock closing market price of $3.83 per share on January 13, 2014, subject to an escrow arrangement and adjusted for a post-closing working capital adjustment.

Elemental Energy, LLC d/b/a Sunetric.

We acquired 100% of the voting equity interests of Elemental Energy LLC, dba, Sunetric, on May 14, 2014 pursuant to the terms of a Membership Interest Purchase Agreement (“Purchase Agreement”). The total consideration transferred was approximately $9.4 million and was comprised of 3.4 million shares of our Class A common stock, based on our Class A common stock closing market price of $2.75 per share on May 13, 2014, adjusted for a post-closing working capital adjustment; and $0.5 million of estimated probable contingent consideration. The provisional purchase consideration transferred is subject to a working capital true-up adjustment based on the determined final closing balances. The contingent consideration provides the sellers with the potential to earn up to $3.0 million in additional earn-out payments, to be paid in unregistered shares of our Class A common stock, upon the achievement of certain revenue and income earn-out targets for 2014 and 2015. We expect that these targets will not be achieved.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have identified the following to be critical accounting policies whose application have a material impact on our reported results of operations, and which involve a higher degree of complexity, as they require us to make judgments and estimates about matters that are inherently uncertain.

Revenue Recognition

For sales of solar energy systems and components of less than 100 kilowatts (kW), we recognize revenue, in accordance with ASC 605-25, Revenue Recognition—Multiple-Element Arrangements, and ASC 605-10-S99, Revenue Recognition—Overall—SEC Materials. Revenue is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable and (4) collection of the related receivable is reasonably assured. Components are principally comprised of photovoltaic panels, inverters, and solar energy system mounting hardware. The Company recognizes revenue when it installs a solar energy system, provided all other revenue recognition criteria have been met. Costs incurred on residential installations before the solar energy systems are completed are deferred and included in other current assets as work in progress in the consolidated balance sheet.

For those systems of 100kw or greater, or “commercial customers” we recognize revenue according to ASC 605-35, Revenue Recognition—Construction-Type and Production Type Contracts. Revenue is recognized on a percentage-of-completion basis, based on the ratio of labor costs incurred to date to total projected labor costs. Provisions are made for the full amount of any anticipated losses on a contract-by-contract basis.

The assets “Costs in excess of billings on uncompleted contracts” and “Deferred costs on uncompleted contracts” represent costs incurred plus estimated earnings in excess of amounts billed on percentage-of-completion method contracts and costs incurred but deferred until recognition of the related contract revenue on completed-method contracts, respectively. The liability “Billings in excess of costs on uncompleted contracts” represents billings in excess of related costs and earned profit on percentage-of-completion method contracts. We invoice large installation customers according to milestones defined in their respective contracts. The prerequisite for billing is the completion of an application and certificate of payment form as per the contract, which is done after each month end. Unbilled receivables were included in discontinued operations at December 31, 2014 and 2013.

Deferred revenue consists of solar energy system installation fees billed to customers for projects which are not completed as of the balance sheet date.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. We make estimates of the collectability of its accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends.

Inventory

Inventory consists primarily of solar energy system components (such as solar panels and inverters) located at Company warehouses and is stated at the lower of cost (first-in, first-out method) or market. We identify the inventory items to be written down for obsolescence based on the item’s current sales status and condition. We write down discontinued or slow moving inventories based on an estimate of the markdown to retail price needed to sell through its current stock level of the inventories on a quarterly basis.

Goodwill and Purchased Intangibles

We review goodwill and indefinite-lived intangible assets for impairment during the second quarter, or more frequently if a triggering event occurs between impairment testing dates.

Intangible assets arising from business combinations, such as acquired customer contracts and relationships (collectively “customer relationships”), are initially recorded at fair value. Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in a business combination. Goodwill is reviewed for impairment annually or more frequently if impairment indicators arise.

Our impairment assessment begins with a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The qualitative assessment includes comparing the overall financial performance of the reporting unit against the planned results used in the last quantitative goodwill impairment test. If it is determined under the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then a two-step quantitative impairment test is performed. Under the first step, the estimated fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. If the estimated fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.

Fair value of the reporting unit under the two-step assessment is determined using a discounted cash flow analysis. The use of present value techniques requires us to make estimates and judgments about our future cash flows. These cash flow forecasts will be based on assumptions that are consistent with the plans and estimates we use to manage our business. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. Application of alternative assumptions and definitions could yield significantly different results.

Intangible assets with finite useful lives are amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Purchase Accounting

The Company accounts for business combinations under ASC 805, Business Combinations. The cost of an acquisition, including any contingent consideration, is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities assumed, and equity instruments issued. Identifiable assets, liabilities, and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over our interest in the fair value of the identifiable net assets acquired is recorded as goodwill. Further, acquisition tax benefits we obtain from acquired companies are recognized in operating income as changes in our tax valuation allowance for our previously existing deferred tax assets.

We engage outside appraisal firms to assist in the fair value determination of identifiable intangible assets such as customer relationships, trade names, property and equipment and any other significant assets or liabilities. We adjust the preliminary purchase price allocation, as necessary, after the acquisition closing date through the end of the measurement period (up to one year) as we finalize the initial valuations for the assets acquired and liabilities assumed.

Share-Based Compensation

RGS recognizes compensation expense for share-based awards based on the estimated fair value of the award on the date of grant. We measure compensation cost at the grant date fair value of the award and recognizes compensation expense based on the probable attainment of a specified performance condition for performance based awards or over a service period for time based awards. We use the Black-Scholes option valuation model to estimate the fair value for purposes of accounting and disclosures. In estimating this fair value, certain assumptions are used (see Note 12. Share-Based Compensation), including the expected life of the option, risk-free interest rate, dividend yield, volatility and forfeiture rate. The use of different estimates for any one of these assumptions could have a material impact on the amount of reported compensation expense.

Income Taxes

We recognize income taxes under the asset and liability method. Deferred income taxes are recognized based on temporary differences between financial reporting and income tax bases of assets and liabilities, using current enacted income tax rates and regulations. These differences will result in taxable income or deductions in future years when the reported amount of the asset or liability is recovered or settled, respectively. Considerable judgment is required in determining when these events may occur and whether recovery of an asset, including the utilization of a net operating loss carry-forward prior to its expiration, is more likely than not.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We measure the tax benefits recognized in the consolidated financial statements from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding its income tax exposures. Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to our subjective assumptions and judgments which can materially affect amounts recognized in our consolidated balance sheets and statements of operations. We recognize interest and penalties related to income tax matters in interest expense and general and administration expenses, respectively.

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net revenue. Net revenue increased $13.1 million, or 22.8%, to $70.8 million during 2014 from $57.7 million during 2013. The increase in revenue reflects an increase in solar systems constructed to 17.0 megawatts in 2014 from 14.4 megawatts in 2013. Net revenue for our residential segment increased $1.9 million, or 3.6%, to $55.8 million during 2014 from $54.0 million during 2013, primarily due to our full integration of Syndicated Solar and organic growth from our sales and construction organization. Net revenue for our Sunetric segment was $12.7 million and represents the installment of 2.7 megawatts since we acquired it on May 14, 2014.

Gross profit. Gross profit decreased $1.5 million, or 10.6%, to $12.8 million during 2014 from $14.3 million during 2013. As a percentage of net revenue, gross profit decreased to 6.7% during 2014 from 24.7% during 2013. The decline in gross margin is attributable to: (i) less income from 1603 Safe Harbor transactions available during 2014 (for those transactions, the equipment is purchased directly by the customer from the supplier, and the margin is a higher percentage of the reduced amount of revenue recognized), (ii) a strengthening of our liability for warranty reserves, (iii) less gross profit from the catalog segment, and (iv) charges for reducing inventory to lower of cost or market, off-set by an increase of $1.7 million of gross profit from Sunetric since our acquisition during 2014.

Selling and operating expenses. Selling and operating expenses increased $8.4 million, or 44.9%, to $27.2 million during 2014 from $18.8 million during 2013. The increase in Selling and Operating expenses is attributable to: (i) the acquisition of Sunetric, approximately $1.8 million, (ii) an increase in indirect payroll and burden of approximately $2.6 million, (iii) marketing of $1.5 million and (iv) $2.5 million of other costs. As a percentage of net revenue, selling and operating expenses increased to 38.4% during 2014 from 32.5% during 2013.

General and administrative expenses. General and administrative expenses increased approximately $2.8 million, or 39.8%, to $9.7 million during 2014 from $7.0 million during 2013. General and Administrative Expense increased by approximately $2.5 million attributable to: (i) an increase in accounting and legal fees in part due to the company being classified as an accelerated filer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) headcount additions from acquisitions, (iii) executive bonuses, and (iv) an increase in stock option expense. As a percentage of net revenue, general and administrative expenses increased to 13.7 % during 2014 from 12.0% during 2013.

Acquisition costs. Acquisition costs during 2014 were approximately $0.8 million related to the acquisition of Sunetric as compared to approximately $1.0 million related to the acquisition of Syndicated during 2013.

Restructuring costs. Restructuring costs were approximately $0.6 million during 2014 for costs incurred by management’s decision to seek cost efficiencies and severance paid to departing executives. There were no restructuring costs during 2013.

Goodwill and other asset impairments. Goodwill and other asset impairments were approximately $11.8 million during 2014, comprised of approximately $10.4 million of goodwill related to Sunetric and approximately $1.3 million of real property and inventories related to the catalogue segment. There were no impairment charges during 2013.

Interest and other expense, net. Interest and other expense, net increased approximately $0.2 million to $1.2 million during 2014 from $0.9 million during 2013. The increase is primarily attributable to our bank term loan that matured on September 30, 2014.

Change in valuation of warrants. We recorded a noncash gain of $14.2 million during 2014 and $2.0 million during 2013 primarily due to decreasing stock prices resulting in adjustments to the fair value of the common stock warrant liability.

Income Tax Expense/Benefit. Income tax benefit was $1.2 million for 2014, represented primarily by tax benefits realized from the acquisition of Sunetric. State income tax expense was $58,000 for 2013, representing state income taxes not offset by the loss from operations.

Net loss from continuing operations. As a result of the above factors, our net loss from continuing operations during the year ended December 31, 2014 was $26.3 million, or $(0.55) per share, as compared to a net loss from continuing operations of $12.3 million, or $(0.42) per share, during the year ended December 31, 2013.

Net loss from discontinued operations. Our net loss from discontinued operations during the year ended December 31, 2014 was $30.9 million, or $(0.64) per share, as compared to a net gain from discontinued operations of $1.0 million, or $0.03 per share, during the year ended December 31, 2013. The results of the Discontinued segment declined approximately $31.9 million attributable to: (i) a goodwill impairment of $18.8 million as we did not realize the cost synergies we expected from our acquisition of a commercial installer, (ii) a $1.3 million provision for doubtful accounts, (iii) stock option expense of approximately $1.6 million, (iv) approximately $1.6 million of acquisition costs incurred and (v) operating losses related to the competitive environment, contract disputes and liquidating damages incurred, all resulting in a negative gross margin for the contracts during the year.

Net income (loss). As a result of the above factors, our net loss was $57.1 million, or $(1.19) per share, during 2014 compared to $11.3 million, or $(0.38) per share, during 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net revenue. Net revenue increased $13.7 million, or 31.1%, to $57.7 million during 2013 from $44.0 million during 2012. The increase in revenue reflects an increase in solar systems constructed to 14.4 megawatts in 2013 from 10.0 megawatts in 2012.

Gross profit. Gross profit decreased $1.7 million, or 10.8%, to $14.3 million during 2013 from $16.0 million during 2012. As a percentage of net revenue, gross profit decreased to 24.7% during 2013 from 36.3% during 2012. The decline in gross profit reflects competitive pricing pressure as well as the adverse impact of inclement weather on labor utilization efficiency.

Selling and operating expenses. Selling and operating expenses decreased $4.1 million, or 17.9%, to $18.8 million during 2013 from $22.9 million during 2012. As a percentage of net revenue, selling and operating expenses decreased to 32.5% during 2013 from 52.0% during 2012. The decrease in selling and operating expenses is attributable to consolidation of functions in our Colorado office and resulting reductions in headcount.

General and administrative expenses. General and administrative expenses decreased $1.3 million, or 16.3%, to $7.0 million during 2013 from $8.3 million during 2012. As a percentage of net revenue, general and administrative expenses decreased to 12.0% during 2013 from 18.8% during 2012. The decrease in general and administrative expenses is due to consolidation of back-office functions in our Colorado office and resulting decreases in headcount.

Acquisition and other costs. Acquisition and other costs were $1.0 million during 2013 related to our acquisition of Syndicated.

Interest and other expense, net. Interest and other expense, net increased approximately $0.1 million to $0.9 million during 2013 from $0.8 million during 2012. The increase is primarily attributable to our bank term loan.

Change in valuation of warrants. We recorded noncash income of $2.0 million during 2013 primarily due to decreasing stock prices resulting in adjustments to the fair value of the common stock warrant liability. There was no noncash income in 2012.

Income Tax Expense. Income tax expense was $58,000 for 2013, representing state income taxes not offset by the loss from operations.

Net loss from continuing operations. As a result of the above factors, our net loss from continuing operations during the year ended December 31, 2013 was $12.3 million, or $0.41 per share, as compared to a net loss from continuing operations of $47.9 million, or $1.79 per share, during the year ended December 31, 2012.

Net gain (loss) from discontinued operations. Our net loss from discontinued operations during the year ended December 31, 2013 was $1.0 million, or $0.03 per share, as compared to a net gain from discontinued operations of $0.7 million, or $0.02 per share, during the year ended December 31, 2012.

Liquidity and Capital Resources

Trends in liquidity and cash flow

Our trend in cash flow for the prior three years is as follows:

	Years ended December 31,
	2014	2013	2012
Net cash provided by (used in):
Operating activities - continuing operations	$(16,284)	$(15,604)	$(19,749)
Operating activities - discontinued operations	(14,433)	(1,031)	6,693

Operating activities	(30,717)	(16,635)	(13,056)
Investing activities	11,979	(1,515)	172
Financing activities	8,236	20,209	11,461

Net increase (decrease) in cash	$(10,502)	$2,059	$(1,423)

Our recurring negative cash flow from operations:

•	Has been funded by raising new capital in the public and private markets.

•	Arose to a material extent during 2014 due to our acquisition of Mercury for which we did not realize the anticipated synergies, along with a competitive market environment. Mercury is included in our Discontinued Operations as of September 30, 2014.

•	Arose from increases in selling and operating expenses as well as increases in general and administrative expenses relating to our acquisition program and investment in sales and marketing to grow revenue.

At December 31, 2014, we had cash and available borrowings aggregating $3.0 million. As of March 23, 2015, we had cash and available borrowings aggregating $5.4 million.

We have experienced recurring operating losses and negative cash flow from operations in recent years. As a result of these losses:

•	We were in technical default of certain covenants contained in its credit facility with Silicon Valley Bank (“SVB”) both as of September 30, 2014 and as of December 31, 2014. As discussed in Note 17, we obtained a waiver of the technical default at September 30, 2014 and the terms of the credit facility were amended to reduce the borrowing base by $1 million. As discussed in Note 17. Subsequent Events, during March 2015, we extended both its loan with SVB and subordinated debt owed to Riverside through March 2016. In connection with the extension of its loan with SVB, the requirement to reduce the borrowing base by $1 million was eliminated.

•	We did not pay vendors on a timely basis and, accordingly, experienced difficulties obtaining credit terms from its equipment suppliers. At December 31, 2014, we had an aggregate backlog of signed contracts for its Residential Segment of approximately $40 million, which it was not able to install in a timely manner, as our access to equipment was limited.

We, starting with the fourth quarter of 2014, implemented measures to reduce our cash outflow from operations and, for the fourth quarter, we had positive cash flow from operations of $0.6 million. These measures included (i) exiting the large commercial segment which was operating at both an operating and cash flow loss, (ii) reducing staffing levels, (iii) raising prices for its products and (iv) efforts to enhance accounts receivable collections and optimize inventory levels. Although the company was successful during the fourth quarter in managing cash, the borrowing base amendment described above and limited vendor terms limited the company’s ability to convert its backlog. As a result of these circumstances, the company arranged for additional capital as discussed below for the purposes of (i) obtaining a one-year extension of its credit facility for one year, which was renewed during the first quarter of 2015, and (ii) providing additional liquidity to repay equipment suppliers and have access to equipment; by the end of the first quarter of 2015 the company had made payments to vendors and began to have access to equipment.

On February 26 and 27, 2015, we raised gross proceeds of $3.5 million in the initial closings of the 2015 Offering. Over the next 12 months we can raise up to an additional $8.0 million either through (i) the forced exercise of a portion of the Class B warrants issued in the 2015 Offering, provided that it is in compliance with the equity conditions and other terms specified in the Securities Purchase Agreement and the warrants or (ii) voluntary exercise by the Class B warrant holders. See Note 17 Subsequent Events. As of March 23, 2015, we have realized $2.9 million from the Class B warrants solely by voluntary exercises by the Class B warrant holders, or 36% of the amount available. We anticipate further voluntary exercises by Class B warrant holders. We have the right to force the exercise of any unexercised warrants for cash other than certain retail investors of approximately $1.1 million who have the option of terminating their warrants in lieu of cash payment; however, as of March 23, 2014, the retail investors have made voluntary exercises of $0.5 million. In addition, we will raise additional capital through the voluntary exercise of Series A and Series C warrants.

We have prepared our business plan for 2015 and believe we have sufficient financial resources to operate for the ensuing 12-month period from December 31, 2014. Our objectives in preparing this plan included (i) further reducing its fixed operating cost infrastructure commencing during the first quarter of 2015 in order to reduce the required level of revenue for profitable operations and (ii) reducing our present operating losses and returning the company to profitable operations in the future. Elements of this plan include, among others, (i) realizing operating costs savings from reductions in staff, of which substantially all had been achieved by the end of the first quarter of 2015, (ii) the positive impact of the strategic decision to exit the large commercial segment which operated at both a substantial cash and operating loss, (iii) moving towards an optimized field and e-sales force, (iv) optimizing our construction capability through authorized third-party integrators to realize the revenue from installation of our backlog and minimize the impact on gross margin of idle construction crew time, (v) changing the mix of marketing expenditures to achieve a lower cost of acquisition than that employed in prior periods, and (vi) continued internal efforts to convert our accounts receivable to cash.

We believe that as a result of (i) raising access to additional capital of $11.5 million, of which 56% has been realized through March 23, 2015, (ii) renewing our credit facilities on improved terms for the ensuing 12 months, and (iii) the actions we has already implemented to reduce its fixed operating cost infrastructure, we have sufficient financial resources to operate for the ensuing 12 months. In the event that as a result of presently unforeseen circumstances our plan would not be sufficient to operate, we would enact further cost reductions and or raise additional capital.

NASDAQ Non-Compliance

In December 2014, we received a notice from NASDAQ that we were not in compliance with maintaining a minimum bid price of $1 per share for which we have 180 days to regain compliance.

We will hold a special meeting of shareholders on May 12, 2015 to consider and seek approval of a reverse stock split which if approved would (i) cause the stock price to meet the NASDAQ minimum bid price continued listing requirement and (ii) cause us to have a sufficient number of shares of Class A common stock for future warrant exercises. There can be no assurance that the shareholders will approve the reverse stock split.

Public Offerings

On July 9, 2014, we closed a private placement of equity securities in which we issued units consisting of an aggregate of 2,919,301 shares of our Class A common stock and warrants to purchase up to 1,313,686 additional shares of our Class A common stock for net proceeds of approximately $6.4 million. We used the net proceeds for general working capital purposes and to support the launch of our residential leasing platform.

On February 26 and 27, 2015, we raised gross proceeds of $3.5 million in the initial closings of the 2015 Offering. Over the next 12 months the Company can raise up to an additional $8 million through the forced exercise of a portion of the warrants issued in the 2015 Offering, provided that we are in compliance with the equity conditions and other terms specified in the Securities Purchase Agreement entered into in connection with the 2015 Offering and the warrants.

Discussion of statement of cash flows

Continuing Operations

Operating activities. Our operating activities used net cash of $16.3 million and $15.6 million during 2014 and 2013, respectively. Our net cash used in operating activities during 2014 was primarily attributable to our net loss of $26.2 million, before non-cash expenses of $2.4 million, a decrease in current assets of $3.9 million, an increase in current liabilities of $5.1 million, offset by an increase of non-current assets of $1.5 million. Our net cash used by operating activities during 2013 was primarily attributable to our net loss of $12.3 million, reduction of accrued liabilities of $2.1 million, a reduction of costs in excess of billings of $3.8 million, increased inventory of $1.3 million.

Investing activities. Our investing activities provided net cash of $12.0 million in 2014 and used net cash $1.5 million during 2013. Our net cash provided by investing activities during 2014 was primarily attributable to the acquisition of Sunetric and Mercury. Our net cash used by investing activities during 2013 was primarily attributable to the purchase of Syndicated of $1.2 million.

Financing activities. Our financing activities provided net cash of $8.2 million and $20.2 million during 2014 and 2013, respectively. Our net cash provided by financing activities during 2014 was primarily the result of net proceeds from the issuance of the Class A common stock and warrants of $6.3 million. Our net cash provided by financing activities during 2013 was primarily the result of net proceeds from the issuance of the Class A common stock of $27.3 million and borrowing under the term loan with SVB in the amount of $2.0 million, partially offset by payments on our line of credit of $6.5 million, and repayment in full of our debt to Gaiam in the amount of $2.6 million and obligations of $0.4 million.

Discontinued Operations

Operating activities. Our operating activities used net cash of $14.4 million and $1.0 million during the year ended December 31, 2014 and 2013, respectively. Our net cash used in operating activities during 2014 was primarily due to our net loss, as adjusted by noncash items, of $18.8 million related to the impairment of goodwill and intangibles, increased by cost in excess of billings of $1.8 million, and an increase in accounts payable and accrued expenses of $7.3 million.

Our net cash used by operating activities during 2013 was primarily due to our net income of $1.0 million, adjusted by a non-cash gain in warrant valuation of $2.0 million and increased current assets of $4.5 million.

Contractual Obligations

We have commitments under operating leases (see Note 9 to our consolidated financial statements), but do not have any significant outstanding commitments under long-term debt obligations or purchase obligations. The following table shows our commitments to make future payments under our operating leases:

(in thousands)	Total	< 1 year	1-3 years	3-5 years	> 5 yrs
Operating lease obligations	$2,264	$1,218	$1,046	$—	$—

Future realization of the benefit of certain tax net operating loss carryforwards would require payment of such realized benefits to Gaiam, the amount and timing of which is presently undeterminable. All deferred tax benefits potentially available to the Company have been fully reserved in the accompanying consolidated balance sheet.

As a condition of entering into some of our construction contracts, we had surety bonds outstanding of $7.7 million at December 31, 2014.

Off-Balance Sheet Arrangements

We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities or variable interest entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

Item 7A.	Quantitative and qualitative disclosures about market risk

Not applicable.

Item 8.	Financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Real Goods Solar, Inc.

Louisville, Colorado

We have audited the accompanying consolidated balance sheets of Real Goods Solar, Inc. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Real Goods Solar, Inc. as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Real Goods Solar, Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2015 expressed an adverse opinion on the Company’s internal control over financial reporting.

EKS&H LLLP

Denver, Colorado

March 31, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Real Goods Solar, Inc.

Louisville, Colorado

We have audited Real Goods Solar, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standard require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified and included the following material weaknesses in management’s assessment (included in Item 9A):

•	Financial Reporting and Close Processes: The Company has not maintained a sufficient complement of qualified corporate accounting personnel which has resulted in the ineffective design or operation of the Company’s internal controls over account balances and financial reporting.

•	Control Monitoring: The Company’s has not designed effective controls to communicate internal control responsibilities to employees.

•	Information Technology General Controls: The Company has not designed effective general controls over the operation of its information technology related to user access, approvals and change management.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of Real Goods Solar, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2014 consolidated financial statements, and this report does not affect our report dated March 31, 2015, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Real Goods Solar, Inc. has not maintained effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after December 31, 2014, relative to the aforementioned material weaknesses in internal control over financial reporting.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Elemental Energy LLC, dba, Sunetric, from its assessment of internal control over financial reporting because it was acquired by the Company in 2014. We have also excluded Elemental Energy LLC from our audit of internal control over financial reporting. Elemental Energy LLC, is a wholly-owned subsidiary whose total assets and total revenues represent 21% and 18%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2014.

EKS&H LLLP

Denver, Colorado

March 31, 2015

REAL GOODS SOLAR, INC.

Consolidated Balance Sheets

(in thousands, except share and per share data)	2014	2013
ASSETS
Current assets:
Cash	$1,947	$12,449
Accounts receivable, net	8,293	10,336
Costs in excess of billings	2,789	—
Inventory, net	4,639	6,401
Deferred costs on uncompleted contracts	2,011	1,318
Other current assets	1,047	1,269
Current assets of discontinued operations	8,427	6,564

Total current assets	29,153	38,337
Property and equipment, net	1,504	2,750
Other intangibles, net	—	480
Goodwill	1,338	1,867
Other assets	2,029	—
Noncurrent assets of discontinued operations	1,082	334

Total assets	$35,106	$43,768

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Line of credit	$4,350	$—
Accounts payable	13,398	6,630
Accrued liabilities	2,978	2,925
Billings in excess of costs on uncompleted contracts	1,984	—
Term loan	—	2,000
Related party debt	3,150	4,150
Deferred revenue and other current liabilities	3,613	844
Current liabilities of discontinued operations	7,985	8,453

Total current liabilities	37,457	25,002
Other liabilities	132	446
Common stock warrant liability	2,491	15,071
Discontinued operations, non-current liabilities	327	—

Total liabilities	40,407	40,519
Commitments and contingencies
Shareholders’ equity:
Preferred stock, par value $.0001 per share; 50,000,000 shares authorized; no shares issued and outstanding	—	—
Class A common stock, par value $.0001 per share; 150,000,000 shares authorized; 52,025,684 and 36,415,839 shares issued and outstanding at December 31, 2014 and 2013, respectively	5	4

(in thousands, except share and per share data)	2014	2013
Class B common stock, par value $.0001 per share; 50,000,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	140,124	92,808
Business acquisition consideration	1,244	—
Accumulated deficit	(146,674)	(89,563)

Total shareholders’ equity (deficit)	(5,301)	3,249

Total liabilities and shareholders’ equity	$35,106	$43,768

See accompanying notes to consolidated financial statements.

REAL GOODS SOLAR, INC.

Consolidated Statements of Operations

	Years ended December 31,
(in thousands, except per share data)	2014	2013	2012
Net revenue	$70,775	$57,659	$43,976
Cost of goods sold	58,018	43,398	27,996

Gross profit	12,757	14,261	15,980
Expenses:
Selling and operations	27,181	18,753	22,852
General and administrative	8,377	6,550	7,915
Share based compensation	1,294	368	349
Acquisition costs	789	997	—
Restructuring costs	606	—	—
Depreciation and amortization	3,176	912	1,199
Goodwill and other impairments	11,765	0	22,012

Total expenses	53,188	27,580	54,327
Loss from continuing operations	(40,431)	(13,319)	(38,347)
Interest expense	(1,170)	(928)	(790)
Change in fair value of common stock warrant liability	14,160	2,026	—

Loss before income taxes	(27,441)	(12,221)	(39,137)
Income tax expense (benefit)	(1,240)	58	8,720

Loss from continuing operations, net of tax	(26,201)	(12,279)	(47,857)
(Loss)/gain from discontinued operations, net of tax	(30,910)	979	651

Net Loss	$(57,111)	$(11,300)	$(47,206)

Net (loss)/gain per share:
From continuing operations	$(0.55)	$(0.42)	$(1.79)
From discontinued operations	(0.64)	0.03	0.02

Net loss per share - basic and diluted	$(1.19)	$(0.38)	$(1.77)

Weighted average shares outstanding:
Basic	47,835	29,486	26,673
Diluted	47,835	29,486	26,673

See accompanying notes to consolidated financial statements.

REAL GOODS SOLAR, INC.

Consolidated Statement of Changes in Shareholders’ Equity

	Class A Common Stock		Class B Common Stock		Additional Paid - in Capital	Bus Comb Cons to be Transferred	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
(in thousands, except share data)	Shares	Amount	Shares	Amount
Balances, January 1, 2012	26,660,640	$3	—	$—	$81,860	$—	$(31,057)	$50,806
Issuance of common stock and other equity changes related to compensation	33,056				325			325
Net Loss							(47,206)	(47,206)

Balances, December 31, 2012	26,693,696	$3	—	$—	$82,185	$—	$(78,263)	$3,925
Issuance of common stock and other equity changes related to compensation	132,267	—			509		—	509
Establishment of liability related to common stock warrant	—	—			(17,597)		—	(17,597)
issuance of common stock related to equity offering, net of offering costs of $2,485	9,266,974	1			26,833		—	26,834
Issuance of common stock related to the exercise of warrants	260,791	—			500		—	500
Issuance of warrants to Silicon Valley Bank	—	—			278		—	278
Issuance of common stock related to related party debt conversion	62,111	—			100		—	100
Net Loss	—	—					(11,300)	(11,300)

Balance, December 31, 2013	36,415,839	$4	—	$—	$92,808	$—	$(89,563)	$3,249
Issuance of common stock and other equity changes related to compensation	1,035,862				3,394			3,394
Issuance of common stock related to the acquisition of Mercury Solar Systems	7,604,127	1			29,123			29,124
Issuance of common stock related to the acquisition of Elemental, LLC	3,425,393				9,419			9,419
Consideration to be transferred to Elemental, LLC						1,244		1,244
Adjustment to issuance of common stock related to settlement of Syndicated	325,140				(171)			(171)
Adjustment to warrant liability for warrants exercised					621			621
Issuance of common stock related to the exercise of warrants	167,262				418			418
Issuance of common stock related to equity offering, net of offering costs of $675	2,919,301				6,331			6,331
Establishment of liability related to common stock warrant issuance					(1,957)			(1,957)
Exercise of stock options	132,760				138			138
Net Loss							(57,111)	(57,111)

Balance, December 31, 2014	52,025,684	$5	—	$—	$140,124	$1,244	$(146,674)	$(5,301)

See accompanying notes to consolidated financial statements.

REAL GOODS SOLAR, INC.

Consolidated statements of cash flows

	Years ended December 31,
(in thousands)	2014	2013	2012
Operating activities:
Net loss	$(57,111)	$(11,300)	$(47,206)
Income (loss) from discontinued operations	(30,910)	979	651

Loss from continuing operations	(26,201)	(12,279)	(47,857)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities - continuing operations:
Depreciation	515	912	1,189
Amortization	2,661	—	245
Share-based compensation expense	1,294	509	325
Deferred income tax expense (benefit)	(1,404)	—	8,655
Change in fair value of common stock warrant liability	(14,160)	(2,026)	—
Goodwill and other asset impairments	11,765	—	22,012
Other	117
Loss (gain) on sale of assets	242	—	(67)
Deferred interest on related party debt	367	333	205
Bad debt expense	1,093	—	(7)
Warranty reserve	(398)	—	—
Deferred debt discount	245	—	—
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	2,416	386	(503)
Costs in excess of billings on uncompleted contracts	(1,272)	(3,824)	(5,165)
Inventory, net	3,092	(1,318)	4,903

	Years ended December 31,
(in thousands)	2014	2013	2012
Deferred costs on uncompleted contracts	(693)	(628)	181
Other current assets	398	860	(814)
Other non-current assets	(1,474)	—	—
Accounts payable	3,681	5,537	(8,061)
Accrued liabilities	(669)	(2,101)	2,189
Billings in excess of costs on uncompleted contracts	432	(2,185)	3,805
Deferred revenue and other current liabilities	2,733	—	—
Other liabilities	(1,064)	220	(2,310)
Payable to Gaiam	—	—	1,326

Net cash used in operating activities - continuing operations	(16,284)	(15,604)	(19,749)
Net cash (used in) provided by operating activities - discontinued operations	(14,433)	(1,031)	6,693

Net cash used in operating activities	(30,717)	(16,635)	(13,056)

Investing activities:
Purchases of property and equipment	(945)	(349)
Proceeds from sale of property and equipment	784	—	—
Change in restricted cash	—	—	172
Purchase of subsidiary	—	(1,166)	—
Cash from acquired businesses	12,140	—	—

Net cash provided by (used in) investing activities	11,979	(1,515)	172

Financing activities:
Proceeds from exercise of options	137	—	—
Proceeds from exercise of warrants	418	—	—
Principal borrowings (payments) on related party debt	(1,000)	(2,600)	5,150
Net proceeds from issuance of common stock	6,331	27,333	—

	Years ended December 31,
(in thousands)	2014	2013		2012
Principal borrowings on revolving line of credit	38,821		4,161	7,099
Principal payments on revolving line of credit	(34,471)		(10,659)	(601)
Principal borrowings (payments) on term loan	(2,000)		2,000	—
Principal payments on debt obligations	—		(26)	(187)

Net cash provided by financing activities	8,236		20,209	11,461

Net (decrease) increase in cash	(10,502)		2,059	(1,423)
Cash at beginning of year	12,449		10,390	11,813

Cash at end of year	$1,947		$12,449	$10,390

Supplemental cash flow information:
Income taxes paid	$—		$58	$38
Interest paid	$709		$254	$538
Non-cash items
Issuance of warrants to purchase 286,331 and 212,535 shares in conjunction with bank debt extensions in 2014 and 2013, respectively	$245		$278	$—
Issuance of 11,354,660 shares of Class A common stock in conjunction with the acquisition of businesses	$38,542	$		$—
Change in common stock warrant liability in conjunction with exercise of 167,262 warrants	$621	$		$—
Issuance of 595,214 shares of Class A common stock in conjunction with purchase transaction related retention bonuses	$—		$916	$—
Issuance of 74,860 shares of Class A common stock in conjunction with a purchase transaction related incentive bonus	$141		$—	$—
Common stock warrant liability recorded in conjunction with equity funding	$1,957		$17,597	$—
Issuance of 400,000 shares of Class A common stock issued in conjunction with acquisition of subsidiary	$—		$916	$—
Class A common stock issued in conjunction with debt conversion from related party, 62,111 shares	$—		$100	$—

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

1. Principles of Consolidation, Organization and Nature of Operations

Real Goods Solar, Inc. (“RGS” or “Company”) is a residential and commercial solar energy engineering, procurement, and construction firm. On January 15, 2014, the Company began doing business as RGS Energy and changed its ticker symbol to RGSE on February 24, 2014.

The consolidated financial statements include the accounts of RGS and its wholly-owned subsidiaries. RGS has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, which include the Company’s accounts and those of its subsidiaries. Intercompany transactions and balances have been eliminated. The Company has included the results of operations of acquired companies from the effective date of acquisition.

Discontinued Operations

On September 30, 2014, the Company committed to a strategic shift of its business resulting in a plan to sell certain net contracts and rights, and completion of remaining substantially completed contracts over the following twelve months comprising its large commercial installations business. At the same time, the Company determined not to enter into further contracts. Contracts in process at December 31, 2014 will be completed during 2015. Accordingly, the assets and liabilities, operating results, and operating and investing activities cash flows for the entire Commercial segment are presented as a discontinued operation, separate from the Company’s continuing operations, for all periods presented in these consolidated financial statements and footnotes, unless indicated otherwise. See Note 16. Discontinued Operations.

Liquidity Update

At December 31, 2014, the Company had cash and available borrowings aggregating $3.0 million. As of March 23, 2015, the Company had cash and available borrowings aggregating $5.4 million.

The Company has experienced recurring operating losses and negative cash flow from operations in recent years. As a result of these losses:

•	The Company was in technical default of certain covenants contained in its credit facility with Silicon Valley Bank (“SVB”) both as of September 30, 2014 and as of December 31, 2014. As discussed in Note 17, the Company obtained a waiver of the technical default at September 30, 2014 and the terms of the credit facility were amended to reduce the borrowing base by $1 million. As discussed in Note 17. Subsequent Events, during March 2015, the Company extended both its loan with SVB and subordinated debt owed to Riverside Renewable Energy Investment LLC (“Riverside”) through March 2016. In connection with the extension of its loan with SVB, the requirement to reduce the borrowing base by $1 million was eliminated.

•	The Company did not pay vendors on a timely basis and, accordingly, experienced difficulties obtaining credit terms from its equipment suppliers. At December 31, 2014, the Company had an aggregate backlog of signed contracts for its Residential Segment of approximately $40 million, which it was not able to install in a timely manner, as its access to equipment was limited.

The Company, starting with the fourth quarter of 2014, implemented measures to reduce its cash outflow from operations and, for the fourth quarter, the company had positive cash flow from operations of $0.6 million. These measures included (i) exiting the large commercial segment which was operating at both an operating and cash flow loss, (ii) reducing staffing levels, (iii) raising prices for its products and (iv) efforts to enhance accounts receivable collections and optimize inventory levels. Although the company was successful during the fourth quarter in managing cash, the borrowing base amendment described above and limited vendor terms limited the company’s ability to convert its backlog. As a result of these circumstances, the company arranged for additional capital as discussed below for the purposes of (i) obtaining a one-year extension of its credit facility, which was renewed during the first quarter of 2015, and (ii) providing additional liquidity to repay equipment suppliers and have access to equipment. By the end of the first quarter of 2015 the Company has made payments to vendors and began to have access to equipment.

On February 26 and 27, 2015, the Company raised gross proceeds of $3.5 million in the initial closings of the 2015 Offering. Over the next 12 months the Company can raise up to an additional $8.0 million either through (i) the forced exercise of a portion of the Class B warrants issued in the 2015 Offering, provided that it is in compliance with the equity conditions, which the Company would be in compliance with as of March 30, 2015 the first day on which the company is eligible to force an exercise of the Series B warrants, and other terms specified in the Securities Purchase Agreement and the warrants or (ii) voluntary exercise by the Class B warrant holders. The equity conditions include, among other items (i) that the company’s stock is trading at or above $0.20, (ii) that the company is listed on The NASDAQ Capital market or other eligible market, (iii) that 200% of the shares of Class A comment stock subject to an exercise notice is issuable, and (iv) the dollar trading volume of the Class A common stock for each day during the 30 preceding days of an exercise is at least $100,000. See Note 17 Subsequent Events. As of March 23, 2015, the company has realized $2.9 million from the Class B warrants solely by voluntary exercises by the Class B warrant holders, or 36% of the amount available. The Company anticipates further voluntary exercises by Class B warrant holders. The Company has the right to force the exercise of any unexercised warrants for cash other than certain retail investors of approximately $1.1 million who have the option of terminating their warrants in lieu of cash payment to the company; however, as of March 23, 2014, the retail investors have made voluntary exercises of $0.5 million.

The Company has prepared its business plan for 2015 and believes it has sufficient financial resources to operate for the ensuing 12-month period from December 31, 2014. The Company objectives in preparing this plan included (i) further reducing its fixed operating cost infrastructure commencing during the first quarter of 2015 in order to reduce the required level of revenue for profitable operations and (ii) reducing the company’s present operating losses and returning the company to profitable operations in the future. Elements of this plan include, among others, (i) realizing operating costs savings from reductions in staff, of which substantially all had been achieved by the end of the first quarter of 2015, (ii) the positive impact of the strategic decision to exit the large commercial segment which operated at both a substantial cash and operating loss, (iii) moving towards an optimized field and e-sales force, (iv) optimizing the Company’s construction capability through authorized third-party integrators to realize the revenue from installation of the Company’s backlog and minimize the impact on gross margin of idle construction crew time, (v) changing the mix of marketing expenditures to achieve a lower cost of acquisition than that employed in prior periods, and (vi) continued internal efforts to convert the Company’s accounts receivable to cash.

The Company believes that as a result of (i) raising access to additional capital of $11.5 million, of which 56% has been realized through March 23, 2015, (ii) renewing its credit facilities on improved terms for the ensuing 12 months, and (iii) the actions it has already implemented to reduce its fixed operating cost infrastructure, the Company has sufficient financial resources to operate for the ensuing 12 months. In the event that as a result of presently unforeseen circumstances the Company’s plan would not be sufficient to operate, the Company would enact further cost reductions and or raise additional capital.

NASDAQ Non-Compliance

In December 2014, the Company received a notice from NASDAQ that it was not in compliance with maintaining a minimum bid price of $1 per share for which we have 180 days to regain compliance.

The Company will hold a special meeting of shareholders on May 12, 2015 to consider and seek approval of a reverse stock split which if approved would (i) cause the stock price to meet the NASDAQ minimum bid price continued listing requirement and (ii) cause the Company to have a sufficient number of shares of Class A common stock for future warrant exercises. There can be no assurance that the shareholders will approve the reverse stock split.

2. Significant Accounting Policies

No changes were made to the Company’s significant accounting policies during the year ended December 31, 2014.

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. The reclassifications did not impact prior period results of operations, cash flows, total assets, total liabilities or total equity.

Cash

Cash represents demand deposit accounts with financial institutions that are denominated in U.S. dollars.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company makes estimates of the collectability of its accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. The allowance for doubtful accounts was $0.8 million and $0.3 million at December 31, 2014 and 2013, respectively.

Inventory

Inventory consists primarily of solar energy system components (such as solar panels and inverters) located at Company warehouses and is stated at the lower of cost (first-in, first-out method) or market. The Company identifies the inventory items to be written down for obsolescence based on the item’s current sales status and condition. The Company writes down discontinued or slow moving inventories based on an estimate of the markdown to retail price needed to sell through its current stock level of the inventories on a quarterly basis. At December 31, 2014 and 2013, the Company has a reserve for obsolete or slow moving inventory of $0.4 million.

Property and Equipment

The Company states property and equipment at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed on the straight-line method over estimated useful lives, generally three to twenty years. RGS amortizes leasehold and building improvements over the shorter of the estimated useful lives of the assets or the remaining term of the lease or remaining life of the building, respectively.

Purchase Accounting

The Company accounts for business combinations under ASC 805, Business Combinations. The cost of an acquisition, including any contingent consideration, is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities assumed, and equity instruments issued. Identifiable assets, liabilities, and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over our interest in the fair value of the identifiable net assets acquired is recorded as goodwill. Further, acquisition tax benefits we obtain from acquired companies are recognized in operating income as changes in our tax valuation allowance for our previously existing deferred tax assets.

The Company engages outside appraisal firms to assist in the fair value determination of identifiable intangible assets such as customer relationships, trade names, property and equipment and any other significant assets or liabilities. The Company adjusts the preliminary purchase price allocation, as necessary, after the acquisition closing date through the end of the measurement period (up to one year) as the initial valuations for the assets acquired and liabilities assumed are finalized.

Goodwill and Other Intangibles

The Company reviews goodwill and indefinite-lived intangible assets for impairment annually during the second quarter, or more frequently if a triggering event occurs between impairment testing dates.

Intangible assets arising from business combinations, such as acquired customer contracts and relationships (collectively “customer relationships”), trademarks, and non-compete agreements are initially recorded at fair value. Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in a business combination.

The Company’s impairment assessment begins with a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The qualitative assessment includes comparing the overall financial performance of the reporting units against the planned results used in the last quantitative goodwill impairment test. If it is determined under the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then a two-step quantitative impairment test is performed. Under the first step, the estimated fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. If the estimated fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.

Fair value of the reporting unit under the two-step assessment is determined using a discounted cash flow analysis. The use of present value techniques requires us to make estimates and judgments about our future cash flows. These cash flow forecasts will be based on assumptions that are consistent with the plans and estimates we use to manage our business. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. Application of alternative assumptions and definitions could yield significantly different results.

Intangible assets with finite useful lives are amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Revenue Recognition

For sales of solar energy systems and components of less than 100 kilowatts (kW), the Company recognizes revenue, in accordance with ASC 605-25, Revenue Recognition—Multiple-Element Arrangements, and ASC 605-10-S99, Revenue Recognition—Overall—SEC Materials. Revenue is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable and (4) collection of the related receivable is reasonably assured. Components comprise of photovoltaic panels and solar energy system mounting hardware. The Company recognizes revenue when it installs a solar energy system, provided all other revenue recognition criteria have been met. Costs incurred on residential installations before the solar energy systems are completed are deferred and included in other current assets as work in progress in the consolidated balance sheet.

For those systems of 100kw or greater, or “commercial customers” the Company recognizes revenue according to ASC 605-35, Revenue Recognition—Construction-Type and Production Type Contracts. Revenue is recognized on a percentage-of-completion basis, based on the ratio of labor costs incurred to date to total projected labor costs. Provisions are made for the full amount of any anticipated losses on a contract-by-contract basis.

The assets “Costs in excess of billings on uncompleted contracts” and “Deferred costs on uncompleted contracts” represent costs incurred plus estimated earnings in excess of amounts billed on percentage-of-completion method contracts and costs incurred but deferred until recognition of the related contract revenue on completed-method contracts, respectively. The liability “Billings in excess of costs on uncompleted contracts” represents billings in excess of related costs and earned profit on percentage-of-completion method contracts. The Company invoices large installation customers according to milestones defined in their respective contracts. The prerequisite for billing is the completion of an application and certificate of payment form as per the contract, which is done after each month end. Unbilled receivables were included in discontinued operations at December 31, 2014 and 2013.

Deferred revenue consists of solar energy system installation fees billed to customers for projects which are not completed as of the balance sheet date.

Allocation of Costs

Historically, Gaiam provided RGS with administrative, technical accounting advisory, public financial reporting and related office services under the Intercorporate Services Agreement. During 2013, the Company’s reliance on Gaiam for services provided under the Intercorporate Services Agreement decreased to the point that RGS and Gaiam terminated the agreement on December 19, 2013. The accompanying financial statements include an allocation of these expenses. The allocation is based on a combination of factors, including revenue and operating expenses. The Company believes the allocation methodologies used are reasonable and result in an appropriate allocation of costs incurred by Gaiam and its subsidiaries on the Company’s behalf. However, these allocations may not be indicative of the cost of future services as the company operates on a standalone basis.

Share-Based Compensation

RGS recognizes compensation expense for share-based awards based on the estimated fair value of the award on the date of grant. The Company measures compensation cost at the grant date fair value of the award and recognizes compensation expense based on the probable attainment of a specified performance condition or over a service period. The Company uses the Black-Scholes option valuation model to estimate the fair value for purposes of accounting and disclosures. In estimating this fair value, certain assumptions are used (see Note 12. Share-Based Compensation), including the expected life of the option, risk-free interest rate, dividend yield, volatility and forfeiture rate. The use of different estimates for any one of these assumptions could have a material impact on the amount of reported compensation expense.

Income Taxes

The Company recognizes income taxes under the asset and liability method. Deferred income taxes are recognized based on temporary differences between financial reporting and income tax basis of assets and liabilities, using current enacted income tax rates and regulations. These differences will result in taxable income or deductions in future years when the reported amount of the asset or liability is recovered or settled, respectively. Considerable judgment is required in determining when these events may occur and whether recovery of an asset is more likely than not. The Company’s effective tax rate remains fairly consistent. RGS has significant net operating loss carryforwards and will re-evaluate at the end of each reporting period whether it expects it is more likely than not that the deferred tax assets will be fully recoverable through the reversal of taxable temporary differences in future years as a result of normal business activities. The Company has agreed under our tax sharing agreement with Gaiam to make payments to Gaiam as RGS utilizes certain of its net operating losses in the future (see Note 13. Income Taxes).

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. RGS measures the tax benefits recognized in the consolidated financial statements from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, RGS is required to make many subjective assumptions and judgments regarding its income tax exposures. Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to the Company’s subjective assumptions and judgments which can materially affect amounts recognized in its consolidated balance sheets and statements of operations. The Company recognizes interest and penalties related to income tax matters in interest expense and general and administration expenses, respectively.

Net Loss per Share

RGS computes net loss per share by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share reflects the potential dilution that could occur if options or warrants to issue shares of the Company’s Class A common stock were exercised. Weighted average common share equivalents of 10,916,000, 7,012,000 and 2,173,000 shares have been omitted from net loss per share for 2014, 2013 and 2012, respectively, as they are anti-dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share:

	For the Years Ended December 31,
(In thousands, except per share data)	2014	2013	2012
Numerator for basic and diluted net loss per share	$(57,111)	$(11,300)	$(47,206)
Denominator:
Weighted average shares for basic net loss per share	47,835	29,486	26,673
Effect of dilutive securities:
Weighted average of common stock, stock options and warrants	—	—	—
Denominators for diluted net loss per share	47,835	29,486	26,673
Net loss per share—basic and diluted	$(1.19)	$(0.38)	$(1.77)

Concentration of Risk

RGS has a potential concentration of credit risk in our accounts receivable in that one financing company that purchases and then leases installed solar energy system to host users and one commercial customer accounted for 12% and 18% respectively, of our total accounts receivable as of December 31, 2014.

The Company also has a potential concentration of supply risk in that during 2014 it purchased approximately 53% of the major components for its solar installations from two suppliers.

During 2014 the Company had one customer, representing over 10% of sales. This customer was SEC SUSD Solar One, LLC, an affiliate of NextEra Energy, Inc., a customer included in its Discontinued Operations, and represented 24% of consolidated revenue.

Segment Information

Operating segments are defined as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the executive team. Based on the financial information presented to and reviewed by the chief operating decision maker in deciding how to allocate the resources and in assessing the performance of the Company, the Company has determined that it has three reporting segments: residential solar installations, retail and corporate operations, and Sunetric installations.

Common Stock Warrant Liability

The Company accounts for common stock warrants and put options in accordance with applicable accounting guidance provided in Financial Accounting Standards Board (“FASB”) ASC 480, Liabilities – Distinguishing Liabilities from Equity, as either derivative liabilities or as equity instruments depending on the specific terms of the warrant agreement. The common stock warrants are accounted for as a liability due to a provision which allows for the warrant holder to require redemption, at the intrinsic value of the warrant, upon a change of control. We classify these derivative liabilities on the consolidated balance sheets as a long term liability, which is revalued at each balance sheet date subsequent to the initial issuance. The Company uses a Monte Carlo pricing model to value these derivative liabilities. The Monte Carlo pricing model, which is based, in part, upon unobservable inputs for which there is little or no market data, requires the Company to develop its own assumptions. In building the Monte Carlo pricing model, the Company assumed a 15% probability of a change in control and used 20 nodes (See Note 11. Fair Value Measurements). As a result, if factors change and different assumptions are used, the warrant liability and the change in estimated fair value could be materially different. Changes in the fair value of the warrants are reflected in the consolidated statement of operations as change in fair value of warrant liability, with an offsetting non-cash entry recorded as an adjustment to the warrant liability.

The change in the fair value recorded for the fourth quarter of 2014 was based upon a valuation conducted by a third party.

The Company used the following assumptions for its common stock warrants.

	June 3, 2013		November 15, 2013		June 6, 2014		July 9, 2014		November 18, 2014
	At	December 31,	At	December 31,	At	December 31,	At	December 31,	At	December 31,
	Issuance (b)	2014 (b)	Issuance	2014	Issuance	2014	Issuance	2014	Issuance	2014
Exercise Price	$2.75	$2.45	$3.41	$3.41	$2.36	$2.36	$3.19	$3.19	$0.81	$0.81
Closing Market Price (a)	$2.74	$0.48	$3.40	$0.48	$2.35	$0.48	$2.55	$0.48	$0.81	$0.48
Risk-free Rate (c)	1.03%	1.21%	1.54%	1.65%	2.18%	1.89%	1.79%	1.65%	2.02%	1.97%
Market Price Volatility	102.4%	114.0%	102.4%	97.0%	101.7%	101.0%	99.7%	100.0%	100.6%	101.0%
Expected average term of warrants, in years	5.00	3.42	5.50	4.37	7.00	6.43	5.50	5.02	7.00	6.88
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Probability of change in control	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	25.0%	15.0%

(a)	Class A Common Stock
(b)	The warrants issued on June 3, 2013 had an original exercise price of $2.75. The warrants contain an anti-dilution provision that requires the Company to adjust the number of shares of the Company’s Class A common stock underlying the warrants and the exercise price in the event a subsequent funding transaction results in dilution of the shares. In conjunction with the November 15, 2013 warrant issuance, the exercise price of the June 3, 2013 warrants was adjusted to $2.50 and the number of shares of Class A common stock issuable increased by 172,111 as a result of the anti-dilution provision. Then, related to the July 9, 2014 warrant issuance, the previously adjusted exercise price was adjusted again to $2.45 and the number of shares of Class A common stock issuable was increased by another 31,859 as a result of the anti-dilution provision.
(c)	The risk-free rate is based on the Daily Treasury Yield Curve Rates, as calculated by the U.S. Department of the Treasury, for borrowings of the same term.

The tables below summarize warrant activity for 2014 and assumptions utilized to value the warrants (in thousands except for per warrant data):

Changes to the warrant valuations for the years ended December 31, 2014 and 2013 are shown below.

	Original Warrant Issue Date
	June 3, 2013	November 15, 2013	June 6, 2014	July 9, 2014	November 18, 2014	Totals
Value of warrants at December 31, 2012	$—	$—	$—	$—	$—	$—
Value of warrants issued	4,392	13,205	—	—	—	17,597
Changes in fair value, net	(175)	(1,851)	—	—	—	(2,026)
Value of warrants exercised	(500)	—	—	—	—	(500)

Value of warrants at December 31, 2013	$3,717	$11,354	$—	$—	$—	$15,071
Value of warrants issued	—	—	123	1,957	121	2,201
Changes in fair value, net	(2,654)	(9,799)	(97)	(1,563)	(47)	(14,160)
Value of warrants exercised	(621)	—	—	—	—	(621)

Value of warrants at December 31, 2014	$442	$1,555	$26	$394	$74	$2,491

The table below summarizes the Company’s warrant activity for the years ended December 31, 2014 and 2013.

	Original Warrant Issue Date
	June 3, 2013	November 15, 2013	June 6, 2014	July 9, 2014	November 18, 2014	Totals
Warrants outstanding at December 31, 2012	—	—	—	—	—	—
Warrants issued	1,683,488	5,015,000	—	—	—	6,698,488
Exercised	(181,818)	—	—	—	—	(181,818)
Anti-dilution adjustment	153,433	—	—	—	—	153,433

Warrants outstanding at December 31, 2013	1,655,103	5,015,000	—	—	—	6,670,103
Warrants issued	—	—	82,627	1,313,686	203,704	1,600,017
Exercised	(167,262)	—	—	—	—	(167,262)
Anti-dilution adjustment	31,859	—	—	—	—	31,859

Warrants outstanding at December 31, 2014	1,519,700	5,015,000	82,627	1,313,686	203,704	8,134,717

To reflect changes in the fair values of its outstanding warrants, the Company recorded its common stock warrant liability, net of noncash charges of $14.2 million decrease, $2.0 million decrease and zero during the years ended December 31 2014, 2013, and 2012 respectively. In the event warrants are exercised or expire without being exercised, the fair value is reduced by the number of warrants exercised or expired multiplied by the fair value of each warrant at the time of exercise or expiration, with a credit to additional paid-in capital.

Residential Leases

To determine lease classification, the Company evaluates lease terms to determine whether there is a transfer of ownership or bargain purchase option at the end of the lease, whether the lease term is greater than 75% of the useful life, or whether the present value of minimum lease payments exceed 90% of the fair value at lease inception. All of the Company’s leased systems are treated as sales-type leases under U.S. GAAP accounting policies.

Financing receivables are generated by solar energy systems leased to residential customers under sales-type leases. Financing receivables represents gross minimum lease payments to be received from customers over a period commensurate with the remaining lease term of up to 20 years and the systems estimated residual value, net of allowance for estimated losses. Initial direct costs for sales-type leases are recognized as cost of sales when the solar energy systems are placed in service.

For systems classified as sales-type leases, the net present value of the minimum lease payments, net of executory costs, is recognized as revenue when the lease is placed in service. This net present value as well as the net present value of the residual value of the lease at termination are recorded as other assets in the Consolidated Balance Sheet. The difference between the initial net amounts and the gross amounts are amortized to revenue over the lease term using the interest method. The residual values of our solar energy systems are determined at the inception of the lease applying an estimated system fair value at the end of the lease term.

RGS considers the credit risk profile for its lease customers to be homogeneous due to the criteria the Company uses to approve customers for its residential leasing program, which among other things, requires a minimum “fair” FICO credit quality. Accordingly, the Company does not regularly categorize its financing receivables by credit risk.

Recently Issued Accounting Standards

ASU 2014-08

On April 10, 2014, the FASB issued Accounting Standards Update No. 2014-08 (“ASU 2014-08”), Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in the ASU change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations.

The amendments in ASU 2014-08 are effective for the Company in the first quarter of 2015. The Company has early adopted ASU 2014-08, as permitted on a prospective basis, applying its guidance to the Company’s discontinued operation occurring on September 30, 2014.

ASU 2014-09

On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09 (“ASU 2014-09”), which created Topic 606, Revenue From Contracts With Customers (“Topic 606”) and superseded the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance. In addition, ASU 2014-09 superseded the cost guidance in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts, and created new Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers. In summary, the core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The amendments in ASU 2014-09 are effective for the Company on January 1, 2017. The Company is assessing the impact of ASU 2014-09 on its consolidated financial statements.

ASU 2014-15

On August 27, 2014, the FASB issued Accounting Standards Update No. 2014-15 (“ASU 2014-15”), Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures.

Under GAAP, financial statements are prepared with the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. Financial reporting under this presumption is commonly referred to as the going concern basis of accounting. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities.

Currently, GAAP lacks guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern or to provide related footnote disclosures. ASU 2014-15 provides guidance to an organization’s management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes.

The amendments in ASU 2014-15 are effective for the Company on January 1, 2017, with early application permitted for unissued financial statements. The Company is currently assessing the impact of ASU 2014-15 on its consolidated financial statements.

3. Business Combinations

Syndicated Solar, Inc.

On August 9, 2013, the Company purchased certain assets and assumed certain current liabilities of Syndicated. The acquired assets include executed end user customer agreements together with associated solar energy systems in various stages of completion along with software systems used by Syndicated to acquire new customers. The Company acquired, at fair value, tangible net assets totaling negative $0.7 million and $1.9 million of goodwill. The purchase consideration transferred, as amended on May 12, 2014, was comprised of cash of $0.3 million and 325,140 shares of the Company’s Class A common stock, with an aggregate fair value of $0.7 million based on the closing price of the Company’s Class A common stock on August 9, 2013. The goodwill associated with this acquisition’s commercial operations was impaired on June 30, 2014. See Note 4. Goodwill and Other Asset Impairments.

The table below summarizes the determination of fair value of the purchase consideration in the acquired business as of the acquisition date (in thousands):

	Class A Common Stock Issued	Closing Share Price	Valuation
Cash			$250
Provisional consideration issued	400	$2.29	916
Amendment to agreement	(75)		(171)

Adjusted consideration transferred	325		$995

The table below summarizes the assessment of the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in thousands). The Company obtained a third-party valuation of the assets acquired and liabilities assumed.

Cash	$90
Accounts receivable, net	580
Other current assets	1,188
Property and equipment	185
Intangible assets	480
Accounts payable	(2,220)
Deferred revenue	(946)
Other current liabilities	(58)

Total identifiable net liabilities at fair value	(701)
Goodwill	1,696

Total purchase consideration after amendment	$995

The Company assumed $2.2 million in accounts payable on the date of acquisition, including $1.6 million owed to a single vendor. Concurrent with the acquisition, the Company paid $1.0 million to the vendor and recorded an accrued liability in the amount of $0.6 million. The vendor’s terms require six monthly payments of $0.1 million through February 2014, and were paid in full.

Under the terms of the original purchase agreement, Syndicated also had the potential to earn up to $250,000 in additional earn-out payments following the close of the 2013 fiscal year and an additional 1.3 million shares of unregistered Class A common stock in performance based earn-outs over the period August 9, 2013 to December 31, 2015. On May 12, 2014, the parties amended the terms of the purchase agreement to eliminate any potential earn out payments and the Company issued 74,860 Class A common stock shares and recorded approximately $0.1 million of additional compensation expense during 2014.

The Company includes results from operations of acquired companies in its consolidated financial statements from their respective effective acquisition dates. Pro forma financial information is not presented as the acquisition is not material to the condensed consolidated statements of operations. The revenue and earnings of the acquired business were not material to the condensed consolidated financial statements.

Mercury

On January 14, 2014, the Company acquired 100% of the voting equity interests of Mercury through a merger. The provisional purchase consideration transferred was comprised of approximately 7.6 million shares of the Company’s Class A common stock with an estimated fair value of $29.1 million based on the closing price of $3.83 per share for the Company’s Class A common stock on January 13, 2014. The provisional purchase consideration transferred was subject to a working capital true-up adjustment based on the determined final closing balances and other revisions. Excluded from the provisional purchase consideration transferred is estimated acquisition-related costs to date of $2.8 million, which was reported in loss from discontinued operations in the Company’s consolidated statements of operations as follows: $1.6 million and $1.2 million for the years ended December 31, 2014 and 2013, respectively.

The table below summarizes the determination of fair value of the purchase consideration in the acquired business as of the acquisition date (in thousands):

	Class A Common Stock Issued	Closing Share Price	Valuation
Provisional consideration issued	8,348	$3.83	$31,973
Amendment to agreement	(744)		(2,849)

Adjusted consideration transferred	7,604		$29,124

The Company believed that the acquisition of Mercury would provide strategic and financial benefits to the Company by positioning RGS as one of the largest U.S. solar installation companies (when measured by number of installed customers); increasing the Company’s financial stability, access to capital, and purchasing power with suppliers; expanding the Company’s existing brand presence in the Northeastern market of the United States; and realizing potential cost savings through centralization of certain functions and the reduction of redundant costs. These qualitative factors led to the initial recognition of acquired goodwill, which is not amortizable or otherwise deductible for tax purposes. As of June 30, 2014, the Company concluded these qualitative factors had not been and would not be realized. See Note 4. Goodwill and Other Asset Impairments.

The acquisition of Mercury was accounted for in accordance with the acquisition method of accounting. The amounts in the table below represent the preliminary allocation of the provisional purchase consideration transferred and are allocated to Mercury’s assets and liabilities based on their estimated fair value as of January 14, 2014; which was subsequently adjusted based on a third-party valuation study. Additionally, under ASC Topic 805, we adjusted the preliminary purchase price allocation, as necessary, as we finalized valuations for the assets acquired and liabilities assumed. Changes to separately identified tangible and intangible assets and liabilities resulted in corresponding adjustments to goodwill.

	Purchase Price Allocation as Originally Reported	Purchase Price Allocation Adjustments	Reconciliation of Assets and Liabilities Transferred
Cash	$9,647	$2,126	$11,773
Accounts receivable, net	2,343	(526)	1,817

	Purchase Price Allocation as Originally Reported	Purchase Price Allocation Adjustments	Reconciliation of Assets and Liabilities Transferred
Construction in progress	2,456	57	2,513
Other current assets	658	(343)	315
Inventory	—	1,496	1,496
Deferred costs on uncompleted contracts	—	253	253

Current assets	15,104	3,063	18,167
Fixed assets	397	2	399
Other assets	571	(17)	554

Total assets acquired	$16,072	$3,048	$19,120

Accounts payable	$3,039	$2,460	$5,499
Accrued liabilities	1,791	677	2,468
Deferred revenue	929	(929)	—

Total current liabilities	5,759	2,208	7,967
Deferred revenue	352	(352)	—
Other long-term liabilities	458	143	601

Total liabilities assumed	$6,569	$1,999	$8,568

Total identifiable net assets at fair value	9,503	1,049	10,552
Goodwill	—	18,072	18,072
Other intangibles	22,470	(21,970)	500

Total purchase consideration	$31,973	$(2,849)	$29,124

Sunetric

On May 14, 2014, the Company acquired 100% of the equity interests of Sunetric, pursuant to the terms of a Membership Interest Purchase Agreement (“MIPA”) entered into on March 26, 2014 and amended on May 14, 2014. The provisional purchase consideration transferred totaled $11.6 million and consisted of (i) approximately 4.0 million unregistered shares of the Company’s Class A common stock with an estimated fair value of $11.1 million based on the closing price of $2.75 per share for the Company’s Class A common stock on May 13, 2014 and (ii) $0.5 million of estimated probable contingent consideration. The provisional purchase consideration transferred is subject to a working capital true-up adjustment based on the determined final closing balances which may influence future releases of the holdback consideration of $1.82 million, or 604,711 shares of Class A common stock. An adjustment of approximately $0.45 million to the working capital was determined 90 days after close, such amount is a reduction of the 50% November, 2014 release of 302,355 million holdback shares. Accordingly, 150,154 holdback shares were held for release as of November 14, 2014. Therefore, a reduction of $0.4 million in contingent consideration was recorded as of December 31, 2014.

Additional contingent consideration gives the sellers the potential to earn up to $3.0 million in additional earn-out payments, to be paid in unregistered shares of the Company’s Class A common stock, upon the achievement of certain revenue and income earn-out targets for 2014 and 2015. As of December 31, 2014, the sellers did not earn any of the 2014 earn-out consideration, reducing any future earn-out potential to $1 million consideration. Based on the 2015 budget, the Company believes the 2015 earn-out will be forfeited as well. This determination resulted in the reduction of $0.5 million from the consideration to be transferred and is offset against the goodwill.

Sunetric is one of the largest and most experienced solar developers and integrators in Hawaii. As a full-service solar energy firm, they handle every stage of the design, development and installation of photovoltaic systems. The acquisition provides the Company with an immediate entry into a major market that has the highest electricity rates in the U.S. – three times higher than the national average. These high rates provide compelling economics for homeowners and businesses to adopt solar photovoltaic systems. These qualitative factors led to the recognition of acquired goodwill, which is not expected to be deductible for tax purposes.

Recently, the principal electric utility in Hawaii, the market Sunetric operates within, has taken further measures that the Company believes diminishes the value proposition of solar for both residential and commercial customers. Those actions, along with a recent precipitous decline in sales for the Sunetric segment, caused management to conduct a review of the intangible assets recorded for Sunetric in conjunction with its preparation of its financial statements as of December 31, 2014. The electric regulatory environment along with the recent decline in sales has caused the Company’s expectations for future growth and profitability to be lower than its previous estimates. As a result of its year-end 2014 impairment review, the Company recorded a write down of its intangible assets related to Sunetric of approximately $10.4 million. The impairment reflects $8.0 million of goodwill, $1.1 million of trademarks and $1.3 million of purchased backlog and non-compete agreements.

	Class A Common Stock Issued	Closing Share Price	Valuation
Provisional consideration issued	3,425	$2.75	$9,419
Indemnification consideration	605		1,664
Indemnification unrecognizable	(152)		(419)
Estimated contingent consideration			510
Consideration unrecognizable			(510)

Adjusted consideration transferred	3,878		$10,664

The acquisition of Sunetric has been accounted for in accordance with the acquisition method of accounting. The amounts in the table below represent the allocation of the provisional purchase consideration transferred and are allocated to Sunetric’s assets and liabilities based on their estimated fair value as of May 14, 2014; which was subsequently adjusted based on a third-party valuation study. Additionally, under ASC Topic 805, the Company adjusted the preliminary purchase price allocation, as necessary, as the valuations for the assets acquired and liabilities assumed were finalized. Changes to separately identified tangible and intangible assets and liabilities resulted in corresponding adjustments to goodwill.

	Purchase Price Allocation as Originally Reported	Purchase Price Allocation Adjustments	Reconciliation of Assets and Liabilities Transferred
Cash	$185	$182	$367
Accounts receivable, net	1,466	—	1,466
Costs in excess of billings on uncompleted contracts	1,517	—	1,517
Other current assets	199	(23)	176
Inventory	1,661	29	1,690

Current assets	5,028	188	5,216
Fixed assets	168	—	168
Other assets	555	—	555

Total assets acquired	$5,751	$188	$5,939

Accounts payable	$2,865	$221	$3,086
Accrued liabilities	752	1	753
Billings in excess of costs on uncompleted contracts	1,552	—	1,552
Deferred revenue	36	—	36

Total current liabilities	5,205	222	5,427
Other long-term liabilities	3,207	(974)	2,233

Total liabilities assumed	$8,412	$(752)	$7,660

Total identifiable net assets at fair value	(2,661)	940	(1,721)
Goodwill	9,624	(1,869)	7,755
Other intangibles	4,630	—	4,630

Total purchase consideration	$11,593	$(929)	$10,664

The estimated acquired intangibles, based on preliminary third-party valuation studies, are comprised of a customer-related intangible, production backlog, of $3.26 million, and marketing-related intangibles, such as trademarks of $1.24 million and a non-compete agreement of $0.13 million, the fair values of which were preliminarily estimated using traditional discounted future cash flow models. The preliminary estimated useful lives assigned to these intangibles are as follows: production backlog – 12 months; trademarks – 120 months; and non-compete agreement – 24 months. The production backlog and non-compete agreement intangibles are amortized on a straight-line basis and the trademarks are amortized as their benefits are realized based on discounted future cash flow analyses.

The Company has included Sunetric’s financial results in its condensed consolidated financial statements from May 14, 2014. Consequentially, $12.7 million of net revenue and $12.8 million of net losses which includes a noncash impairment charge of $10.4 million attributable to Sunetric are included in our condensed consolidated statement of operations for the year ended December 31, 2014.

Pro Forma Information of Mercury and Sunetric

The following is supplemental unaudited interim pro forma information for the Mercury and Sunetric acquisitions as if the Company had issued 11.0 million shares of its Class A common stock to acquire these businesses on January 1, 2013. Pro forma net losses reflect, among other adjustments, the following significant adjustments:

1)	Decreased by $2,451,000 for the year ended December 31, 2014, to remove historical amortization expense related to acquired intangibles;

2)	Increased by $194,000 and $4,020,000 years ended December 31, 2014 and 2013, respectively, to reflect pro forma amortization expense related to acquired intangibles; and

3)	Decreased by $2,430,000 and $1,154,000 for the three and nine months ended September 30, 2014, to exclude historical nonrecurring acquisition-related costs.

All pro forma adjustments are based on currently available information and upon assumptions that we believe are reasonable in order to reflect, on a supplemental pro forma basis, the impact of these acquisitions on our historical financial information.

	Years Ended December 31,
(in thousands, except per share data)	2014	2013
Net revenue	$125,062	$156,163

Net loss	$(56,953)	$(21,340)

Net loss per share – basic and diluted	$(1.15)	$(0.52)

4. Goodwill and Other Asset Impairments

In accordance with the Financial Accounting Standards Board’s accounting standards codification, the Company established a purchase price for tangible assets net of liabilities for its catalog segment consisting primarily of its Hopland, California facility of $1 million based on (i) realizability of its personal assets and (ii) real property market place comparability (level two of the fair value hierarchy) during the third quarter of 2014. Accordingly, as of September 30, 2014, the Company recognized a valuation impairment charge of $1.3 million. Thereafter, on December 4, 2014, the Company executed a sale of Hopland assets, net of liabilities, for $1.0 million. An additional loss on sale was recorded on the date of sale of $0.1 million and is recorded in general and administrative expenses on the consolidated statement operations.

The Company performed periodic tests of goodwill and other intangibles for its acquisitions of Syndicated, Mercury, and Sunetric. The Company’s goodwill balances were $1.3 million and $1.9 million at December 31, 2014 and 2013, respectively, and other intangibles balances were zero and $0.5 million at December 31, 2014 and 2013, respectively. Based on the results of these tests the Company determined it was appropriate and recorded impairment of goodwill and intangibles of $30.5 million, zero, and $22.0 million during the years ended December 31, 2014, 2013 and 2012, respectively.

5. Property and Equipment

Property and equipment, stated at lower of cost or estimated fair value, consists of the following as of December 31:

(in thousands)	2014	2013
Land	$—	$1,716
Buildings and leasehold improvements	142	136
Furniture, fixtures and equipment	1,334	1,040
Website development	1,512	960
Vehicles and machinery	1,958	2,851

	4,946	6,703
Accumulated depreciation and amortization	(3,442)	(3,953)

Total property and equipment, net	$1,504	$2,750

6. Revolving Line of Credit and Term Loan

At December 31, 2014, under a loan agreement, as amended (the “SVB Loan”), with SVB, the Company has a revolving line of credit that provides for advances not to exceed $5.5 million based upon a borrowing base availability of 75% of eligible accounts receivable as defined in the SVB Loan and collateralized by a security interest in substantially all of the Company’s assets. The line of credit has a facility fee of 0.5% per year of the average daily unused portion of the available line of credit during the applicable calendar quarter. The Company may reserve up to $500,000 for stand-by letters of credit under the line of credit. The SVB Loan contains various covenants, including a covenant requiring compliance with a liquidity ratio. The Term Loan portion of the facility matured on September 29, 2014, at which time the Company repaid the then outstanding balance of $2.0 million in full plus a final fee of $150,000. Borrowings bear interest at the greater of (a) the bank’s prime rate plus 4.00%, or (b) 8.00%. The Company had outstanding borrowings under the revolving line of credit of $4.4 million at December 31, 2014.

The 2014 amendments and subsequent amendments during 2015 to the SVB Loan are described below.

Sixth Loan Modification

On June 6, 2014, the Company entered into a Joinder and Sixth Loan Modification Agreement (the “Sixth Loan Modification Agreement”) with SVB. The Sixth Loan Modification Agreement extended the maturity date of the SVB Loan to January 31, 2015, added the Company’s new subsidiaries as borrowers to the SVB Loan, and reset certain financial covenants. In connection therewith, the Company paid SVB modification and extension fees of $80,000 plus expenses, and issued to SVB a warrant to purchase 82,627 shares of the Company’s Class A common stock at an exercise price of $2.36 per share, subject to adjustment with an expiration date of June 5, 2021. This SVB warrant is recognized as a discount to the SVB Loan and is being amortized as interest expense over the remaining term of the SVB Loan on a straight-line basis, which approximates the interest method.

Seventh Loan Modification

On November 19, 2014, the Company entered into a Joinder and Seventh Loan Modification Agreement (the “Seventh Loan Modification Agreement”) with SVB. The Seventh Loan Modification Agreement granted the Company a waiver for non-compliance as of September 30, 2014, reset certain financial covenants, reduced the Company’s borrowing availability from $6.5 million to $5.5 and reduced the borrowing base to 75% of eligible accounts receivable less $1.0 million and granted consent to dispositions, including the real property and asset sale of Hopland and the sale and transfer of certain commercial business pipeline. In connection therewith, the Company paid SVB a waiver fee of $10,000 and issued to SVB a warrant to purchase 203,704 shares of the Company’s Class A common stock at an exercise price of $0.81 per share, subject to adjustment with an expiration date of November 19, 2021. This SVB warrant is recognized as a discount to the SVB Loan and is being amortized as interest expense over the remaining term of the SVB Loan on a straight-line basis, which approximates the interest method.

Eighth Loan Modification

As of December 31, 2014 the amended maturity date of the SVB Loan was January 31, 2015. On January 30, 2015 the Eighth Loan Modification Agreement was executed, extending the maturity date to March 17, 2015. In connection with the amendment the Company paid a waiver fee of $8,125.

Ninth Loan Modification

On March 16, 2015 the Company entered into a Ninth Loan Modification Agreement (the “Ninth Loan Modification Agreement”) with SVB to extend the maturity date of the revolving line of credit under the SVB Loan from March 17, 2015 to March 15, 2016. Further, the amendment also restated certain financial covenants of the SVB Loan, reduced the revolving line amount available at any one time from $5.5 million to $5.0 million, and increased the borrowing base by eliminating the Seventh Loan Modification’s requirement to maintain a $1.0 million reserve under the Availability Amount (as defined in the SVB Loan). In connection with the Amendment, the Company paid a $50,000 fee to SVB.

7. Payable to Gaiam

During 2013, through open market sales of shares by Gaiam, its ownership declined to less than 10% of the Company’s issued and outstanding shares of Class A common stock.

Historically, the Company had a need for certain services to be provided by Gaiam under the Intercorporate Services Agreement and Industrial Building Lease Agreement for the Company’s corporate headquarters. These services included, but were not limited to, administrative, technical accounting advisory, public financial reporting and certain occupancy and related office services as required from time to time. Previously, the Company determined that it was not cost effective to obtain and separately maintain the personnel and infrastructure associated with these services with a complement of full time, skilled employees. Also see Note 9. Commitments and Contingencies – Operating Leases.

The Company significantly reduced its reliance on Gaiam to provide services under the Intercorporate Services Agreement during 2013. The agreement was terminated on December 19, 2013.

8. Related Parties

Retail Store, Hopland, CA

On December 5, 2014, the Company sold its retail/catalog segment (Real Goods Trading Corp) to, among others, John Schaeffer, an active member of the Company’s Board of Directors and a former officer of the Company. The retail and catalog business was not profitable and was not projected to be cash flow positive in the near future. Terms of the sale include the transfer of real estate, inventory, retail, and distribution business located in Hopland, California, with a book value of $2.3 million, for $1.0 million. The purchase agreement provides that in the event the purchasers sell the retail/catalog business or the associated real property within 18 months following the closing date, the, purchasers will pay to the Company 50% of the net profits realized. In the event the purchasers sell the retail/catalog business or the associated real property between 18 and 36 months following the closing date, the purchasers will pay to the Company 25% of the net profits realized.

Riverside

At December 31, 2014, Riverside owned approximately 15% of the Company’s outstanding Class A common stock and was one of its creditors. Pursuant to the terms of a Shareholders Agreement, Riverside has the right to designate a certain number of individuals for appointment or nomination to the Board of Directors, tied to its ownership of the Company’s Class A common stock.

At December 31, 2014 and 2013 the Company had notes payable to Riverside Fund III of $3.15 million and $4.15 million, respectively. As of December 31, 2014, the Riverside loans were due to mature on March 31, 2015. As discussed in Note 17, Subsequent Events, the parties extended the maturity date of these notes to March 31, 2016 and the Company granted Riverside the option to place a second lien on the Company’s assets. These loans bear interest at 10% compounded annually and due at maturity. Until March 16, 2015, the loans were unsecured and subordinated to the Company’s indebtedness to unaffiliated creditors. Subject to the rights of senior debt, RGS has the right to prepay the loans at any time without premium or penalty and during 2014 the Company repaid the $1.0 million note due on April 30, 2014. As of December 31, 2014 and 2013, the Company had accrued interest payable to Riverside of approximately $0.9 million and $0.7 million, respectively; and paid Riverside interest of approximately $0.1 million and zero during the years ended December 31, 2014 and 2013, respectively.

Gaiam

At December 31, 2012, the Company’s related party debt was comprised of $2.7 million owed to Gaiam.

As conditions for Gaiam extending the maturity date of its then existing $1.7 million loan to RGS from December 30, 2012 to April 30, 2013 and loaning RGS an additional $1.0 million, the Company had to pay all interest owed on the then existing Gaiam loan of $1.7 million; execute and deliver to Gaiam an option agreement, reasonably acceptable to both parties, permitting Gaiam to purchase for $200,000 all tenant improvements constructed by RGS in its principal office space leased from Gaiam; and amend the Company’s facility lease with Gaiam to cancel, effective December 31, 2012, the $3 per square foot credit set forth in the then current lease. On April 23, 2013, Gaiam converted $100,000 of the then outstanding $2.7 million into 62,111 shares of the Company’s Class A common stock. The $2.6 million remaining amount due to Gaiam was repaid on November 5, 2013: $2.1 million in cash, $200,000 of tenant improvements transferred to Gaiam and a discount for early repayment of $300,000. As of December 31, 2014, the discount is included in other accrued liabilities to reflect the above market lease with Gaiam for the Company’s headquarters office space.

9. Commitments and Contingencies

The Company leases office and warehouse space through operating leases. Some of the leases have renewal clauses, which range from three months to five years. On December 19, 2011, RGS entered into a five year facility lease with Gaiam, a related party, for office space in Louisville, Colorado. The lease commenced on January 1, 2012 and provides for monthly payment of approximately $41,537.

The Company leases vehicles through operating leases for its certain field personnel. Leases range up to five years with varying termination dates through July 2018.

The following schedule represents the annual future minimum payments of all leases as of December 31, 2014:

(in thousands)	Future Minimum Lease Payments
2015	$1,218
2016	786
2017	214
2018	46

Total minimum lease payments	$2,264

The Company incurred office and warehouse rent expense of $1.2 million, $1.3 million and $0.9 million for the years ended December 31, 2014, 2013 and 2012, respectively.

The Company is subject to risks and uncertainties in the normal course of business, including legal proceedings; governmental regulation, such as the interpretation of tax and labor laws; and the seasonal nature of its business due to weather-related factors. The Company has accrued for probable and estimable costs that may be incurred with respect to identified risks and uncertainties based upon the facts and circumstances currently available. Due to uncertainties in the estimation process, actual costs could vary from the amounts accrued.

From time to time, we are involved in legal proceedings that we consider to be in the normal course of business. On July 9, 2014, the Company completed a PIPE offering of approximately $7.0 million at a price per share of $2.40. Subsequently, the company’s stock price has declined to $0.26 as of March 23, 2015 and four of the investors in the offering (out of approximately 20 total investors in the offering) have asserted claims against the company in three separate lawsuits alleging certain misrepresentations and omissions in the offering. The Company intends to vigorously defend itself in the litigation and has made a motion for dismissal. As of December 31, 2014 we have not recorded a liability associated with this claim.

10. Shareholders’ Equity

On June 3, 2013, RGS issued 3.4 million shares of its Class A common stock and received net proceeds of $8.4 million. As part of the offering, RGS issued warrants to purchase 1.7 million shares of its Class A common stock at $2.60 per share, which expire June 3, 2018. The exercise price was reduced to $2.50 per share in conjunction with the November 15, 2013 issuance of shares and warrants. Certain anti-dilution protection provisions contained in the warrants were triggered. Such provisions required the exercise price of the warrants to be reduced and the number of shares of Class A common stock issuable upon exercise of the warrants to increase, based on the formula and on the terms set forth in the warrants after taking into account the Black Scholes and fair market values of the warrants and such anti-dilution protection provisions. Then, related to the July 9, 2014 warrant issuance, the previously adjusted exercise price was adjusted again to $2.45 and the number of warrants issued was increased by another 31,859 as a result of the anti-dilution provision.

On November 15, 2013, RGS issued 5.9 million shares of its Class A common stock and received net proceeds of $18.4 million. As part of the offering, RGS issued warrants to purchase 5.0 million shares of its Class A common stock at $3.41 per share, which expire May 15, 2019.

On January 14, 2014, the Company issued 7,604,127 shares of its Class A common stock with an estimated fair value of $29.1 million based on the closing market price of $3.83 per share for the Company’s Class A common stock on January 13, 2014 as provisional purchase consideration transferred for Mercury. Of this issuance, 467,249 shares were initially placed into escrow to fund potential indemnification claims and closing working capital true-up adjustments. Also in conjunction with this acquisition of Mercury, the

Company placed into escrow another 744,018 shares of its Class A common stock as potential post-acquisition retention compensation to employees of Mercury. At December 31, 2014, 313,235 shares of the provisional purchase consideration transferred and 201,390 shares of the retention compensation remained in escrow. See Note 12. Share-Based Compensation and Note 3. Business Combinations.

On May 12, 2014, the Company issued 325,140 shares of its Class A common stock, with an estimated fair value of $0.7 million based on the closing market price of $2.29 per share for the Company’s Class A common stock on August 9, 2013, under an amendment to the net asset purchase agreement dated August 9, 2013 with Syndicated. Also under the terms of the amendment, the former owner of Syndicated, who became an employee of the Company for a certain period of time, was issued 74,860 shares of the Company’s Class A common stock during 2014 in return for assisting the Company with the collection of certain accounts receivable related to the Syndicated business. See Note 3. Business Combinations.

On May 14, 2014, the Company issued 3,425,393 shares of its Class A common stock with an estimated fair value of $9.4 million based on the closing market price of $2.75 per share for the Company’s Class A common stock on May 13, 2014 as partial provisional purchase consideration transferred for Sunetric. As additional provisional purchase consideration transferred, the Company reserved another 604,711 shares of its Class A common stock with an estimated fair value of $1.7 million based on the closing market price of $2.75 for the Company’s Class A common stock on May 13, 2014 to fund potential indemnification claims and closing working capital true-up adjustments. At December 31, 2014, these reserved shares are reported, after adjustments, in business acquisition consideration to be transferred. Also in conjunction with the acquisition of Sunetric, on May 28, 2014, the Company issued 217,076 shares of its Class A common stock with an estimated fair value of $0.5 million based on the closing market price of $2.39 per share for the Company’s Class A common stock on May 27, 2014 in fulfillment of an assumed liability for employee retention bonus obligations through the closing date of the Sunetric acquisition. See Note 3. Business Combinations.

On July 9, 2014 RGS issued 2.9 million shares of its Class A common stock and received proceeds of $7.0 million. As part of the offering, RGS issued warrants to purchase 5.3 million shares of its Class A common stock at $3.19 per share, which expire July 9, 2020.

At December 31, 2014, RGS had the following shares of Class A common stock reserved for future issuance:

Stock options under incentive plans	2,318,280
Stock options under plans not approved by security holders	90,000
Sunetric – Provisional purchase consideration to be transferred	302,356
Warrants outstanding	8,134,717
Warrants outstanding – equity security	282,535

Total shares reserved for future issuance	11,127,888

Each holder of the Company’s Class A common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. On December 31, 2011, Gaiam converted all of its holdings of the Company’s Class B common stock to Class A common stock and, as a result, RGS has had no shares of Class B common stock outstanding since December 31, 2011. Under the terms of the Company’s articles of incorporation and merger with Alteris, RGS is prohibited from issuing Class B common stock in the future. All holders of Class A common stock vote as a single class on all matters that are submitted to the shareholders for a vote. Accordingly, Riverside, as the holder of approximately 15% of the Class A common stock and entitled to vote in any election of directors, may exert significant influence over the election of the directors. Shareholders with the minimum number of votes that would be necessary to authorize or take action at a meeting at which all of the shares entitled to vote were present and voted may consent to an action in writing and without a meeting under certain circumstances.

Holders of the Company’s Class A common stock are entitled to receive dividends, if any, as may be declared by the Board of Directors out of legally available funds. In the event of a liquidation, dissolution or winding up of Real Goods Solar, Class A common stock holders are entitled to share ratably in the Company’s assets remaining after the payment of all debts and other liabilities. Holders of Class A common stock have no preemptive, subscription or redemption rights, and there are no redemption or sinking fund provisions applicable to the Company’s Class A common stock.

11. Fair Value Measurements

The Company complies with the provisions of FASB ASC No. 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value and in disclosing fair value measurements at the measurement date. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements. FASB ASC No. 820-10-35, Fair Value Measurements and Disclosures- Subsequent Measurement (“ASC 820-10-35”), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10-35-3 also requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model.

ASC 820-10-35 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 Inputs – Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value. An active market is a market in which transactions occur for the item to be fair valued with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Inputs – Level 2 inputs are inputs other than quoted prices included within Level 1. Level 2 inputs are observable either directly or indirectly. These inputs include: (a) Quoted prices for similar assets or liabilities in active markets; (b) Quoted prices for identical or similar assets or liabilities in markets that are not active, such as when there are few transactions for the asset or liability, the prices are not current, price quotations vary substantially over time or in which little information is released publicly; (c) Inputs other than quoted prices that are observable for the asset or liability; and (d) Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs – Level 3 inputs are unobservable inputs for an asset or liability. These inputs should be used to determine fair value only when observable inputs are not available. Unobservable inputs should be developed based on the best information available in the circumstances, which might include internally generated data and assumptions being used to price the asset or liability.

When determining the fair value measurements for assets or liabilities required or permitted to be recorded at and/or marked to fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets. When identical assets are not traded in active markets, the Company looks to market observable data for similar assets.

The following tables summarize the basis used to measure certain financial assets and liabilities at fair value on a recurring basis in the consolidated balance sheets:

Balance at December 31, 2014		Quoted Prices in Active Markets for Identical Items	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
Common stock warrant liability	$2,491	$—	$—	$2,491

The following summarizes the valuation technique for assets and liabilities measured and recorded at fair value:

For the Company’s Level 3 measures, which represent common stock warrants, fair value is based on a Monte Carlo pricing model that is based, in part, upon unobservable inputs for which there is little or no market data, requiring the Company to develop its own assumptions (See Note 2. Significant Accounting Policies). The Company used a market approach to valuing these derivative liabilities.

The following table shows the reconciliation from the beginning to the ending balance for the Company’s common stock warrant liability measured at fair value on a recurring basis using significant unobservable inputs (i.e. Level 3) for the year ended December 31, 2014:

in thousands	Fair Value Measurements Using Significant Unobservable Inputs
Fair value of common stock warrant liability at December 31, 2013	$15,071
Issuance of common stock warrants	2,201
Exercise of common stock warrants	(621)
Change in fair value of common stock warrant liability, net	(14,160)

Fair value of common stock warrant liability at December 31, 2014	$2,491

12. Share-Based Compensation

The Company’s share-based compensation programs are long-term retention programs that are intended to attract, retain and provide incentives for talented employees, officers, and directors to align shareholder and employee interests. RGS primarily grants options under its 2008 Long-Term Incentive Plan, but also granted 300,000 non-shareholder approved options to its chief executive officer during 2012 of which 210,000 were forfeited in 2014.

On January 14, 2014, the Company’s shareholders approved an amendment to the 2008 Long-Term Incentive Plan. The amendment increased the number of options available for grant to 6,704,237.

At December 31, 2014, the Company’s 2008 Long-Term Incentive Plan provided for the granting of options to purchase up to 6,704,231 shares of its Class A common stock. Both nonqualified stock options and incentive stock options may be issued under the provisions of the 2008 Long Term Incentive Plan. Employees, members of the Board of Directors, consultants, service providers and advisors are eligible to participate in the 2008 Long-Term Incentive Plan, which terminates upon the earlier of a board resolution terminating the 2008 Long-Term Incentive Plan or ten years after the effective date of the 2008 Long-Term Incentive Plan. All outstanding options are nonqualified and are generally granted with an exercise price equal to the closing market price of the Company’s stock on the date of the grant. Options vest based on service conditions, performance (attainment of a certain amount of pre-tax income for a given year), or some combination thereof. Grants typically expire seven years from the date of grant.

The determination of the estimated fair value of share-based payment awards on the date of grant using the Black-Scholes option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. Expected volatilities are based on a value calculated using the combination of historical volatility of comparable public companies in RGS’ industry and its stock price volatility since our initial public offering. Expected life is based on the specific vesting terms of the option and anticipated changes to market value and expected employee exercise behavior. The risk-free interest rate used in the option valuation model is based on U.S. Treasury zero-coupon securities with remaining terms similar to the expected term on the options. RGS does not anticipate paying any cash dividends on its Class A common stock in the foreseeable future and, therefore, an expected dividend yield of zero is used in the option valuation model. RGS is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. RGS primarily uses plan life to-date forfeiture experience rate to estimate option forfeitures and records share-based compensation expense only for those awards that are expected to vest.

The following are the variables used in the Black-Scholes option pricing model to determine the estimated grant date fair value for options granted under the Company’s incentive plans for each of the years presented:

	2014	2013	2012
Expected volatility	98% - 102%	83% - 104%	76% - 87%
Weighted-average volatility	101%	93%	80%
Expected dividends	— %	— %	— %
Expected term (in years)	3.8 - 7.0	3.8 - 6.6	5.0 - 6.6
Risk-free rate	1.57% - 2.44%	0.68% - 2.45%	0.57% - 1.26%

The table below presents a summary of our option activity as of December 31, 2014 and changes during the year then ended:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Yrs)	Aggregate Intrinsic Value
Outstanding at January 1, 2012	1,902,120	$2.80
Granted	1,431,500	1.19
Exercised	—
Forfeited and expired	(1,508,300)	2.38

Outstanding at December 31, 2012	1,825,320	$1.88	5.4	$—

Exercisable at December 31, 2012	508,350	$2.93	3.0	$—
Granted	971,000	1.57
Exercised	(117,030)	1.00
Forfeited or expired	(341,080)	1.08

Outstanding at December 31, 2013	2,238,210	$1.51	5.0	$3,468,464

Exercisable at December 31, 2013	609,090	$2.00	2.6	$621,573
Granted	2,438,000	3.08
Exercised	(129,480)	1.04
Forfeited or expired	(2,238,450)	2.26

Outstanding at December 31, 2014	2,408,280	$2.44	5.0	$—

Exercisable at December 31, 2014	799,510	$2.12	2.8	$—

The weighted-average grant-date fair value of options granted during the years 2014, 2013 and 2012 was $2.26, $1.13 and $0.76, respectively. The total fair value of shares vested was approximately $900,000, $305,000 and $432,000 during the years ended December 31, 2014, 2013 and 2012, respectively. The Company’s share-based compensation cost charged against income for continuing operations was approximately $1.3 million, $0.5 million, and $0.3 million during the years 2014, 2013 and 2012, respectively. As of December 31, 2014, there was $0.9 million of unrecognized cost related to non-vested shared-based compensation arrangements granted under the plans. The Company expects that cost to be recognized over a weighted-average period of 3.3 years.

13. Income Taxes

The Company’s provision for income tax expense (benefit) is comprised of the following:

	Years ended December 31,
(in thousands)	2014		2013	2012
Current:
Federal	$		$—	$—
State		164	58	61

		164	58	61

Deferred:
Federal		(1,404)	—	7,361
State		—	—	1,298

		(1,404)	—	8,659

Total		$(1,240)	$58	$8,720

Variations from the federal statutory rate are as follows:

	Years ended December 31,
(in thousands)	2014	2013	2012
Expected federal income tax expense (benefit) at statutory rate of 35%	$(20,510)	$(3,882)	$(13,086)
Effect of permanent goodwill impairment	5,859	—	7,898
Effect of permanent acquisition-related differences	(1,404)	—	—
Effect of permanent other differences	(5,304)	136	94
Effect of valuation allowance	22,161	4,559	16,074
Other	(299)	(48)	49
State income tax expense (benefit), net of federal benefit	(1,743)	(707)	(2,309)

	$(1,240)	$58	$8,720

Deferred income taxes reflect net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the net accumulated deferred income tax assets shown on a gross basis as of December 31, 2014 and 2013 are as follows:

(in thousands)	2014	2013
Deferred tax assets (liabilities)
Current:
Provision for doubtful accounts	$447	$230
Inventory-related expense	222	274
Accrued liabilities	1,326	1,385
Other	1,340	—

(in thousands)	2014	2013
Total current deferred tax assets	3,334	1,889
Non-current
Depreciation and amortization	4,556	775
Net operating loss carry-forwards	38,167	20,337
Other	53	(5)

Total non-current deferred tax assets	42,777	21,108

Valuation allowance	(46,111)	(22,997)

Total net deferred tax assets	$—	$—

At December 31, 2014, RGS had $90.4 million of federal net operating loss carryforwards expiring, if not utilized, beginning in 2020. Additionally, the Company had $77.4 million of state net operating loss carryforwards expiring, it not utilized, beginning in 2019.

Utilization of the net operating loss carry forwards may be subject to annual limitation under applicable federal and state ownership change limitations and, accordingly, net operating losses may expire before utilization. The Company has not completed a Section 382 analysis through December 2014 and therefore has not determined the impact of any ownership changes, as defined under Section 382 of the Internal Revenue Code has occurred in prior years. Therefore, the net operating loss carryforwards above do not reflect any possible limitations and potential loss attributes to such ownership changes.

The Company does not have any tax positions for which it is reasonably possible the total amount of gross unrecognized benefits will increase or decrease within 12 months of the year ended December 31, 2014.

As a result of the net operating losses, substantially all of its federal, state and local income tax returns are subject to audit.

The Company’s valuation allowance increased by approximately $23.1 million for the year ended December 31, 2014 as a result of its operating loss for the year. The valuation allowance was determined in accordance with the provisions of ASC 740, Income Taxes, which requires an assessment of both negative and positive evidence when measuring the need for a valuation allowance. Based upon the available objective evidence and the Company’s history of losses, management believes it is more likely than not that the net deferred tax assets will not be realized. At December 31, 2014, the Company has a valuation allowance against its deferred tax assets net of the expected taxable income from the reversal of its deferred tax liabilities.

The Company is required, under the terms of its tax sharing agreement with Gaiam, to distribute to Gaiam the tax effect of certain tax loss carryforwards as utilized by the Company in preparing its federal, state and local income tax returns. At December 31, 2014, utilizing an income tax rate of 35%, the Company estimates that the maximum amount of such distributions to Gaiam could aggregate $1.6 million.

14. Segment Information

On September 30, 2014, the Company discontinued its entire former Commercial segment. As a result of this major strategic shift, the Company now operates as three reportable segments: (1) Residential – the installation of solar systems for homeowners, including lease financing thereof, and for small businesses (small commercial) in the continental U.S.; (2) Sunetric – the installation of solar systems for both homeowners and small business owners (small commercial) in Hawaii; and (3) Other – corporate operations and retail (catalogue); however, see Note 4 for subsequent sale of the catalogue segment in December 2014.

Financial information for the Company’s segments and a reconciliation of the total of the reportable segments’ income (loss) from operations (measures of profit or loss) to the Company’s consolidated net loss are as follows:

(in thousands)	2014	2013	2012
Net revenue:
Residential	$55,844	$53,918	$42,476
Sunetric	12,742	—	—
Other	2,189	3,741	1,500
Consolidated net revenue	70,775	57,659	43,976
Income (loss) from operations:

(in thousands)	2014	2013	2012
Residential	(12,261)	(1,647)	(4,681)
Sunetric	(12,798)	—	—
Other	(15,372)	(11,672)	(33,666)
Consolidated loss from continuing operations	(40,431)	(13,319)	(38,347)
Reconciliation of consolidated loss from operations to consolidated net loss:
Interest and other expense, net	(1,170)	(928)	(790)
Change in valuation of warrants	14,160	2,026	—
Income tax expense/(benefit)	(1,240)	58	8,720
(Loss)/gain from discontinued operations, net of tax	(30,910)	979	651
Net loss	$(57,111)	$(11,300)	$(47,206)

The following is a reconciliation of reportable segments’ assets to the Company’s consolidated total assets. The Other segment includes certain unallocated corporate amounts.

(in thousands)	2014	2013
Total assets – continuing operations:
Residential	$17,183	$21,267
Sunetric	7,430	—
Other	984	15,603

	$25,597	$36,870

Total assets – discontinued operations:
Commercial	9,509	6,898

	$35,106	$43,768

15. Discontinued Operations

On September 30, 2014, the Company committed to a plan to sell certain net assets and rights comprising its large commercial installations business, otherwise known as its former Commercial segment, and focus its efforts and resources of its Residential and Sunetric segments. This represents a strategic shift that will have a major effect on the Company’s operations and financial results. The Company will continue with in-process large commercial installations, but will not accept any new contracts and will commence various other exit activities. The company entered into a contract to sell portions of its commercial pipeline for cash, with the consideration to be paid dependent upon the completion of the buyer’s due diligence.

Accordingly, the assets and liabilities, operating results, and operating and investing activities cash flows for the former Commercial segment are presented as a discontinued operation separate from the Company’s continuing operations, for all periods presented in these consolidated financial statements and footnotes, unless indicated otherwise.

The following is a reconciliation of the major line items constituting pretax loss of discontinued operations to the after-tax loss of discontinued operations that are presented in the condensed consolidated statements of operations as indicated:

	Years ended December 31,
(in thousands)	2014	2013	2012
Major line items constituting pretax loss of discontinued operations:
Net revenue	$45,166	$43,683	$48,914
Cost of goods sold	45,856	38,030	41,863
Expenses:
Selling and operating (a)	7,324	3,553	6,158
General and administrative (b)	1,808	—	—
Acquisition related costs	1,640	1,014	—
Restructuring costs	148	—	—
Depreciation and amortization	534	107	242
Goodwill and other asset impairments	18,766	—	—
Pretax (loss)/gain of discontinued operations	$(30,910)	$979	$651
Income tax benefit	—	—	—
(Loss)/gain on discontinued operations	$(30,910)	$979	$651

(a)	Included in the selling and operating expense for the December 31, 2014 is $1.2 million related to the write-off of a certain account receivable.
(b)	Included in the general and administrative costs for December 31, 2014 is $1.6 million of share based compensation expense.

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities of the discontinued operations to the total assets and liabilities of the discontinued operations presented separately in the condensed consolidated balance sheets as indicated:

(in thousands)	December 31, 2014	December 31, 2013
Carrying amounts of major classes of assets included as part of discontinued operations:
Current assets:
Accounts receivable, net	$6,223	$1,591
Costs in excess of billings on uncompleted contracts	1,841	4,556
Inventory, net	242	314
Deferred costs on uncompleted contracts	42	103
Other current assets	79	—

Total major classes of current assets of the discontinued operations	8,427	6,564

Noncurrent assets:
Property and equipment, net	45	334
Other noncurrent assets	1,037	—

Total noncurrent assets of discontinued operations	1,082	334

Total assets of the discontinued operations in the balance sheet	$9,509	$6,898

Carrying amounts of major classes of liabilities included as part of discontinued operations:
Current liabilities:
Accounts payable	4,977	7,429
Accrued liabilities	2,608	629
Billings in excess of costs on uncompleted contracts	373	395

(in thousands)	December 31, 2014	December 31, 2013
Deferred revenue and other current liabilities	26

Total current liabilities of discontinued operations	7,984	8,453

Noncurrent liabilities:
Other liabilities	327	—

Total major classes of noncurrent liabilities of the discontinued operations	327	—

Total liabilities of the discontinued operations in the balance sheet	$8,311	$8,453

16. Quarterly Results of Operations

The following is a summary of the quarterly results of all operations for the years ended December 31, 2014 and 2013:

(in thousands, except per share data)	Fiscal Year 2014 Quarters Ended
	March 31	June 30 (a)	September 30	December 31 (b)
Net revenue	$13,767	$19,636	$18,928	$18,444
Gross profit	$2,811	$4,503	$3,197	$2,246
Income (loss) before income taxes	$(12,031)	$470	$(2,742)	$(13,138)
Net income (loss) from continuing operations	$(12,036)	$1,684	$(2,455)	$(13,394)
Net loss from discontinued operations	$(2,792)	$(23,039)	$(2,295)	$(2,784)
Net loss	$(14,828)	$(21,355)	$(4,750)	$(16,178)
Diluted net loss per share	$(0.34)	$(0.46)	$(0.09)	$(0.31)
Weighted average shares outstanding-diluted	43,600	46,071	51,055	51,549

	Fiscal Year 2013 Quarters Ended
	March 31	June 30	September 30 (c)	December 31 (d)
Net revenue	$11,039	$11,905	$16,640	$18,075
Gross profit	$3,143	$2,976	$4,316	$3,826
Loss before income taxes	$(3,756)	$(3,093)	$(3,100)	$(2,272)
Net loss from continuing operations	$(3,757)	$(3,101)	$(3,108)	$(2,313)
Net income (loss) from discontinued operations	$(37)	$193	$1,014	$(191)
Net loss	$(3,794)	$(2,908)	$(2,094)	$(2,504)
Diluted net loss per share	$(0.14)	$(0.10)	$(0.07)	$(0.09)
Weighted average shares outstanding-diluted	26,696	27,804	30,044	33,077

(a)	The quarter ended June 30, 2014 includes a one-time non-cash charge of $18.8 million for the impairment of Mercury related intangibles.
(b)	The quarter ended December 31, 2014 includes a one-time non-cash charge of $10.4 million for the impairment of Sunetric related intangibles.
(c)	The quarter ended September 30, 2013 includes one-time cash charges of $0.6 million for the integration of Syndicated and other acquisition related expenses.
(d)	The quarter ended December 31, 2013 includes one-time cash charges of $1.5 million for the, acquisition of Mercury and other acquisition related expenses.

17. Subsequent Events

Extensions of Silicon Valley Bank line of credit facility:

Eighth Loan Modification

As of December 31, 2014 the amended maturity date was January 31, 2015. On January 30, 2015 the Eighth Loan Modification Agreement was executed, extending the maturity date to March 17, 2015. In connection with the amendment the Company paid a waiver fee of $8,125.

Ninth Loan Modification

On March 16, 2015 the Company entered into the Ninth Loan Modification Agreement with SVB to extend the maturity date of the revolving line of credit under the SVB Loan from March 17, 2015 to March 15, 2016. Further, the amendment also restated certain financial covenants of the SVB Loan, reduced the revolving line amount available at any one time from $5.5 million to $5.0 million, and increased the borrowing base by eliminating the Seventh Loan Modification’s requirement to maintain a $1.0 million reserve under the Availability Amount (as defined in the SVB Loan). In connection with the Amendment, the Company paid a $50,000 fee to SVB.

Extension of Riverside Notes:

On March 16, 2015 the Company extended its notes payable owed to Riverside for twelve months, extending the maturity date to March 31, 2016. In connection with the extension the Company granted Riverside the option to place a second lien upon assets of the Company.

Issuance of Securities:

On February 26 and February 27, 2015, we closed a sale of 7,000,000 units of our Class A common stock and warrants to purchase Class A common stock at a purchase price of $0.50 per unit in the 2015 Offering. Each unit consisted of: (i) one share of Class A common stock; (ii) a Series A Warrant to purchase share of the Company’s Class A common stock equal to 50% of the sum of the number of shares of Class A common stock purchased as part of the units plus, if applicable, the number of shares of Class A common stock issuable upon exercise in full of the Series E Warrants (without regard to any limitations on exercise) described below; (iii) a Series B Warrant to purchase shares of the Company’s Class A common stock for a “stated amount” (as described in the offering document); (iv) a Series C Warrant to purchase up to 50% of that number of shares of Class A common stock actually issued upon exercise of the Series B Warrant; and (v) a Series D Warrant to purchase additional shares of Class A common stock in an amount determined on a future reset date after the issuance of the Series D Warrant. In addition, investors who, together with certain “attribution parties,” would beneficially own in excess of 9.99% of the number of shares of Class A common stock outstanding immediately after the closing of the offering as a result of their purchase of units, received shares of Class A common stock in an amount up to such 9.99% cap and a Series E Warrant to purchase the balance of the shares of Class A common stock the investor would have received at closing but for the 9.99% cap.

The Company received net proceeds of approximately $2.75 million at the closing, after deducting commissions to the placement agent and estimated offering expenses payable by the Company associated with the offering. In addition, the Company received approximately $800,000 of additional proceeds upon the exercise of Series B Warrants in connection with the closing of the offering. As of March 23, 2015, the company has realized $2.9 million from the Class B warrants solely by voluntary exercises by the Class B warrant holders

WestPark Capital, Inc. acted as the placement agent for the offering (the “placement agent”) and in connection with the closing of the offering, the Company paid the placement agent an aggregate cash fee equal to $245,000, reimbursed expenses of $40,000, and issued warrants to purchase 560,000 shares of Class A common stock.

The Company sold the units, the shares of Commons Stock and the warrants issued as part of the units, and the shares of Class A common stock issuable upon exercise of the warrants issued as part of the units pursuant to an effective registration statement on Form S-3 (File No. 333-193718). The Company has agreed to maintain an effective registration statement covering the issuance of the Class A common stock issuable upon exercise of the warrants.

Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our chief executive officer, who also serves as our acting principal financial officer, and our principal accounting officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and Rule 15d-15(e) under the Exchange Act. Based upon their evaluation as of December 31, 2014, they have concluded that our disclosure controls and procedures are not effective.

In connection with this evaluation, our management identified the following material weaknesses in our disclosure and procedures:

•	As described below, our management and financial staff were unable in a timely manner to complete testing of our internal control over financial reporting; and

•	As described below, a material weakness in our internal control over financial reporting concerning financial reporting, close processes and control monitoring.

As a result, we were unable to file this Annual Report on Form 10-K within the prescribed due date and instead filed it within the grace period afforded by Rule 12b-25 promulgated under the Exchange Act.

Management’s Report on Internal Control over Financial Reporting

Due to a significant increase in our stock price, as of the end of our second fiscal quarter of 2014, the public float of our Class A common stock exceeded $75 million. As a result, our company no longer qualifies as a smaller reporting company and is now an accelerated filer for the first time. Accordingly, this is the first fiscal year for which an audit of our internal control over financial reporting by our independent registered public accounting firm is required, and this is the first year that the filing deadline for our Annual Report on Form 10-K has been shortened from 90 days to 75 days following the end of the fiscal year. We had not commenced documentation and testing of its internal control over financial reporting until the appointment of our new chief executive officer in the third quarter of 2014. As a result of the constraints on our financial staff connected with the transition to accelerated filer status, we employed qualified third-party specialists to assist with this process.

Additionally, we have had recent changes to our finance and accounting management team. On October 14, 2014, our chief financial officer submitted his resignation. We have not appointed a new chief financial officer and our chief executive officer is currently serving as the acting chief financial officer. Also on October 14, 2014, we appointed a new principal accounting officer. As a result, there was a period of transition between management and our financial staff.

In addition to constraints caused by personnel turnover of the financial staff, other events and changes have further limited the ability of the financial staff to complete the Annual Report on Form 10-K for the fiscal year ended December 31, 2014. For example, we are currently restructuring our business operations to achieve a turnaround in our business results, which requires the active involvement of our management and financial staff. Also, during 2014, our management and financial staff were actively involved with integrating three acquired companies and conducting due diligence on, and closing, the acquisition of two of the companies. Furthermore, towards the end of 2014 and during the first quarter of 2015, our management and financial staff has been engaged in negotiating and closing a financing transaction, and amending and extending the terms of our bank credit facility and related-party debt.

Each of the constraints on our management and financial staff inhibited the ability to complete testing of internal control over financial reporting and the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 timely, thus causing us to file Form 12b-25 and the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 within the grace period afforded by Rule 12b-25 promulgated under the Exchange Act.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making the assessment, we used the criteria set forth in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework” In connection with this assessment, our management has identified several deficiencies that, in the aggregate, caused our management to determine that material weaknesses in our internal control over financial reporting exist. The resulting material weaknesses concern:

•	The design and operation of information technology general controls related to user access, access approvals and change management;

•	A lack of appropriate balance of accounting personnel and accountability for monitoring internal controls to effect timely review and approval of account reconciliations; and

•	Control monitoring including a lack of written documentation of internal controls which did not allow for effective communication of employee responsibilities. We did not maintain a comprehensive accounting policies and procedures manual.

Our management has determined that the identified material weaknesses did not result in any material adjustments to the financial statements for the fiscal year ended December 31, 2014 included in this Annual Report on Form 10-K and do not require any restatement of previously issued financial statements to reflect the correction of a material misstatement.

Management did not include in its assessment the internal control over financial reporting of its subsidiary Elemental Energy LLC, dba Sunetric, which is included in the consolidated balance sheet of Real Goods Solar, Inc. as of December 31, 2014 and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of this subsidiary because we acquired the subsidiary in May 2014. For the fiscal year ended December 31, 2014, Sunectric’s revenue represents approximately 18% of our revenue from continuing operations (and 11% of our revenue from continuing operations plus discontinued operations).

EKS&H LLLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8 of this Annual Report on Form 10-K, has audited the effectiveness of our internal control over financial reporting as of December 31, 2014.

Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting and Disclosure Controls and Procedures

With the oversight of management, we have begun taking steps and plan to take additional measures to remediate the underlying cause of the material weaknesses in our internal control over financial reporting and disclosure controls and procedures. Management intends to:

1)	Implement enhanced system-based controls, as well as other compensating controls, over restricted access, automated controls and change management activities within our ERP and other information technology systems.

2)	Continue to supplement our accounting department with personnel having an appropriate level of accounting knowledge, experience and training commensurate with our financial reporting requirements, and continue to train them on our control procedures, including, without limitation, account reconciliations, that are intended to ensure (i) appropriate supporting documentation is prepared and reviewed timely and (ii) that we file regulatory reports on a timely basis;

3)	Prepare an accounting policies and procedures manual and other written control documentation, and conduct training of accounting and operational personnel on accounting policies and procedures; and

4)	Revise our procedures for testing of our internal control over financial reporting, including changing the start date for the process to earlier in the year.

Our management believes that these measures will address the issues described above. We can make no assurance that these plans will be sufficient to correct the material weaknesses in internal control over financial reporting and on disclosure controls and procedures or that additional steps may not be necessary in the future. Our management and the audit committee of our board of directors will continue to monitor the effectiveness of our internal control over financial reporting and on disclosure controls and procedures on an ongoing basis and will take further action as appropriate.

Changes in Internal Control over Financial Reporting

Since the appointment of our current chief executive officer in the third quarter of 2014, management began documentation and testing of internal controls which has led to enhancements in controls during the fourth quarter of 2014 and the first quarter of 2015 related to review and approval of journal entries, account reconciliations as well as enhanced documentation standards. We will continue to improve our internal controls during 2015 to remedy the material weaknesses discussed above.

Item 9B.	Other Information

Waiver and Amendment Agreement

In connection with the 2015 Offering, we are obligated to seek, no later than 75 days after the closing of the 2015 Offering, shareholder approval of (i) an amendment to our articles of incorporation to increase the number of shares of Class A common stock authorized for issuance, and (ii) a reverse stock split to cause us to become compliant again with the Nasdaq maintenance and listing requirements. We will not amend our articles of incorporation to reduce the number of authorized shares in connection with the reverse stock split. The reverse stock split, if approved and implemented, would reduce the number of issued and outstanding shares of Class A common stock and, therefore, make available more shares of Class A common stock for future issuances.

On March 31, 2015, we entered into a Waiver and Amendment Agreement (the “Amendment”) with the Required Holders (as defined in the relevant transaction documents) to amend (i) the Securities Purchase Agreement, dated as of February 23, 2015, between us and the investor party thereto (the “Securities Purchase Agreement”), and (ii) each of the five series of warrants to purchase Class A common stock issued to the investors in connection with our 2015 Offering. After shareholder approval and implementation of a reverse stock split at a ratio of at least one-for-five and subject to the terms and conditions set for the therein, the Amendment eliminates the requirement that we seek shareholder approval of an amendment to our articles of incorporation to increase the number of authorized shares of our Class A common stock and all conditions in the Securities Purchase Agreement and the warrants requiring an increase in authorized shares will be deemed satisfied. The Amendment also increases the minimum reserve of shares of our Class A common stock we must maintain for issuance upon exercise of the warrants issued in our 2015 Offering from 200,000,000 to 300,0000,000 (as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction). Further, the Amendment provides that to the extent the registration statement currently covering the issuance of shares of Class A common stock upon exercise of the warrants issued in our 2015 Offering does not, at any time, cover a sufficient number of shares of Class A common stock issuable upon exercise in full of the warrants then outstanding, we must promptly amend or supplement the registration statement or, if necessary, file a new registration statement in order to register the excess shares.

PART III

Item 10.	Directors, Executive Officers and Corporate Governance

We incorporate herein the information required by this Item by reference to our Proxy Statement for our 2014 Annual Meeting of Shareholders, to be filed with the Commission pursuant to Regulation 14A.

Code of Ethics

We have adopted a Code of Ethics applicable to our employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We have posted a copy of our Code of Ethics on the investor relations section of our Internet website at www.rgsenergy.com. Our full Board of Directors must approve in advance any waivers of the Code of Ethics. We will post any amendments or waivers from our Code of Ethics that apply to our executive officers and directors on the “Code of Ethics” section of our Internet website located at www.rgsenergy.com.

Item 11.	Executive Compensation

We incorporate herein the information required by this Item by reference to our Proxy Statement for our 2015 Annual Meeting of Shareholders, to be filed with the Commission pursuant to Regulation 14A.

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

We incorporate herein the information required by this Item by reference to our Proxy Statement for our 2015 Annual Meeting of Shareholders, to be filed with the Commission pursuant to Regulation 14A.

Item 13.	Certain Relationships and Related Transactions, and Director Independence

We incorporate herein the information required by this Item by reference to our Proxy Statement for our 2015 Annual Meeting of Shareholders, to be filed with the Commission pursuant to Regulation 14A.

Item 14.	Principal Accountant Fees and Services

We incorporate herein the information required by this Item by reference to our Proxy Statement for our 2015 Annual Meeting of Shareholders, to be filed with the Commission pursuant to Regulation 14A.

PART IV

Item 15.	Exhibits and Financial Statement Schedules

Documents filed as part of this report are as follows:

2.	Consolidated Financial Statements.

See listing of Consolidated Financial Statements included as part of this Form 10-K in Item 8 of Part II.

2.	Exhibits:

The following exhibits are incorporated by reference into or are filed or furnished with this report as indicated below:

Exhibit No.	Description

2.1+	Agreement and Plan of Merger, dated August 8, 2013, among Real Goods Solar, Inc., Real Goods Mercury, Inc. and Mercury Energy, Inc. (Incorporated by reference to Exhibit 2.1 to Real Goods Solar’s Current Report on Form 8-K filed August 9, 2013 (Commission File No. 001-34044)).

2.2+	Asset Purchase Agreement, dated August 9, 2013, among Real Goods Solar, Inc., Real Goods Syndicated, Inc. and Syndicated Solar, Inc. (Incorporated by reference to Exhibit 2.1 to Real Goods Solar’s Current Report on Form 8-K filed August 12, 2013 (Commission File No. 001-34044)).

2.3+	Membership Interest Purchase Agreement, dated March 26, 2014, among Real Goods Solar, Inc., Elemental Energy LLC, Sean Mullen, Beth-Ann Mullen, and Alexander Tiller (Incorporated by reference to Exhibit 2.2 to Real Goods Solar’s Quarterly Report on Form 10-Q filed May 15, 2014 (Commission File No. 001-34044)).

2.4+	First Amendment to Membership Purchase Agreement, dated May 14, 2014, by and among Real Goods Solar, Inc., Elemental Energy LLC, Sean Mullen, Beth-Ann Mullen, and Alexander Tiller (Incorporated by reference to Exhibit 2.2 to Real Goods Solar’s Current Report on Form 8-K filed May 16, 2014 (Commission File No. 001-34044)).

2.5+	Purchase and Sale Agreement, dated December 3, 2014, among Real Goods Solar, Inc., Real Goods Energy Tech, Inc., Real Goods Trading Corporation, John Schaeffer and Nancy Hensley, as Trustees of the John Schaeffer and Nancy Hensley Living Trust and RGTC, Inc. (filed herewith).

3.1	Articles of Incorporation of Real Goods Solar, Inc. (Incorporated by reference to Exhibit 3.1 to Real Goods Solar’s Amendment No. 1 to Registration Statement on Form S-1 filed March 28, 2008 (Commission File No. 333-149092)).

3.2	Bylaws of Real Goods Solar, Inc. (Incorporated by reference to Exhibit 3.2 to Real Goods Solar’s Amendment No. 1 to Registration Statement on Form S-1 filed March 28, 2008 (Commission File No. 333-149092)).

4.1	Form of Real Goods Solar Class A Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to Real Goods Solar’s Amendment No. 5 to Registration Statement on Form S-1 filed May 2, 2008 (Commission File No. 333-149092)).

4.2	Warrant issued to Silicon Valley Bank on March 26, 2013 pursuant to the Second Loan Modification Agreement (Incorporated by reference to Exhibit 10.21 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

4.3	Warrant issued to Silicon Valley Bank on March 27, 2013 pursuant to the Third Loan Modification Agreement (Incorporated by reference to Exhibit 10.22 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

4.4	Form of Warrant, dated June 3, 2013, issued to the investors under the Securities Purchase Agreement, dated May 24, 2013, among Real Goods Solar, Inc. and the investors identified therein (Incorporated by reference to Exhibit 4.1 to Real Goods Solar’s Current Report on Form 8-K filed June 3, 2013 (Commission File No. 001-34044)).

4.5	Form of Warrant, dated November 20, 2013 (Incorporated by reference to Exhibit 4.1 to Real Goods Solar’s Current Report on Form 8-K filed November 21, 2013 (Commission File No. 001-34044)).

4.6	Form of Warrant, dated July 2, 2014, issued to the investors under the Securities Purchase Agreement dated July 2, 2014 among Real Goods Solar, Inc. and the investors identified therein (Incorporated by reference to Exhibit 4.1 to Real Goods Solar’s Current Report on Form 8-K filed July 3, 2014 (Commission File No. 001-34044)).

4.7	Warrant issued to Silicon Valley Bank on June 6, 2014 pursuant to the Joinder and Sixth Loan Modification Agreement (Incorporated by reference to Exhibit 4.1 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

4.8	Warrant issued to Silicon Valley Bank on November 19, 2014 pursuant to the Seventh Loan Modification and Waiver Agreement (filed herewith).

10.1*	Form of Real Goods Solar, Inc. Employee Stock Option Agreement (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Amendment No. 1 to Registration Statement on Form S-1 filed March 28, 2008 (Commission File No. 333-149092)).

Exhibit No.	Description

10.2*	Amended and Restated Real Goods Solar, Inc. 2008 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed January 15, 2014 (Commission File No. 001-34044)).

10.3	Tax Sharing and Indemnification Agreement between Real Goods Solar, Inc. and Gaiam, Inc. (Incorporated by reference to Exhibit 10.7 to Real Goods Solar’s Amendment No. 3 to Registration Statement on Form S-1 filed April 17, 2008 (Commission File No. 333-149092)).

10.4	Loan and Security Agreement, dated as of December 19, 2011, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Earth Friendly Energy Group Holdings, LLC, Alteris Renewables, Inc., Earth Friendly Energy Group, LLC, Solar Works, LLC, Alteris RPS, LLC, Alteris ISI, LLC, and Silicon Valley Bank (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed December 21, 2011 (Commission File No. 001-34044)).

10.5	Amended and Restated Registration Rights Agreement, dated as of December 19, 2011, between Real Goods Solar, Inc. and Riverside Renewable Energy Investments, LLC (Incorporated by reference to Exhibit 10.3 to Real Goods Solar’s Current Report on Form 8-K filed December 21, 2011 (Commission File No. 001-34044)).

Exhibit No.	Description

10.6	Shareholders Agreement, dated as of December 19, 2011, between Real Goods Solar, Inc. and Riverside Renewable Energy Investments, LLC (Incorporated by reference to Exhibit 10.4 to Real Goods Solar’s Current Report on Form 8-K filed December 21, 2011 (Commission File No. 001-34044)).

10.7	Security Agreement, dated as of December 19, 2011, between Real Goods Solar, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Current Report on Form 8-K filed December 21, 2011 (Commission File No. 001-34044)).

10.8	First Amendment to Tax Sharing Agreement, dated as of December 19, 2011, between Real Goods Solar, Inc. and Gaiam, Inc. (Incorporated by reference to Exhibit 10.17 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.9	Form of Promissory Note issued to Gaiam, Inc. on December 30, 2011 and to Riverside Renewable Energy Investments, LLC on May 4, 2012 and June 20, 2012 (Incorporated by reference to the fourth attachment to the Shareholders Agreement filed as Exhibit 10.6 to this Form 10-K).

10.10*	Confidential Separation Agreement and Release of Claims, dated as of March 31, 2012, by and between Real Goods Solar, Inc. and Erik Zech (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Quarterly Report on Form 10-Q filed May 14, 2012 (Commission File No. 001-34044)).

10.11*	Consulting Agreement, dated as of March 31, 2012, by and between Real Goods Solar, Inc. and Erik Zech (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Quarterly Report on Form 10-Q filed May 14, 2012 (Commission File No. 001-34044)).

10.12	First Loan Modification Agreement, dated as of August 28, 2012, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Earth Friendly Energy Group Holdings, LLC, Alteris Renewables, Inc., Earth Friendly Energy Group, LLC, Solar Works, LLC, Alteris RPS, LLC, Alteris ISI, LLC and Silicon Valley Bank (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed August 29, 2012 (Commission File No. 001-34044)).

10.13	Loan Commitment, dated as of November 13, 2012, among Real Goods Solar, Inc., Riverside Renewable Energy Investments, LLC and Gaiam, Inc. (Incorporated by reference to Exhibit 10.13 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.14	Second Loan Modification and Reinstatement Agreement, dated as of November 13, 2012, among Silicon Valley Bank, Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Earth Friendly Energy Group Holdings, LLC, Alteris Renewables, Inc., Earth Friendly Energy Group, LLC, Solar Works, LLC, Alteris RPS, LLC, and Alteris ISI, LLC (Incorporated by reference to Exhibit 10.14 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.15	Form of Promissory Note issued to Gaiam, Inc. on December 11, 2012 and to Riverside Renewable Energy Investment LLC on December 13, 2013 pursuant to the Loan Commitment, dated as of November 13, 2012 (Incorporated by reference to Exhibit 10.15 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.16*	Restated Employment Letter, dated as of December 21, 2012, between Kamyar Mofid and Real Goods Solar, Inc. (Incorporated by reference to Exhibit 10.16 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.17	Form of Amended and Restated Promissory Note in the principal amount of $1.7 million issued to Gaiam, Inc. on March 27, 2013 (Incorporated by reference to Exhibit 10.18 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.18	Form of Amended and Restated Promissory Note issued to Riverside Fund III L.P. on March 27, 2013 in the principal amounts of $3 million and $150 thousand, respectively (Incorporated by reference to Exhibit 10.19 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.19	Third Loan Modification Agreement, dated as of March 27, 2013, among Silicon Valley Bank, Real Goods Energy Tech, Inc., Real Goods Trading Corporation, and Alteris Renewables, Inc. (Incorporated by reference to Exhibit 10.20 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.20	Form of Amended and Restated Promissory Note issued to Gaiam, Inc. and Riverside Renewable Energy Investment LLC on March 27, 2013 pursuant to the Loan Commitment, dated as of November 13, 2012 (Incorporated by reference to Exhibit 10.23 to Real Goods Solar’s Annual Report on Form 10-K filed April 1, 2013 (Commission File No. 001-34044)).

10.21*	Employment Letter, dated as of January 30, 2013, between Anthony DiPaolo and Real Goods Solar, Inc. (Incorporated by reference to Exhibit 10.7 to Real Goods Solar’s Quarterly Report on Form 10-Q filed May 15, 2013 (Commission File No. 001-34044)).

Exhibit No.	Description

10.22	Employment Letter, dated May 10, 2013, between John Schaeffer and Real Goods Solar, Inc. (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 13, 2013 (Commission File No. 001-34044)).

10.23	Securities Purchase Agreement, dated May 24, 2013, among Real Goods Solar, Inc. and the investors thereunder (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed May 24, 2013 (Commission File No. 001-34044)).

10.24	Form of Second Amended and Restated Promissory Note issued to Riverside Fund III, L.P. on May 21, 2013 in the principal amounts of $3.0 million and $150,000, respectively (Incorporated by reference to Exhibit 10.3 to Real Goods Solar’s Current Report on Form 8-K filed May 24, 2013 (Commission File No. 001-34044)).

10.25	Registration Rights Agreement, dated June 3, 2013, among Real Goods Solar, Inc. and the investors under the Securities Purchase Agreement, dated May 24, 2013, among Real Goods Solar, Inc. and such investors (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed June 3, 2013 (Commission File No. 001-34044)).

10.26	Pre-Voting Agreement, dated August 8, 2013, among Mercury Energy, Inc., Real Goods Solar, Inc., Timothy Greener, Peter Kaufmann and Richard D. White (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed August 9, 2013 (Commission File No. 001-34044)).

10.27	Joinder and Fourth Loan Modification Agreement, dated September 26, 2013, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed September 27, 2013 (Commission File No. 001-34044)).

10.28	Intellectual Property Security Agreement, dated September 26, 2013, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc., Real Goods Solar, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Current Report on Form 8-K filed September 27, 2013 (Commission File No. 001-34044)).

10.29	Fifth Loan Modification Agreement, dated as of November 5, 2013, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc., and Silicon Valley Bank (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed November 5, 2013 (Commission File No. 001-34044)).

10.30	Agreement, dated November 5, 2013, among Gaiam, Inc., Riverside Renewable Energy Investments, LLC and Real Goods Solar, Inc. (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Current Report on Form 8-K filed November 5, 2013 (Commission File No. 001-34044)).

10.31	Waiver Agreement, dated March 25, 2014, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Quarterly Report on Form 10-Q filed May 15, 2014 (Commission File No. 001-34044)).

10.32	Securities Purchase Agreement, dated July 2, 2014, among Real Goods Solar, Inc. and the investors thereunder (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Current Report on Form 8-K filed July 3, 2014 (Commission File No. 001-34044)).

10.33	Form of Registration Rights Agreement, dated July 9, 2014, entered into among Real Goods Solar, Inc. and the investors under the Securities Purchase Agreement, dated July 2, 2014, among Real Goods Solar, Inc. and such investors (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Current Report on Form 8-K filed July 3, 2014 (Commission File No. 001-34044)).

10.34	Settlement and Release Agreement, dated May 12, 2014, by and among Real Goods Solar, Inc., Real Goods Syndicated, Inc., Syndicated Solar, Inc. (Delaware), Syndicated Solar, In. (California) and Justin Pentelute (Incorporated by reference to Exhibit 10.1 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

10.35	Joinder and Sixth Loan Modification Agreement, dated June 6, 2014, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc., Mercury Energy, Inc., Real Goods Solar, Inc. - Mercury Solar, Elemental Energy, LLC, Sunetric Management LLC and Silicon Valley Bank (Incorporated by reference to Exhibit 10.2 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

10.36	Intellectual Property Security Agreement, dated June 6, 2014, among Mercury Energy, Inc., Real Goods Solar, Inc. - Mercury Solar, Elemental Energy, LLC, Sunetric Management LLC and Silicon Valley Bank (Incorporated by reference to Exhibit 10.3 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

Exhibit No.	Description

10.37	Second Amended and Restated Unconditional Guaranty, dated June 6, 2014, between Real Goods Solar, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.4 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

10.38	Second Amended and Restated Security Agreement, dated June 6, 2014, between Real Goods Solar, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.5 to Real Goods Solar’s Quarterly Report on Form 10-Q filed August 19, 2014 (Commission File No. 001-34044)).

10.39	Confidential Separation Agreement and Release, dated August 18, 2014, between Real Goods Solar, Inc. and Kamyar Mofid (Incorporated by reference to Exhibit 10.3 to Real Goods Solar’s Quarterly Report on Form 10-Q filed November 19, 2014 (Commission File No. 001-34044)).

10.40	Form of Third Amended and Restated Promissory Note issued to Riverside Fund III, L.P. on August 18, 2014 in the principal amounts of $3.0 million and $150,000, respectively (Incorporated by reference to Exhibit 10.4 to Real Goods Solar’s Quarterly Report on Form 10-Q filed November 19, 2014 (Commission File No. 001-34044)).

10.41	Waiver Agreement, dated August 19, 2014, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc., Mercury Energy, Inc., Real Goods Solar, Inc. – Mercury Solar, Elemental Energy, LLC, Sunetric Management, LLC and Silicon Valley Bank (Incorporated by reference to Exhibit 10.5 to Real Goods Solar’s Quarterly Report on Form 10-Q filed November 19, 2014 (Commission File No. 001-34044)).

10.42	Seventh Loan Modification Agreement, dated November 19, 2014, among Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., Real Goods Syndicated, Inc., Mercury Energy, Inc., Real Goods Solar, Inc. - Mercury Solar, Elemental Energy, LLC, Sunetric Management LLC and Silicon Valley Bank (filed herewith).

21.1	Subsidiaries of the Registrant (filed herewith)

23.1	Consent of EKS&H LLLP (filed herewith)

31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith)

31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith)

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Indicates management contract or compensatory plan or arrangement.
+	This exhibit excludes schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request by the Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Real Goods Solar, Inc.

/s/ Dennis Lacey
By: Dennis Lacey
Chief Executive Officer (Principal Executive Officer and acting Principal Financial Officer)

March 31, 2015

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David L. Belluck	Chairman of the Board	March 31, 2015
David L. Belluck

/s/ Dennis Lacey	Chief Executive Officer and Director	March 31, 2015
Dennis Lacey	(Principal Executive Officer and acting Principal Financial Officer)

/s/ Pavel Bouska	Director	March 31, 2015
Pavel Bouska

/s/ Ian Bowles	Director	March 31, 2015
Ian Bowles

/s/ Alan Fine	Treasurer and Principal Accounting	March 31, 2015
Alan Fine	Officer

/s/ Steven B. Kaufman	Director	March 31, 2015
Steven B. Kaufman

/s/ John Schaeffer	Director	March 31, 2015
John Schaeffer

/s/ Robert L. Scott	Director	March 31, 2015
Robert L. Scott

Exhibit 2.5

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (the “Agreement”) is made as of December 3, 2014 (the “Effective Date”) by and among Real Goods Solar, Inc., a Colorado corporation, Real Goods Energy Tech, Inc., a Colorado corporation, and Real Goods Trading Corporation (“RGTC”), a California corporation (collectively, “Seller”), on the one hand, and John Schaeffer and Nancy Hensley, as Trustees of the John Schaeffer and Nancy Hensley Living Trust (the “Trust”) and RGTC, Inc., a California corporation (the “Asset Purchaser” and collectively with the Trust, the “Buyer”), on the other hand, (Buyer and Seller are sometimes referred to herein individually as a “Party” and collectively as the “Parties”):

RECITALS

A. Buyer desires to acquire Seller’s real property and related facilities, inventory, retail, distribution and e-commerce business located in Hopland, California (collectively, the “Business”).

B. Seller desires to sell to Buyer substantially all of the Assets and Assumed Liabilities (each as defined below) of Seller currently used in connection with the operation of the Business for consideration as set forth herein.

C. Certain capitalized terms used but not otherwise defined herein shall have the meanings given to them in Section 9.1 hereof.

NOW, THEREFORE, Buyer and Seller hereby agree as follows:

ARTICLE 1

TRANSFER OF ASSETS

1.1 Agreement to Sell. Upon the terms and subject to all of the conditions contained herein, Seller hereby agrees to sell, assign, transfer and deliver to Buyer on the Closing Date (as defined in Article 3 hereof), and Buyer hereby agrees to purchase from Seller on the Closing Date, the Assets (as defined in Section 1.2).

1.2 Description of Assets. For purposes of this Agreement, the term “Assets” shall mean the following assets, properties, and business of Seller, in each case to the extent used exclusively in, or primarily pertaining to, the conduct of the Business:

1.2.1 That certain parcel of land having a street address of 13771 S. Highway 101, Hopland CA, and being more specifically described on Schedule 1.2.1 attached hereto, and all easements, rights of way, privileges, servitudes, appurtenances, other rights and benefits (including but not limited to water rights), and adjoining or abutting alleys, strips or gores thereto (collectively, the “Land”);

1.2.2 All infrastructure improvements, buildings, structures, other improvements, and attached fixtures located on the Land, and all rights thereto (collectively, the “Improvements,” which together with the Land are referred to herein as the “Property”);

1.2.3 To the extent assignable, all of Seller’s right, title and interest in and to all permits, entitlements, plans and specifications for the Improvements, and all warranties and guaranties issued in connection with the Improvements which remain in effect as of and after Closing;

1.2.4 The tangible personal property, vehicles, tools, equipment, machinery, data processing hardware and software and documentation and media, furniture, furnishings, appliances, and other tangible personal property to the extent used exclusively in, or primarily pertaining to, the conduct of the Business and located at the Property or in the Warehouse, including the assets listed on Schedule 1.2.4;

1.2.5 all of Seller’s right, title, and interest in each Contract relating to the Business listed on Schedule 1.2.5 hereto, including, without limitation, software licenses and the lease agreement for the Ukiah Warehouse (the “Warehouse”) (collectively, the “Assigned Contracts”);

1.2.6 All inventory located at the Property or the Warehouse (collectively, the “Inventory”);

1.2.7 Seller’s books, records and files to the extent used exclusively in, or primarily pertaining to, the conduct of the Business, including, without limitation, financial and accounting records, database, files and lists of customers, vendors and pricing, sales and promotional literature, and manuals;

1.2.8 Subject to the terms of the Co-Existence Agreement, the trademarks “Real Goods,” “Real Goods Trading” and “Real Goods Trading Corporation”, and all goodwill associated therewith, all copyrights to the book “Solar Living Source Book,” and all graphic images relating exclusively to the Business, the Assets, the Property or Solar Living Center;

1.2.9 All accounts receivable of the Business and RGTC.

1.3 Excluded Assets. Notwithstanding the foregoing, the Assets shall not include the following assets (collectively, the “Excluded Assets”):

1.3.1 All deposit accounts and cash and cash equivalents related to the Business or held in the bank accounts of RGTC, which cash shall be distributed to Seller on or prior to the Closing Date;

1.3.2 Except as explicitly set forth in Section 1.2.8, all intangible assets of Seller and all Intellectual Property of Seller, including, without limitation:

(a) all interests in and to any and all trademarks and trade names used or owned by Seller (except “Real Goods Trading Corporation,” “Real Goods Trading” and “Real Goods”), whether registered or unregistered, including the name “Real Goods Solar” any and all similar names, and all goodwill associated with each of such marks or names;

(b) all registered domain names owned by Seller, including “realgoodssolar.com” and, subject to Section 7.6, “realgoods.com”;

1.4 No Assumption of Liabilities and Obligations. Buyer shall not assume any liabilities of Seller with respect to or in connection with the Business and the Assets, except expressly set forth below (collectively, the “Assumed Liabilities”):

1.4.1 all accounts payable of Seller to third parties in connection with the Business that remain unpaid as of the Closing Date, including outstanding gift certificates (which gift certificates shall be the subject of the credit against the Purchase Price as described in Section 7.3 below and shown on Schedule 7.3.);

1.4.2 all liabilities relating to the Land and the Property;

1.4.3 all obligations under the Assigned Contracts and any assigned licenses and permits;

1.4.4 all liabilities of the business which are reflected on the balance sheet attached hereto as Schedule 1.4; and

1.4.5 all liabilities with respect to the Assets arising following the Closing Date.

1.5 Name Change. Seller agrees that, within thirty (30) days of the Effective Date, RGTC shall either: (i) amend its Articles of Incorporation (which Amendment shall promptly be filed with the California Secretary of State, and a copy of the filed Amendment delivered to Buyer) and take all other actions reasonably necessary or appropriate to effect such name change, or (ii) file a Notice of Election to Dissolve and Notice of Dissolution regarding RGTC with the California Secretary of State (and deliver filed copies of such Notices to Buyer) and take all actions reasonably necessary or appropriate to effect the dissolution of RGTC.

ARTICLE 2

PURCHASE PRICE

2.1 Purchase Price. As full consideration for the sale, assignment, transfer and delivery of the Assets by Seller to Buyer, and upon the terms and subject to all of the conditions contained herein (and the performance by each of the parties hereto of their respective obligations hereunder), Buyer agrees to pay to Seller an aggregate of One Million Dollars ($1,000.000.00), less credits and adjustments as set forth in Section 7.3 below (the “Purchase Price”).

2.2 Payment of Purchase Price. On or prior to the Closing Date, Buyer shall have delivered to Fidelity National Title Insurance Company, 1309 College Avenue, Santa Rosa, California Attn: Courtney Triola (the “Title Company”), by federal wire transfer of immediately available funds, an amount equal to the Purchase Price minus the Deposit, plus or minus the prorations, credits and other adjustments as provided in this Agreement (the “Closing Payment”). The Title Company shall act as the Escrow Holder for the transfer of the Property.

2.3 Allocation of Purchase Price. Buyer and Seller agree to discuss each of their proposed allocations of the Purchase Price among the Assets and shall use commercially reasonable efforts to agree on an allocation acceptable to the Parties within forty-five (45) days of the Closing Date; provided, however, if no such agreement can be reached, the Parties may allocate the Purchase Price for tax purposes as each Party sees fit in its sole discretion.

2.4 Transfer Taxes. Buyer and Seller shall equally share and pay when due the entire amount of any and all transfer, sales or use taxes imposed or levied by reason of the sale of the Assets to Buyer. Buyer and Seller shall cooperate with each other to the extent reasonably requested and legally permitted to minimize any such sales or use taxes.

ARTICLE 3

CLOSING

3.1 Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on or before December 5, 2014, provided that all of the conditions of Closing set forth in Article 6 are either satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or such other time or place as may be mutually agreed to by all parties hereto (the “Closing Date”).

3.2 Instructions to Title Company. Seller and Buyer shall also execute and deliver to the Title Company, prior to the Closing Date, such further escrow instructions as the Title Company reasonably may require in connection with the Closing, as long as such instructions are consistent with the provisions of this Agreement. In the event of any conflict between the terms and conditions of this Agreement and the provisions of any such escrow instructions prepared by Seller, Buyer, or the Title Company, the terms and conditions of this Agreement shall control.

3.3 Documents Delivered by Seller at Closing. At the Closing, Seller shall put Buyer in full possession and enjoyment of the Assets, and prior to the Closing, shall deliver to Buyer (or to the Title Company as set forth in Subsection (b) below) the following documents duly executed and acknowledged where appropriate and otherwise in a form satisfactory to Buyer:

(a) a Bill of Sale, Assignment of Intangibles, and Assumption Agreement substantially in the form attached hereto as Exhibit A;

(b) a Grant Deed, in the form attached hereto as Exhibit B (the “Deed”), conveying the Property to the Trust as provided in this Agreement;

(c) a Co-Existence Agreement, substantially in the form attached hereto as Exhibit C (the “Co-Existence Agreement”);

(d) all Exhibits and Schedules required to be delivered by Seller pursuant to this Agreement;

(e) an “Owner’s affidavit,” in a form reasonably acceptable to Buyer and the Title Company;

(f) a settlement statement (the “Settlement Statement”), prepared by the Title Company, including all information needed to compute the prorations described herein, certified by Seller to be accurate as of Closing; and

(g) any required city, county, state income, recordation, or conveyance tax reporting documentation.

(h) any other documents required by the Title Company or are reasonably necessary to transfer the Property in accordance with the terms of this Agreement.

(i) any other documents or items that are reasonably necessary to transfer the remaining Assets.

3.4 Documents Delivered by Buyer at Closing. At the Closing, Buyer shall deliver the Purchase Price (as adjusted pursuant to this Agreement) to the Title Company and shall deliver to Seller the following duly executed documents:

(a) a Bill of Sale, Assignment of Intangibles and Assumption Agreement in substantially the form of Exhibit A attached hereto;

(b) a certificate of Buyer, dated as of the Closing Date, certifying that the representations and warranties of Buyer set forth herein are true and correct in all respects and that all obligations of Buyer set forth herein have been performed and complied with; and

(c) any other documents required by the Title Company or are reasonably necessary to transfer the Property in accordance with the terms of this Agreement.

(d) any other documents or items that are reasonably necessary to transfer the remaining Assets.

3.5 Inspections; Access to the Property. During the term of this Agreement, Seller shall permit Buyer and Buyer’s agents and representatives access to the Property for the purpose of conducting such physical and environmental inspections of the Property and a review of certain books and records relating to the Property and the operation of the Business (collectively, the “Inspections”) as Buyer shall deem necessary. Before Buyer enters the Property to perform Inspections, Buyer shall give Seller reasonable advance e-mail notice and, at Seller’s option, a representative of Seller may accompany Buyer and/or Buyer’s representative. Buyer agrees to be solely responsible for the conduct of Buyer’s representatives on and adjacent to the Property and shall assume and pay for all expenses incurred in connection with the Inspections. At all times during the presence of Buyer or Buyer’s representatives on the Property, Buyer agrees that Buyer will not allow, and Buyer’s representatives will not conduct, any physically intrusive testing of, on, or under the Property without first obtaining Seller’s written consent, such consent not to be unreasonably withheld or delayed. Buyer agrees to return the Property to substantially the same condition and cleanliness existing before entry and/or occupation by Buyer’s representatives, including, but not limited to, sealing wells or other similar subsurface intrusions.

Buyer shall use reasonable efforts to minimize interference with Seller’s and any guests’ use or occupancy of the Buildings and to keep confidential the information resulting from the Inspections pursuant to the provisions of Section 11.1 hereof. Buyer shall indemnify, defend and hold harmless Seller and its successors and assigns, partners, managers, members, officers, directors and employees (collectively, “Seller Affiliates”) from any and all third party costs, expenses, claims, losses, liabilities and demands (whether arising out of injury or death to persons or physical damage to the Property or otherwise), mechanics’ and materialmen’s liens and attorneys’ fees, to the extent arising out of or caused by the Inspection activities of Buyer on or about the Property. In addition, Buyer acknowledges and agrees, that Buyer is acquiring the Property subject only to the representations and warranties expressly included herein and that any information acquired by Buyer through the Inspections described in this Section 3.5 shall not result in any obligation or liability of Seller. Buyer’s liability under this Section shall survive the Closing and/or any termination of this Agreement.

3.6 Title and Survey.

3.6.1 Title Policy. Buyer has obtained a title commitment for title insurance (the “Title Commitment”) from the Title Company covering the Property, a copy of which is attached hereto as Exhibit E and made a part hereof. At the Closing and as a condition to Buyer’s obligation to close this transaction, the Title Company shall irrevocably commit to issue to Buyer either a 2006 ALTA Owner’s Policy of Title Insurance, or a 1990 CLTA Owner’s Policy of Title Insurance, as Buyer determines, in an amount determined by Buyer insuring that fee simple title to the Property is vested in Buyer subject only to Permitted Exceptions as set forth in the Title Commitment and with endorsements as required by Buyer or Buyer’s lender, including for environmental liens, CC&R violations, street access, separate tax parcels, contiguity of multiple parcels, location of structures, survey, subdivision map act, damage to existing buildings caused by easements, and limited liability company member changes (collectively, the “Title Policy”).

3.6.2 Title Objections. Buyer acknowledges and agrees that Buyer has approved all title exceptions and exclusions to coverage as described in the Title Commitment or disclosed by any survey of the Property obtained by Buyer.

3.6.3 As-Is Purchase of Property; Release.

(a) Subject to and except for the representations, warranties, covenants and obligations of Seller set forth in this Agreement, as between Seller and Buyer, Buyer will purchase the Property at the Closing in its then existing condition, “as-is” and “with all faults,” provided, however, that Seller shall maintain the Assets in the condition they were in as of the Effective Date through the Closing, normal wear and tear excepted. Except for the express representations, warranties, covenants and obligations of Seller in this Agreement, no person acting on behalf of Seller is authorized to make, and by execution hereof, Buyer acknowledges and agrees that, except as specifically provided in this Agreement, Seller has not made and does not make any representations, warranties, promises, covenants, agreements or guaranties of any kind or character whatsoever, whether express or implied, oral or written, past, present or future, of, as to, concerning or with respect to: (i) the value of the Property; (ii) the income to be derived from the Property; (iii) the suitability of the Property for any and all activities and uses which

Buyer may conduct; (iv) the habitability, merchantability, marketability, profitability or fitness for a particular purpose of the Property; (v) the manner, quality, state of repair or lack of repair of the Property; (vi) the nature, quality or condition of the Property, including the water, soil and geology of the Property; (vii) the compliance of or by the Property or its operation with any Laws; (viii) the presence or absence of Hazardous Materials at, on, under, or adjacent to the Property; (ix) the accuracy or completeness of the Property Documents, except to the extent any error or omission in the Property Documents is due to any intentional misrepresentation or fraud of any Seller Affiliate; (x) the conformity of the improvements to any plans or specifications for the Property, including any plans and specifications that may have been or may be provided to Buyer; (xi) the conformity of the Property to past, current or future applicable zoning or building requirements; (xii) the adequacy or sufficiency of any undershoring or drainage for the Property; (xiii) the fact that all or a portion of the Property may be located on or near an earthquake fault line or located in an Alquist-Priolo special study zone; (xiv) the existence of vested land use, zoning or building entitlements affecting the Property, or (xv) any other matter concerning the Property.

(b) Buyer acknowledges that as of the Closing Date Buyer will have inspected the Property, observed its physical characteristics and existing conditions if and to the extent Buyer deems necessary, and as of the Closing hereby waives any and all objections to or complaints (including actions based on Law to which the Property is or may be subject) regarding physical characteristics and existing conditions, including structural and geologic conditions, subsurface soil and water conditions and Hazardous Materials on, under, adjacent to or otherwise affecting the Property. In so waiving such objections and complaints, Buyer further acknowledges and agrees that Buyer is relying solely on its own investigation of the Property and Seller’s express representations, warranties, covenants and obligations set forth in this Agreement. Subject to and without limiting Seller’s express representations, warranties, covenants and obligations in this Agreement, upon the Closing, Buyer will assume the risk that adverse matters, including adverse physical and environmental conditions, may not have been revealed by Buyer’s inspections and investigations.

(c) Except with respect to (i) the breach of any express representations, warranties, covenants or obligations of Seller in this Agreement or (ii) any misrepresentation or fraud by any Seller Affiliate, effective as of the Closing, Buyer shall be deemed to have waived, relinquished and released the Seller Affiliates from and against any and all claims, demands, causes of action and liabilities that Buyer might have asserted or alleged against the Seller Affiliates at any time by reason of or arising out of any latent or patent defects or physical conditions, violations of any applicable Laws and any and all other acts, omissions, events, circumstances or matters regarding the Property. By initialing below, Buyer hereby waives the provisions of California Civil Code section 1542, in connection with the foregoing matters, which provides that:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

Buyer’s Initials:

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

As a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, Seller hereby makes the following representations and warranties to Buyer:

4.1 Status. Each Seller is duly formed, validly existing and in good standing under the Laws of the State of its organization and has the requisite power and authority to own or lease its properties and to carry on its business as now being conducted. No Seller is required to qualify to do business as a foreign entity in any jurisdiction in which it is not so qualified, except where failure to be so qualified could not reasonably be expected to result in a Material Adverse Effect. There is no pending or threatened proceeding for the dissolution, liquidation, insolvency or rehabilitation of any Seller.

4.2 Authority and Consents. Each Seller has the power, capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. Each Seller has taken all action necessary to authorize the execution and delivery of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby. Each individual executing this Agreement on behalf of each Seller has the requisite competence and authority to execute and deliver this Agreement.

4.3 Enforceability. This Agreement has been duly executed and delivered on behalf of each Seller and constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

4.4 No Violation. The execution and delivery of this Agreement by Seller, the performance by Seller of its obligations hereunder, and the consummation by Seller of the transactions contemplated by this Agreement will not (a) contravene any provision of the organizational documents of Seller, (b) to the actual knowledge of the CEO or Principal Accounting officer of Real Goods Solar, Inc., violate or conflict with any contract, agreement, covenant, promise, Law, writ, injunction, judgment or order of any Governmental Authority or of any arbitration award which is either applicable to, binding upon or enforceable against Seller, or (c) result in or require the creation or imposition of any Lien upon or with respect to any of the properties or assets of Seller.

4.5 No Commissions. Seller has not incurred any obligation for any finder’s, broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated hereby.

4.6 No Encumbrances. None of the Assets (other than the Property and the Land) are encumbered by any Liens other than Permitted Exceptions or any other material claims of interest by third parties, except the UCC-1 Financing Statements filed by Silicon Valley Bank described above.

4.7 No Litigation. There is no pending, or to Seller’s knowledge, threatened action, suit or proceeding, or any order, writ, judgment, award, injunction or decree, against or affecting Seller, which in any manner relates to the Assets.

4.8 No Contamination. To the present and actual knowledge of the Chief Executive Officer and Principal Accounting Officer of Real Goods Solar, Inc., Seller has never received any written notice, evidence or indication which would not have otherwise been made available to John Schaeffer, that Hazardous Materials are present at, on, under or adjacent to the Property.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

As a material inducement to Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby makes the following representations and warranties to Seller:

5.1 Status. Trust is a revocable Trust and Asset Purchaser is a California corporation, in each case, duly formed, validly existing and in good standing under the Laws of the State of California and has the requisite power and authority to own or lease its properties and to carry on its business as presently conducted. There is no pending or threatened proceeding for the dissolution, liquidation, insolvency or rehabilitation of Buyer.

5.2 Power and Authority. Asset Purchaser, and the Trust, through its Trustees, Buyer has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Buyer has taken all action necessary to authorize its execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby.

5.3 Enforceability. This Agreement has been duly executed and delivered by Buyer and constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

5.4 No Violation. The execution and delivery of this Agreement by Buyer, the performance by it of its obligations hereunder and the consummation of the transactions contemplated by this Agreement will not (a) contravene any provision of the Trust instrument of Buyer, (b) violate or conflict with any Law, writ, injunction, judgment, ruling or order of any Governmental Authority or of any arbitration award which is either applicable to, binding upon, or enforceable against Buyer, (c) conflict with, result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right to terminate, amend, modify, abandon or accelerate, any material Contract which is applicable to, binding upon or enforceable against Buyer, (d) result in or require the creation or imposition of any Lien upon or with respect to any of the property or assets of Buyer (except in favor of Buyer’s lender as a consequence of the transactions contemplated by this Agreement), (e) give to any individual or entity a right or claim against Buyer, or (f) require the consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, any court or tribunal or any other Person, except any governmental permits or licenses required to operate the Business.

5.5 Sufficiency of Funds. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

5.6 No Commissions. Buyer has not incurred any obligation for any finder’s, broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated hereby.

ARTICLE 6

CONDITIONS TO CLOSING

6.1 Cooperation. Seller agrees to use commercially reasonable efforts to cooperate with Buyer in the preparation and filing of all forms, applications, notifications, reports and information, if any, required or reasonably deemed advisable pursuant to any Law in connection with the transactions contemplated by this Agreement.

6.2 Conditions to Buyer’s Obligations at the Closing. Buyer’s obligations to consummate the transactions contemplated by this Agreement shall be subject to the following conditions:

(a) Documents and Instruments. Seller shall have delivered to Buyer the documents, certificates, and instruments required by Section 3.3.

(b) Representations and Warranties True. The representations and warranties of Seller in this Agreement shall be true and correct in all respects at and as of the Closing Date with the same force and effect as though made at and as of that time, except (i) for changes specifically permitted by this Agreement and (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date. Seller shall have performed or complied with all of its obligations required by this Agreement to be performed or complied with at or prior to the Closing Date.

(c) No Destruction of Assets. Between the date hereof and the Closing Date: (i) none of the Assets (including the Property) shall have been damaged by fire, flood, casualty, act of God or the public enemy or other cause (a “Casualty”) which damages are not covered by insurance and are in excess of $25,000 (and in the event that such a Casualty occurs, which is less than $25,000, and is covered by insurance, the proceeds of such insurance have been paid over or assigned in writing to Buyer); and (ii) no eminent domain proceedings shall have been commenced against any of the Property.

(d) Title Policy. The Title Company shall be irrevocably committed to issue the Title Policy to Buyer.

(e) SVB Consent. Seller’s senior lender, Silicon Valley Bank, shall have consented to this Agreement and the transactions contemplated hereby, and shall have executed a customary release letter releasing its liens on the Assets and the Property.

6.3 Conditions to Seller’s Obligations at the Closing. Seller’s obligations to consummate the transactions contemplated by this Agreement shall be subject to the following conditions:

(a) Purchase Price. Buyer shall have delivered the Purchase Price to the Title Company as provided in Section 2.2.

(b) Instruments. Buyer shall have delivered the documents, certificates, and instruments and tendered the consideration required by Section 3.4.

(c) Representations and Warranties True. The representations and warranties of Buyer contained in this Agreement shall be true in all respects at the Closing as though made at such time. Buyer shall have performed all obligations and complied with all covenants and conditions required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(d) SVB Consent. Seller’s senior lender, Silicon Valley Bank, shall have consented to this Agreement and the transactions contemplated hereby on terms reasonably acceptable to Seller, and shall have executed a customary release letter releasing its liens on the Assets and the Property.

ARTICLE 7

ADDITIONAL COVENANTS OF BUYER AND SELLER

7.1 Employment Matters. Seller shall terminate the employment of each employee of the Business effective as of the close of business on the day immediately prior to the Closing Date, and shall pay to such employees all amounts owed to them under California Law. Thereafter, Buyer shall extend offers of employment to those employees of the Business (collectively, the “Employees”) as Buyer determines in Buyer’s sole discretion. To the extent that Buyer employs any Employee after the Closing Date, Buyer shall be fully responsible for any and all expenses, costs, liabilities, damages, and claims arising out of or relating to the termination of employment by Seller of such Employee. To the extent that Buyer elects not to extend such an offer of employment to any such Employee or Buyer extends such an offer, and such Employee refuses such offer, Seller shall be fully responsible for any and all expenses, costs, liabilities, damages, and claims arising out of or relating to the termination of employment by Seller of such Employee. Seller’s standard policies with respect to health insurance shall apply with respect to the Employees terminated hereunder.

7.2 Closing Costs.

7.2.1 Buyer’s Costs. Buyer will pay the following costs of closing this transaction:

(a) all premiums, fees and costs associated with the issuance of the Title Policy and any endorsements desired by Buyer and any lender’s title policy issued in connection therewith;

(b) the fees and disbursements of Buyer’s counsel and any other expense(s) incurred by Buyer or its representative(s) in inspecting or evaluating the Property or closing this transaction;

(c) any and all costs and expenses in connection with obtaining financing for the purchase of the Property; and

(d) the cost of any survey obtained by Buyer.

7.2.2 Seller’s Costs. Seller will pay the following costs of closing this transaction:

(a) the fees and disbursements of Seller’s counsel.

7.2.3 Shared Costs. Buyer and Seller shall equally share the following costs for closing this transaction:

(a) any and all City, County or State transfer taxes associated with the recordation of the Deed; and

(b) all of the escrow fees, and recording fees associated with the recordation of the Deed, if any, due in connection with the closing of this transaction.

7.3 Prorations. The prorations and adjustments set forth on Schedule 7.3 shall be made as of the Closing Date. In addition, all till money shall remain on the Property (“Cash on Hand”), provided that the Closing Payment shall be increased on a dollar-for-dollar basis for all Cash on Hand. All debts, obligations, losses, or Contracts of Seller or with respect to the Business existing as of or accruing prior to the Closing Date (except as assumed by Buyer hereunder) shall remain the responsibility of Seller, and all debts, obligations, losses, contracts or other liabilities with respect to the Property and the Business and first arising on or after Closing Date (except as shall be expressly retained by Seller hereunder) shall be the responsibility of Buyer.

7.3.1 Further Adjustments. The provisions of this Section 7.3 may not specify all adjustments properly to be made in a transaction of this nature. Representatives of Seller and Buyer shall perform all of the above adjustments through the Closing Date, and any and all other adjustments not specifically referred to herein which are appropriate and usual. The adjustments herein shall be calculated or paid in an amount based upon a fair and reasonable estimated accounting performed and agreed to by representatives of Seller and Buyer at the Closing. Subsequent final adjustment and payments shall be made in cash or immediately available funds as soon as practicable after the Closing Date and in any event within sixty (60) days after the Closing Date, based upon an agreed accounting performed by representatives of Seller and Buyer.

7.3.2 Taxes. General real estate taxes and special assessments relating to the Property payable during the year in which Closing occurs shall be prorated with respect to the Property as of the Closing Date. If Closing shall occur before the actual taxes and special assessments payable during such year are known, the apportionment of taxes shall be upon the basis of taxes for the Property payable during the immediately preceding year; provided that, if the taxes and special assessments payable during the year in which Closing occurs are thereafter determined to be more or less than the taxes payable during the preceding year (after any appeal of the assessed valuation thereof is concluded), Seller and Buyer promptly shall adjust the proration of such taxes and special assessments, and Seller or Buyer, as the case may be, shall pay to the other any amount required as a result of such adjustment and this covenant shall not merge with the Deed delivered hereunder but shall survive the Closing.

7.3.3 In General. Any other costs or charges of closing this transaction not specifically mentioned in this Agreement shall be paid and adjusted in accordance with local custom or ordinance in the County of Mendocino.

The provisions of this Section 7.3 shall survive Closing.

7.4 Subsequent Sale. In the event Buyer sells the Business or the Property, whether by asset sale, stock sale, change of control, merger or otherwise, either in one transaction or a series of transaction (a “Subsequent Sale”), prior to the eighteen-month anniversary of the Effective Date, Buyer shall (i) promptly notify Seller in writing, and (ii) remit to Seller 50% of the net profits realized by Buyer in such sale (i.e., the amount in excess of $1,000,000 that Buyer receives, less costs of sale, and taking into account invested capital and debt interest incurred from the Effective Date). In the event Buyer sells the Business or the Property, whether by asset sale, stock sale, change of control, merger or otherwise, either in one transaction or a series of transaction, after the eighteen month anniversary of the Effective Date but prior to the thirtieth-month anniversary of the Effective Date, Buyer shall (i) promptly notify Seller in writing, and (ii) remit to Seller 25% of the net profits realized by Buyer in such sale (i.e., the amount in excess of $1,000,000 that Buyer receives, less costs of sale, and taking into account invested capital and debt interest incurred from the Effective Date). Notwithstanding the foregoing, if after the Effective Date Buyer obtains additional sources of cash equity capital resulting in dilution of Buyer’s then-existing equity holders, the obligations of this Section 7.4 shall remain in force provided that such new investor shall not be obligated to remit its applicable portion of the net profits to Buyer. The provisions of this Section 7.4 shall survive Closing. Also notwithstanding the foregoing, if either entity comprising Seller has assigned its rights under this

Section 7.4 without the prior written consent of Buyer other than an assignment in connection with a sale of all or substantially all of the assets of Seller, or if either such entity is the subject of any proceeding in bankruptcy, or regarding insolvency or creditor rights under federal or state law, then the terms of this Section 7.4 requiring the payment of some of the proceeds of a Subsequent Sale to Seller shall be deemed to have been mutually rescinded and shall be of no further force or effect.

7.5 Referrals. For a period of two years following the Effective Date, Buyer and Seller shall in good faith promote each other’s products and services through links between their web sites and other means and methods determined in good faith. Buyer shall, on an exclusive basis, send any leads for solar photovoltaic systems received by the Business, its web-site, or other means to Seller during such two-year period; provided, however, that should Buyer become dissatisfied with the response time or professionalism of Seller in acting upon leads given to Seller by Buyer, Buyer reserves the right to sell or provide leads to other persons and entities. Seller shall make the Business a member of its referral program and pay Buyer its standard fee for each referral (currently $500 for each completed installation). The provisions of this Section 7.5 shall survive Closing.

7.6 Domain Name. Although it is among the Assets, the Parties acknowledge Seller shall not transfer the “realgoods.com” domain name at Closing. By no later than December 15, 2015, Seller shall sell, assign, transfer and deliver to Buyer, without payment of further consideration, the “realgoods.com” domain name. Seller shall deliver notice at least 5 business days prior to such transfer, and Buyer and Seller shall cooperate with respect to such transfer to ensure a smooth transition of the “realgoods.com” domain name. The provisions of this Section 7.6 shall survive Closing.

7.7 IT and Telecommunications Transition. The Parties acknowledge that the Business is currently dependent upon various IT servers and other apparatus in both Buyer’s and Seller’s facilities, and the Buyer and Seller shall cooperate to transition, with a 60 days period, the necessary IT assets of the Business. (Provided, however, the parties acknowledge that the “realgoods.com” domain name will be transferred pursuant to Section 7.6.) Seller agrees direct its Director of Information Technologies to implement the current discussed upgrades to the Business’ systems, and shall spend no more than $5,000 on hardware for such upgrades, and agrees to complete the installation with assistance of Buyer on or before December 15, 2014. Seller will allow Buyer to retain and use its current email addresses on the I.T. exchange server, to ensure a smooth transfer and ensure that all emails intended for Buyer are forwarded to Buyer. Until the domain name, email addresses, IT services and telecommunications are separated, or transferred to Buyer, Seller further agrees to pay for all commercially reasonable costs of providing such services and capabilities to Buyer; provided however that as each service is transitioned to Buyer, Buyer shall assume such cost. The provisions of this Section 7.7 shall survive Closing.

ARTICLE 8

INDEMNIFICATION

8.1 Indemnification.

8.1.1 Seller agrees to and hereby does indemnify, defend, protect and hold Buyer , and Buyer’s respective Trustees, beneficiaries, stockholders, directors, officers, employees, attorneys, agents and Affiliates harmless from and against, and at Buyer’s election in its sole discretion Buyer shall be entitled (without limiting any other remedy available to Buyer) to recover from Seller the aggregate of all expenses, losses, costs, deficiencies, liabilities and damages (including, without limitation, related counsel and paralegal fees and expenses) reasonably incurred or suffered by Buyer arising out of, or resulting from (a) any breach of a representation or warranty made by Seller in or pursuant to this Agreement, (b) any breach of any covenant or agreement made by Seller in or pursuant to this Agreement, or (c) any claim, liability, damage, cost or expense occurring, or arising from facts, actions, failures to act or events occurring prior to the Closing Date relating to the business of Seller other than the Business (collectively, the “Buyer Indemnifiable Damages”).

8.1.2 Buyer agrees to and hereby does indemnify, defend, protect and hold Seller and its partners, officers, employees, attorneys, agents and Affiliates harmless from and against, and at Seller’s election in its sole discretion Seller shall be entitled (without limiting any other remedy available to Seller ) to recover from Buyer the aggregate of all expenses, losses, costs, deficiencies, liabilities and damages (including, without limitation, related counsel and paralegal fees and expenses) reasonably incurred or suffered by Seller arising out of, relating to, or resulting from (a) any breach of a representation or warranty made by Buyer in or pursuant to this Agreement, (b) any breach of any covenant or agreement made by Buyer in or pursuant to this Agreement, (c) any obligation or liability of Buyer relating to the Business or the Assets occurring, or coming into existence after the Closing Date, (d) the Assumed Liabilities, and (e) the use of the Assets or the conduct of the Business by Buyer after the Closing Date, other than a claim related to the Excluded Assets (collectively, the “Seller Indemnifiable Damages” and together with the Buyer Indemnifiable Damages, the “Indemnifiable Damages”).

8.2 Survival of Representations and Warranties. Each of the representations and warranties made by Buyer and Seller in this Agreement or pursuant hereto shall survive for twelve (12) months following the Closing Date (provided, however, that any claim relating to the separation or transfer of domain names, and IT and telecommunication services and capabilities pursuant to Section 7.6 and 7.7 above may be asserted for twelve months following the separation and transfer of such services). No claim for the recovery of Indemnifiable Damages may be asserted by Buyer or Seller after the period has expired; provided, however, that claims for Indemnifiable Damages first asserted within such period shall not thereafter be barred. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement or in any other documents or papers delivered in connection herewith. Each representation, warranty, covenant and agreement of the parties contained in this Agreement is independent of each other representation, warranty, covenant and agreement.

8.3 Limitation of Liability. In no event shall the aggregate liability of Seller for Buyer Indemnifiable Damages under Section 8.1.1(a) and (b) exceed an aggregate of One Hundred Fifty Thousand Dollars ($150,000.00). Notwithstanding anything else contained herein to the contrary, and other than in connection with a claim for fraud or intentional misrepresentation, Buyer shall not be entitled to recover any Buyer Indemnifiable Damages pursuant to this Article 8 until the aggregate amount of all such Buyer Indemnifiable Damages exceeds Twenty Five Thousand Dollars ($25,000.00) (the “Basket”); provided, however that, in the event that the aggregate of all Buyer Indemnifiable Damages exceeds the Basket, Seller’s indemnification obligations will apply to all Buyer Indemnifiable Damages. Further, Seller shall not be liable under this Article 8 for any Buyer Indemnifiable Damages based upon or arising out of any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement if Buyer had knowledge of such inaccuracy or breach prior to the Closing.

8.4 Remedies Cumulative; Waiver. Except for claims for Indemnifiable Damages under this Section 8.1, and except for claims of fraud or intentional misrepresentation, no Party to this Agreement shall have any liability to the other Party or any Affiliates thereof in connection with the breach of the representations and warranties of that Party. The indemnification provisions of Article 8 shall constitute the sole and exclusive remedy of each Party hereto for any Indemnifiable Damages which arise out of, result from, are based upon or relate to (a) the inaccuracy, as of the date of this Agreement or the Closing Date, of any representation or warranty made in this Agreement and (b) after the Closing Date, any failure to perform or fulfill any of their respective covenants or agreements required to be performed on or prior to the Closing under this Agreement (except in the case of either (i) willful failure to perform or fulfill any such covenants or agreements or (ii) failure to disclose any failure to perform or fulfill any such covenants or agreements).

ARTICLE 9

CERTAIN DEFINITIONS

9.1 Defined Terms. As used herein, the following terms shall have the following meanings:

9.1.1 “Affiliate” shall mean, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

9.1.2 “Agreement” is defined in the preamble.

9.1.3 “Assets” shall have the meaning set forth in Section 1.2.

9.1.4 “Assigned Contracts” shall have the meaning set forth in Section 1.2.5.

9.1.5 “Assumed Liabilities” shall have the meaning set forth in Section 1.4.

9.1.6 “Basket” shall have the meaning set forth in Section 8.3.

9.1.7 “Business” is defined in the Recitals.

9.1.8 “Buyer” is defined in the preamble.

9.1.9 “Buyer Indemnifiable Damages” shall have the meaning set forth in Section 8.1.1.

9.1.10 “Cash on Hand” shall have the meaning set forth in Section 7.3.

9.1.11 “Closing Date” shall have the meaning set forth in Section 3.1.

9.1.12 “Closing Payment” shall have the meaning set forth in Section 2.2.

9.1.13 “Closing” shall have the meaning set forth in Section 3.1.

9.1.14 “Contract” means any agreement, contract, lease, note, mortgage, indenture, loan agreement, covenant, employment agreement, license, instrument, purchase and sales order, commitment, undertaking, obligation, whether written or oral, express or implied.

9.1.15 “Deed” shall have the meaning set forth in Section 3.3(b).

9.1.16 “Deposit” shall have the meaning set forth in Section 10.3.

9.1.17 “Effective Date” is defined in the preamble.

9.1.18 “Employees” shall have the meaning set forth in Section 7.1.

9.1.19 “Escrow Holder” shall mean the Title Company.

9.1.20 “Excluded Assets” shall have the meaning set forth in Section 1.3.

9.1.21 “Governmental Authority” means any nation or government, any state, regional, local or other political subdivision thereof, and any entity or official exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

9.1.22 “Hazardous Material” means (a) any material or substance that at the time of Closing is prohibited or regulated by any statute, regulation or other legal requirement or that is now designated by any Governmental Authority to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment, (b) any substance or material that is included within the definitions of “hazardous substances,” “hazardous materials,” “toxic substances,” “pollutant,” “contaminant,” “hazardous waste,” or “solid waste” in any environmental Law; (c) petroleum or petroleum derivatives, including crude oil or any fraction thereof, all forms of natural gas, and petroleum products or by-products or waste; (d) polychlorinated biphenyls (PCB’s); (e) asbestos and asbestos containing materials (whether friable or non-friable); (f) lead and lead based paint or other lead containing materials (whether friable or non-friable); (g) urea formaldehyde; (h) microbiological pollutants; (i) batteries or liquid solvents or similar chemicals; (j) radon gas; and (k) mildew, fungus, mold, bacteria and/or other organic spore material.

9.1.23 “Improvements” shall have the meaning set forth in Section 1.2.2.

9.1.24 “Indemnifiable Damages” shall have the meaning set forth in Section 8.1.2.

9.1.25 “Inspections” shall have the meaning set forth in Section 3.5.

9.1.26 “Intellectual Property” means all intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation; (g) royalties, fees, income, payments and other proceeds now or hereafter due or payable with respect to any and all of the foregoing; and (h) all rights to any actions of any nature available to or being pursued by Seller to the extent related to the foregoing, whether accruing before, on or after the date hereof, including all rights to and claims for damages, restitution and injunctive relief for infringement, dilution, misappropriation, violation, misuse, breach or default, with the right but no obligation to sue for such legal and equitable relief, and to collect, or otherwise recover, any such damages.

9.1.27 “Inventory” shall have the meaning set forth in Section 1.2.6.

9.1.28 “Land” shall have the meaning set forth in Section 1.2.1.

9.1.29 “Law” means any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty.

9.1.30 “Lien” means any mortgage, pledge, security interest, adverse claim, levy, charge or other encumbrance of any kind (including, but not limited to, any conditional sale or other title retention agreement or any lease in the nature thereof, and the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable Law of any jurisdiction in connection with such mortgage, pledge, security interest, adverse claim, levy, charge or other encumbrance).

9.1.31 “Material Adverse Change (or Effect)” means a change (or effect), in the condition (financial or otherwise), properties, assets, liabilities, rights, obligations, operations, business which change (or effect), in the aggregate, is materially adverse to such condition, properties, assets, liabilities, rights, obligations, operations, business or prospects, except for any such change or effect relating to or resulting from (a) the announcement or performance of the transactions contemplated by this Agreement; (b) changes in the industry in which the entity or business operates; (c) changes in general economic conditions or the securities markets generally; (d) the failure, in and of itself, of the Business to meet any financial forecast, projection, estimate, prediction or models, whether internal to the Seller or otherwise (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (e) any natural disaster, act of terrorism, war, national or international calamity; or (f) any action taken by Seller prior to the Closing with Buyer’s written consent or that is required by this Agreement to be taken at or prior to the Closing.

9.1.32 “Party” and “Parties are defined in the preamble.

9.1.33 “Permitted Exceptions” means (i) Liens for Taxes or other governmental charges not yet due and payable, or the amount or validity of which is being contested in good faith; (ii) Liens in respect of property or assets imposed by Law that were incurred in the ordinary course of business, including carriers’, warehousemen’s, materialmen’s and mechanics’ liens and other similar liens; (iii) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar laws or similar legislation or to secure public or statutory obligations; (iv) Liens that will be released and, as appropriate, removed of record, at or prior to Closing in accordance with the terms of this Agreement; (v) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money; and (vii) in addition with respect to the Property, Liens, covenants, conditions, restrictions and title issues set forth in the title commitment.

9.1.34 “Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, estate, trust, unincorporated association, joint venture, Governmental Authority or other entity, of whatever nature.

9.1.35 “Property” shall have the meaning set forth in Section 1.2.2.

9.1.36 “Property Documents” refers to documents provided to Buyer by the Title Company or by Seller.

9.1.37 “Purchase Price” shall have the meaning set forth in Section 2.1.

9.1.38 “RGTC” shall have the meaning set forth in the Preamble.

9.1.39 “Seller” is defined in the preamble.

9.1.40 “Seller Affiliates” shall have the meaning set forth in Section 3.5.

9.1.41 “Seller Indemnifiable Damages” shall have the meaning set forth in Section 8.1.2.

9.1.42 “Settlement Statement” shall have the meaning set forth in Section 3.3(f).

9.1.43 “Tax” means any tax (including any income tax, franchise tax, capital gains tax, estimated tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), that is, has been or may in the future be (a) imposed, assessed or collected by or under the authority of any Governmental Authority, or (b) payable pursuant to any tax-sharing agreement or similar Contract.

9.1.44 “Tax Returns” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information that is, has been or may in the future be filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax.

9.1.45 “Title Commitment” shall have the meaning set forth in Section 3.6.1.

9.1.46 “Title Company” shall have the meaning set forth in Section 2.2.

9.1.47 “Title Policy” shall have the meaning set forth in Section 3.6.1.

9.1.48 “Warehouse” shall have the meaning set forth in Section 1.2.5.

9.2 Other Definitional Provisions.

9.2.1 All terms defined in this Agreement shall have the defined meanings when used in any certificates, reports or other documents made or delivered pursuant hereto or thereto, unless the context otherwise requires.

9.2.2 Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

9.2.3 As used herein, the neuter gender shall also denote the masculine and feminine, and the masculine gender shall also denote the neuter and feminine, where the context so permits.

ARTICLE 10

TERMINATION

10.1 Termination. This Agreement may be terminated at any time:

(a) by mutual written consent of all of the Parties hereto at any time prior to the Closing Date;

(b) by Buyer upon delivery of written notice to Seller in accordance with Section 11.2 of this Agreement in the event of a material breach by Seller of any provisions of this Agreement, including covenants, warranties or representations; provided, however, in the case of the breach by Seller of any covenant or agreement set forth herein, if Buyer proceeds to Closing, any such material breach shall be deemed waived by Buyer (excluding fraud or intentional misrepresentation on the part of Seller);

(c) by Seller upon delivery of written notice to Buyer in accordance with Section 11.2 of this Agreement in the event of a material breach by Buyer of any provision of this Agreement, including covenants, warranties or representations or upon obtaining knowledge that a condition to close set forth in Article 6 cannot/will not be met; or

(d) by Buyer upon delivery of written notice to the other party in accordance with Section 11.2 of this Agreement, if the Closing Date shall not have occurred by December 31, 2014, or by Seller upon delivery of written notice to the other party in accordance with Section 11.2 of this Agreement, if the Closing Date shall not have occurred by December 12, 2014, provided that a breach by the terminating party is not the cause of the failure of the Closing to occur.

10.2 Effect of Termination. Except for the provisions of Section 11.2 and Section 11.4 hereof or as otherwise explicitly noted, which shall survive any termination of this Agreement, in the event of termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and of no further force and effect, and the parties shall be released from any and all obligations hereunder; provided, however, that nothing herein shall relieve any party from liability for the breach of any of its representations, warranties, covenants or agreements set forth in this Agreement in the case of a termination of this Agreement pursuant to Sections 10.1(b) or (c) above.

10.3 Disbursement of Deposit. Seller acknowledges and agrees that Buyer has remitted a deposit of $25,000 (the “Deposit”) to be offset against the Purchase Price pursuant to Section 2.1. In the event of a termination by Seller pursuant to Section 10.1(c) or 10.1(d), the Deposit shall be deemed earned by Seller and shall not be refunded to Buyer. In the event of a termination by the Parties pursuant to Section 10.1(a), or by Buyer pursuant to Section 10.1(b) or 10.1(d), the Deposit shall be refunded to Buyer. Upon such payment, Seller shall have no further obligations under this Agreement, except those which expressly survive such termination.

ARTICLE 11

MISCELLANEOUS

11.1 Confidentiality; Publicity. Except as may be required by Law or as otherwise permitted or expressly contemplated herein, none of the Parties nor their respective Affiliates, employees, agents or representatives shall disclose to any third party (other than their respective consultants, agents, attorneys, lenders and investors), this Agreement, the subject matter or terms hereof or (except with regard to disclosures by Buyer of confidential information of Seller relating to the Assets following the Closing) any confidential information or other proprietary knowledge concerning the business or affairs of any other party which it may have acquired from such party in the course of pursuing the transactions contemplated by this Agreement without the prior consent of the other parties hereto; provided, that any information that is otherwise publicly available, without breach of this provision, or has been obtained from a third party without a breach of such third party’s duties, shall not be deemed confidential information. No press release or other public announcement related to this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other parties hereto.

11.2 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be deemed given if delivered by certified or registered mail (first class postage pre-paid), guaranteed overnight delivery or facsimile transmission if such transmission is confirmed by delivery by certified or registered mail (first class postage pre-paid) or guaranteed overnight delivery, to the following addresses and telecopy numbers (or to such other addresses or telecopy numbers which any party shall designate in writing to the other parties):

(a) if to Seller to:

Real Goods Solar, Inc.

833 W. South Boulder Road

Louisville, CO 80027

Attention: Dennis Lacey, CEO

Email: dennis.lacey@rgsenergy.com

with a copy (which shall not constitute notice) to:

Brownstein Hyatt Farber Schreck, LLP

410 17th Street, Suite 2200

Denver, CO 80202

Attention: Kristin Macdonald

Email: kmacdonald@bhfs.com

(b) if to Buyer to:

John Schaeffer

c/o Real Goods Trading

13771 S. Highway 101

Hopland, CA 95449

with a copy (which shall not constitute notice) to:

Anderson, Zeigler, Disharoon, Gallagher & Gray

50 Old Courthouse Square, 5th Floor

Santa Rosa, CA 95404

Attention: Donald J. Black

Email: don.black@azdgg.com

if to the Title Company, to the address and contact(s) set forth in Section 3.1 hereof.

11.3 Entire Agreement. This Agreement (including the Schedules attached hereto) and other documents delivered at the Closing pursuant hereto, contain the entire understanding of the parties in respect of its subject matter and supersede all prior agreements and understandings (oral or written) between or among the parties with respect to such subject matter. The Schedules constitute a part hereof as though set forth in full herein.

11.4 Expenses. Seller shall pay all legal, accounting, tax, consulting and financial advisory and other fees and expenses incurred by Seller in connection with the transactions contemplated hereby, and Buyer shall pay all legal, accounting, tax, consulting and financial advisory and other fees and expenses incurred, paid, or payable by Buyer in connection with the transactions contemplated hereby.

11.5 Amendment; Waiver. This Agreement may not be modified, amended, supplemented, canceled, or discharged, except by written instrument executed by all parties. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts.

11.6 Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing expressed or implied herein shall be construed to give any other Person any legal or equitable rights hereunder. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned or delegated by Seller without the prior written consent of Buyer. Buyer may assign all or any portion of its rights hereunder, but not its obligations, to one or more of its wholly owned subsidiaries.

11.7 Counterpart Execution and Facsimile or PDF Delivery. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument. Each of the Parties (a) has agreed to permit the use from time to time, where appropriate, of telecopy or emailed pdf signatures in order to expedite the transaction contemplated by this Agreement, (b) intends to be bound by its respective telecopy or emailed pdf signature, (c) is aware that the other will rely on the telecopied or emailed pdf signature, and (d) acknowledges such reliance and waives any defenses to the enforcement of this Agreement and the documents affecting the transaction contemplated by this Agreement based on the fact that a signature was sent by telecopy or emailed pdf only.

11.8 Interpretation. When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference shall be deemed to be to this Agreement unless otherwise indicated. The headings contained herein and on the schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the schedules. Whenever, the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” Time shall be of the essence in this Agreement.

11.9 Governing Law; Interpretation. This Agreement shall be governed by and constructed in accordance with the internal laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

11.10 Arm’s Length Negotiations. Each party herein expressly represents and warrants to all other parties hereto that (a) said party has determined that it is in said party’s best interests to enter into the transactions contemplated herein, and that in doing so said party shall receive fair value in exchange for the consideration given by said party to other parties, (b) before executing this Agreement, said party has fully informed itself of the terms, contents, conditions, and effects of this Agreement; (c) said party has relied solely and completely upon its own judgment in executing this Agreement; (d) said party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement; (e) said party has acted voluntarily and of its own free will in executing this Agreement; (f) said party is not acting under duress, whether economic or physical, in executing this Agreement; and (g) this Agreement is the result of arm’s length negotiations conducted by and among the parties and their respective counsel.

11.11 Severability. If a court of law holds any provision of this Agreement to be illegal, invalid or unenforceable, (a) that provision shall be deemed amended to achieve an economic effect that is as near as possible to that provided by the original provision and (b) the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

In witness whereof, the parties hereto have duly executed this Asset Purchase Agreement as of the date first written above.

SELLER:		BUYER:

Real Goods Energy Tech, Inc.		John Schaeffer and Nancy Hensley, as Trustees of the John Schaeffer and Nancy Hensley Living Trust
By:	/s/ Dennis Lacey
	Dennis Lacey, CEO	By:	/s/ John Schaeffer
John Schaeffer, Trustee

By:	/s/ Alan Fine	By:	/s/ Nancy Hensley
	Alan Fine, Principal Accounting Officer		Nancy Hensley, Trustee

Real Goods Solar, Inc.		RGTC, Inc.

By:	/s/ Dennis Lacey	By:	/s/ John Schaeffer
	Dennis Lacey, CEO		John Schaeffer, President

By:	/s/ Alan Fine
Alan Fine, Principal Accounting Officer

Real Goods Trading Corporation

By:	/s/ Dennis Lacey
Dennis Lacey, CEO

By:	/s/ Alan Fine
Alan Fine, Principal Accounting Officer

[SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT]

LIST OF OMITTED EXHIBITS AND SCHEDULES

The following is a list identifying the contents of exhibits and schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish copies of the omitted schedules and exhibits supplementally to the Securities and Exchange Commission upon request by the Securities and Exchange Commission.

Schedules

Schedule 1.2.1	Legal Description of Land

Schedule 1.2.4	List of Personal Property

Schedule 1.2.5	List of Assigned Contracts

Schedule 1.4.1	List of Liabilities

Schedule 7.3	Prorations

Exhibits

Exhibit A	Bill of Sale, Assignment of Intangibles, and Assumption Agreement

Exhibit B	Grant Deed

Exhibit C	Co-Existence Agreement

Exhibit D	Title Commitment

Exhibit 4.8

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND, EXCEPT AS SET FORTH IN SECTIONS 5.3 AND 5.4 BELOW, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND LAWS OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER, SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER IS EXEMPT FROM SUCH REGISTRATION.

WARRANT TO PURCHASE STOCK

Company: Real Goods Solar, Inc., a Colorado corporation

Number of Shares: 203,704, subject to adjustment

Type/Series of Stock: Class A Common Stock, $0.0001 par value per share

Warrant Price: $0.81 per Share, subject to adjustment

Issue Date: November 19, 2014

Expiration Date: November 19, 2021        See also Section 5.1(b).

Credit Facility:	This Warrant to Purchase Stock (“Warrant”) is issued pursuant to that certain Seventh Loan Modification and Waiver Agreement, of even date herewith, to that certain Loan and Security Agreement dated December 19, 2011, among Silicon Valley Bank, the Company as Secured Guarantor and the subsidiaries of the Company named therein, as amended (collectively, and as may be further amended and/or modified and in effect from time to time, the “Loan Agreement”).

THIS WARRANT CERTIFIES THAT, for good and valuable consideration, SILICON VALLEY BANK (together with any successor or permitted assignee or transferee of this Warrant or of any shares issued upon exercise hereof, “Holder”) is entitled to purchase the number of fully paid and non-assessable shares (the “Shares”) of the above-stated Type/Series of Stock (the “Class”) of the above-named company (the “Company”) at the above-stated Warrant Price, all as set forth above and as adjusted pursuant to Section 2 of this Warrant, subject to the provisions and upon the terms and conditions set forth in this Warrant. Reference is made to Section 5.4 of this Warrant whereby Silicon Valley Bank shall transfer this Warrant to its parent company, SVB Financial Group.

SECTION 1. EXERCISE.

1.1 Method of Exercise. Holder may at any time and from time to time exercise this Warrant, in whole or in part, by delivering to the Company the original of this Warrant together with a duly executed Notice of Exercise in substantially the form attached hereto as Appendix 1 and, unless Holder is exercising this Warrant pursuant to a cashless exercise set forth in Section 1.2, a check, wire transfer of same-day funds (to an account designated by the Company), or other form of payment acceptable to the Company for the aggregate Warrant Price for the Shares being purchased.

1.2 Cashless Exercise. On any exercise of this Warrant, in lieu of payment of the aggregate Warrant Price in the manner as specified in Section 1.1 above, but otherwise in accordance with the requirements of Section 1.1, Holder may elect to receive Shares equal to the value of this Warrant, or portion hereof as to which this Warrant is being exercised. Thereupon, the Company shall issue to the Holder such number of fully paid and non-assessable Shares as are computed using the following formula:

X = Y(A-B)/A

where:

X =	the number of Shares to be issued to the Holder;

Y =	the number of Shares with respect to which this Warrant is being exercised (inclusive of the Shares surrendered to the Company in payment of the aggregate Warrant Price);

A =	the Fair Market Value (as determined pursuant to Section 1.3 below) of one Share; and

B =	the Warrant Price.

1.3 Fair Market Value. If shares of the Class are then traded or quoted on a nationally recognized securities exchange, inter-dealer quotation system or over-the-counter market (a “Trading Market”), the fair market value of a Share shall be the closing price or last sale price of a share of the Class reported for the Business Day immediately before the date on which Holder delivers this Warrant together with its Notice of Exercise to the Company. If shares of the Class are not then traded in a Trading Market, the Board of Directors of the Company shall determine the fair market value of a Share in its reasonable good faith judgment.

1.4 Delivery of Certificate and New Warrant. Within a reasonable time after Holder exercises this Warrant in the manner set forth in Section 1.1 or 1.2 above, the Company shall deliver to Holder a certificate representing the Shares issued to Holder upon such exercise and, if this Warrant has not been fully exercised and has not expired, a new warrant of like tenor representing the Shares not so acquired.

1.5 Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form, substance and amount to the Company or, in the case of mutilation, on surrender of this Warrant to the Company for cancellation, the Company shall, within a reasonable time, execute and deliver to Holder, in lieu of this Warrant, a new warrant of like tenor and amount.

1.6 Treatment of Warrant Upon Acquisition of Company.

(a) Acquisition. For the purpose of this Warrant, “Acquisition” means any transaction or series of related transactions involving: (i) the sale, lease, exclusive license, or other disposition of all or substantially all of the assets of the Company (ii) any merger or consolidation of the Company into or with another person or entity (other than a merger or consolidation effected exclusively to change the Company’s domicile), or any other corporate reorganization, in which the stockholders of the Company in their capacity as such immediately prior to such merger, consolidation or reorganization, own less than a majority of the Company’s (or the surviving or successor entity’s) outstanding voting power immediately after such merger, consolidation or reorganization (or, if such Company stockholders beneficially own a majority of the outstanding voting power of the surviving or successor entity as of immediately after such merger, consolidation or reorganization, such surviving or successor entity is not the Company); or (iii) any sale or other transfer by the stockholders of the Company of shares representing at least a majority of the Company’s then-total outstanding combined voting power.

2

(b) Treatment of Warrant at Acquisition. In the event of an Acquisition in which the consideration to be received by the Company’s stockholders consists solely of cash, solely of Marketable Securities or a combination of cash and Marketable Securities (a “Cash/Public Acquisition”), either (i) Holder shall exercise this Warrant pursuant to Section 1.1 and/or 1.2 and such exercise will be deemed effective immediately prior to and contingent upon the consummation of such Acquisition or (ii) if Holder elects not to exercise the Warrant, this Warrant will expire immediately prior to the consummation of such Acquisition.

(c) The Company shall provide Holder with written notice of its request relating to the Cash/Public Acquisition (together with such reasonable information as Holder may reasonably require regarding the treatment of this Warrant in connection with such contemplated Cash/Public Acquisition giving rise to such notice), which is to be delivered to Holder not less than seven (7) Business Days prior to the closing of the proposed Cash/Public Acquisition. In the event the Company does not provide such notice, then if, immediately prior to the Cash/Public Acquisition, the fair market value of one Share (or other security issuable upon the exercise hereof) as determined in accordance with Section 1.3 above would be greater than the Warrant Price in effect on such date, then this Warrant shall automatically be deemed on and as of such date to be exercised pursuant to Section 1.2 above as to all Shares (or such other securities) for which it shall not previously have been exercised, and the Company shall promptly notify the Holder of the number of Shares (or such other securities) issued upon such exercise to the Holder and Holder shall be deemed to have restated each of the representations and warranties in Section 4 of the Warrant as the date thereof.

(d) Upon the closing of any Acquisition other than a Cash/Public Acquisition, the acquiring, surviving or successor entity shall assume the obligations of this Warrant, and this Warrant shall thereafter be exercisable for the same securities and/or other property as would have been paid for the Shares issuable upon exercise of the unexercised portion of this Warrant as if such Shares were outstanding on and as of the closing of such Acquisition, subject to further adjustment from time to time in accordance with the provisions of this Warrant.

(e) As used in this Warrant, “Marketable Securities” means securities meeting all of the following requirements: (i) the issuer thereof is then subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is then current in its filing of all required reports and other information under the Act and the Exchange Act; (ii) the class and series of shares or other security of the issuer that would be received by Holder in connection with the Acquisition were Holder to exercise this Warrant on or prior to the closing thereof is then traded in Trading Market, and (iii) following the closing of such Acquisition, Holder would not be restricted from publicly re-selling all of the issuer’s shares and/or other securities that would be received by Holder in such Acquisition were Holder to exercise or convert this Warrant in full on or prior to the closing of such Acquisition, except to the extent that any such restriction (x) arises solely under federal or state securities laws, rules or regulations, and (y) does not extend beyond six (6) months from the closing of such Acquisition.

SECTION 2. ADJUSTMENTS TO THE SHARES AND WARRANT PRICE.

2.1 Stock Dividends, Splits, Etc. If the Company declares or pays a dividend or distribution on the outstanding shares of the Class payable in additional shares of the Class or other

3

securities or property (other than cash), then upon exercise of this Warrant, for each Share acquired, Holder shall receive, without additional cost to Holder, the total number and kind of securities and property which Holder would have received had Holder owned the Shares of record as of the date the dividend or distribution occurred. If the Company subdivides the outstanding shares of the Class by reclassification or otherwise into a greater number of shares, the number of Shares purchasable hereunder shall be proportionately increased and the Warrant Price shall be proportionately decreased. If the outstanding shares of the Class are combined or consolidated, by reclassification or otherwise, into a lesser number of shares, the Warrant Price shall be proportionately increased and the number of Shares shall be proportionately decreased.

2.2 Reclassification, Exchange, Combinations or Substitution. Upon any event whereby all of the outstanding shares of the Class are reclassified, exchanged, combined, substituted, or replaced for, into, with or by Company securities of a different class and/or series, then from and after the consummation of such event, this Warrant will be exercisable for the number, class and series of Company securities that Holder would have received had the Shares been outstanding on and as of the consummation of such event, and subject to further adjustment thereafter from time to time in accordance with the provisions of this Warrant. The provisions of this Section 2.2 shall similarly apply to successive reclassifications, exchanges, combinations substitutions, replacements or other similar events.

2.3 No Fractional Share. No fractional Share shall be issuable upon exercise of this Warrant and the number of Shares to be issued shall be rounded down to the nearest whole Share. If a fractional Share interest arises upon any exercise of the Warrant, the Company shall eliminate such fractional Share interest by paying Holder in cash the amount computed by multiplying the fractional interest by (i) the fair market value (as determined in accordance with Section 1.3 above) of a full Share, less (ii) the then-effective Warrant Price.

2.4 Notice/Certificate as to Adjustments. Upon each adjustment of the Warrant Price, Class and/or number of Shares, the Company, at the Company’s expense, shall notify Holder in writing within a reasonable time setting forth the adjustments to the Warrant Price, Class and/or number of Shares and facts upon which such adjustment is based. The Company shall, upon written request from Holder, furnish Holder with a certificate of its Chief Financial Officer, including computations of such adjustment and the Warrant Price, Class and number of Shares in effect upon the date of such adjustment.

2.5 Special Adjustment for Private Financing. In the event that, on or before the first anniversary of Issue Date hereof, the Company consummates a sale and issuance for cash of shares of the Class or of any other class or series of its capital stock to one or more investor purchasers in a transaction not registered under the Act (excluding: (i) sales and issuances to employees, officers, directors and consultants of the Company or any affiliate thereof pursuant to a stock grant to such persons or the exercise by such persons of stock purchase options, which grants or options were granted under an equity incentive plan approved by the Company’s Board of Directors, and (ii) issuances by the Company as payment of the purchase or acquisition price in a merger or acquisition involving the Company) at an effective price per share (the “Financing Price”) less than the Warrant Price in effect on and as of the date of such consummation, the Warrant Price shall automatically be adjusted to equal the Financing Price, subject to further adjustment thereafter from time to time in accordance with the provisions of this Warrant.

4

2.6 Exchange Cap. Notwithstanding anything herein to the contrary, the Company shall not issue any Shares upon the exercise of this Warrant if the issuance of such Shares would exceed the aggregate number of shares of the Class which the Company may issue upon exercise of this Warrant without breaching the Company’s obligations under Nasdaq Listing Rule 5635(d) (the number of Shares which may be issued without violating such Rule, the “Exchange Cap”), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its shareholders as required by such Rule for issuances of Shares in excess of the Exchange Cap, or (B) obtains a written opinion from outside counsel to the Company that such shareholder approval is not required, which opinion shall be reasonably satisfactory to Holder.

SECTION 3. REPRESENTATIONS AND COVENANTS OF THE COMPANY.

3.1 Representations and Covenants. The Company represents and warrants to, and agrees with, the Holder as follows:

(a) All Shares which may be issued upon the exercise of this Warrant shall, upon issuance, be duly authorized, validly issued, fully paid and non-assessable, and free of any liens and encumbrances except for restrictions on transfer provided for herein or under applicable federal and state securities laws.

(b) The Company covenants that it shall at all times cause to be reserved and kept available out of its authorized and unissued capital stock such number of shares of the Class and other securities as will be sufficient to permit the exercise in full of this Warrant.

3.2 Notice of Certain Events. If the Company proposes at any time to:

(a) declare any dividend or distribution upon the outstanding shares of the Class, whether in cash, property, stock, or other securities and whether or not a regular cash dividend;

(b) offer for subscription or sale pro rata to the holders of the outstanding shares of the Class any additional shares of any class or series of the Company’s stock (other than pursuant to contractual pre-emptive rights);

(c) effect any reclassification, exchange, combination, substitution, reorganization or recapitalization of the outstanding shares of the Class; or

(d) effect an Acquisition or to liquidate, dissolve or wind up;

then, in connection with each such event, the Company shall give Holder notice thereof at the same time and in the same manner as given to holders of the outstanding shares of the Class.

SECTION 4. REPRESENTATIONS, WARRANTIES OF THE HOLDER.

The Holder represents and warrants to the Company as follows:

4.1 Purchase for Own Account. This Warrant and the Shares to be acquired upon exercise of this Warrant by Holder are being acquired for investment for Holder’s account, not as a nominee or agent, and not with a view to the public resale or distribution within the meaning of the Act. Holder also represents that it has not been formed for the specific purpose of acquiring this Warrant or the Shares.

5

4.2 Disclosure of Information. Holder is aware of the Company’s business affairs and financial condition and has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the acquisition of this Warrant and its underlying securities. Holder further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of this Warrant and its underlying securities and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Holder or to which Holder has access.

4.3 Investment Experience. Holder understands that the purchase of this Warrant and its underlying securities involves substantial risk. Holder has experience as an investor in securities of companies in the development stage and acknowledges that Holder can bear the economic risk of such Holder’s investment in this Warrant and its underlying securities and has such knowledge and experience in financial or business matters that Holder is capable of evaluating the merits and risks of its investment in this Warrant and its underlying securities and/or has a preexisting personal or business relationship with the Company and certain of its officers, directors or controlling persons of a nature and duration that enables Holder to be aware of the character, business acumen and financial circumstances of such persons.

4.4 Accredited Investor Status. Holder is an “accredited investor” within the meaning of Regulation D promulgated under the Act.

4.5 The Act. Holder understands that this Warrant and the Shares issuable upon exercise hereof have not been registered under the Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of the Holder’s investment intent as expressed herein. Holder understands that this Warrant and the Shares issued upon any exercise hereof must be held indefinitely unless subsequently registered under the Act and qualified under applicable state securities laws, or unless exemption from such registration and qualification are otherwise available. Holder is aware of the provisions of Rule 144 promulgated under the Act.

4.6 No Voting Rights. Holder, as a Holder of this Warrant, will not have any voting rights until the exercise of this Warrant.

SECTION 5. MISCELLANEOUS.

5.1 Term; Automatic Cashless Exercise Upon Expiration.

(a) Term. Subject to the provisions of Section 1.6 above, this Warrant is exercisable in whole or in part at any time and from time to time on or before 6:00 PM, Pacific time, on the Expiration Date and shall be void thereafter.

(b) Automatic Cashless Exercise upon Expiration. In the event that, upon the Expiration Date, the fair market value of one Share as determined in accordance with Section 1.3 above is greater than the Warrant Price in effect on such date, then this Warrant shall automatically be deemed on and as of such date to be exercised pursuant to Section 1.2 above as to all Shares for which it shall not previously have been exercised, and the Company shall, within a reasonable time, deliver a certificate representing the Shares issued upon such exercise to Holder.

6

5.2 Legends. Each certificate evidencing Shares shall be imprinted with a legend in substantially the following form:

THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND, EXCEPT AS SET FORTH IN THAT CERTAIN WARRANT TO PURCHASE STOCK ISSUED BY THE ISSUER TO SILICON VALLEY BANK DATED NOVEMBER 19, 2014, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND LAWS OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER, SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER IS EXEMPT FROM SUCH REGISTRATION.

5.3 Compliance with Securities Laws on Transfer. This Warrant and the Shares issued upon exercise of this Warrant may not be transferred or assigned in whole or in part except in compliance with applicable federal and state securities laws by the transferor and the transferee (including, without limitation, the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company, as reasonably requested by the Company). The Company shall not require Holder to provide an opinion of counsel if the transfer is to SVB Financial Group (Silicon Valley Bank’s parent company) or any other affiliate of Holder, provided that any such transferee is an “accredited investor” as defined in Regulation D promulgated under the Act. Additionally, the Company shall also not require an opinion of counsel if there is no material question as to the availability of Rule 144 promulgated under the Act.

5.4 Transfer Procedure. After receipt by Silicon Valley Bank of the executed Warrant, Silicon Valley Bank will transfer all of this Warrant to its parent company, SVB Financial Group. By its acceptance of this Warrant, SVB Financial Group hereby makes to the Company each of the representations and warranties set forth in Section 4 hereof and agrees to be bound by all of the terms and conditions of this Warrant as if the original Holder hereof. Subject to the provisions of Section 5.3 and upon providing the Company with written notice, SVB Financial Group and any subsequent Holder may transfer all or part of this Warrant or the Shares issued upon exercise of this Warrant to any transferee, provided, however, in connection with any such transfer, SVB Financial Group or any subsequent Holder will give the Company notice of the portion of the Warrant and/or Shares being transferred with the name, address and taxpayer identification number of the transferee and Holder will surrender this Warrant to the Company for reissuance to the transferee(s) (and Holder if applicable); and provided further, that any subsequent transferee other than SVB Financial Group shall agree in writing with the Company to be bound by all of the terms and conditions of this Warrant.

5.5 Notices. All notices and other communications hereunder from the Company to the Holder, or vice versa, shall be deemed delivered and effective (i) when given personally, (ii) on the third (3rd) Business Day after being mailed by first-class registered or certified mail, postage prepaid, (iii) upon actual receipt if given by facsimile or electronic mail and such receipt is confirmed in writing by the recipient, or (iv) on the first Business Day following delivery to a reliable overnight courier service, courier fee prepaid, in any case at such address as may have been furnished to the Company or

7

Holder, as the case may be, in writing by the Company or such Holder from time to time in accordance with the provisions of this Section 5.5. All notices to Holder shall be addressed as follows until the Company receives notice of a change of address in connection with a transfer or otherwise:

SVB Financial Group

Attn: Treasury Department

3003 Tasman Drive, HC 215

Santa Clara, CA 95054

Telephone: (408) 654-7400

Facsimile:  (408) 988-8317

Email address: derivatives@svb.com

Notice to the Company shall be addressed as follows until Holder receives notice of a change in address:

Real Goods Solar, Inc.

Attn: Chief Financial Officer

833 W. South Boulder Road

Louisville, CO 80027-2452

Telephone: (303) 222-8400

Facsimile:

Email:

5.6 Waiver. This Warrant and any term hereof may be changed, waived, discharged or terminated (either generally or in a particular instance and either retroactively or prospectively) only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

5.7 Attorneys’ Fees. In the event of any dispute between the parties concerning the terms and provisions of this Warrant, the party prevailing in such dispute shall be entitled to collect from the other party all costs incurred in such dispute, including reasonable attorneys’ fees.

5.8 Counterparts; Facsimile/Electronic Signatures. This Warrant may be executed in counterparts, all of which together shall constitute one and the same agreement. Any signature page delivered electronically or by facsimile shall be binding to the same extent as an original signature page with regards to any agreement subject to the terms hereof or any amendment thereto.

5.9 Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of California, without giving effect to its principles regarding conflicts of law.

5.10 Headings. The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Warrant.

5.11 Business Days. “Business Day” is any day that is not a Saturday, Sunday or a day on which Silicon Valley Bank is closed.

8

IN WITNESS WHEREOF, the parties have caused this Warrant to Purchase Stock to be executed by their duly authorized representatives effective as of the Issue Date written above.

“COMPANY”

REAL GOODS SOLAR, INC.

By:	/s/ Dennis Lacey

Name:	Dennis Lacey
Title:	Chief Executive Officer

“HOLDER”

SILICON VALLEY BANK

By:	/s/ Mike Meier

Name:	Mike Meier
Title:	Managing Director

9

APPENDIX 1

NOTICE OF EXERCISE

1. The undersigned Holder hereby exercises its right to purchase              shares of the Common Stock of                  (the “Company”) in accordance with the attached Warrant To Purchase Stock, and tenders payment of the aggregate Warrant Price for such shares as follows:

☐	check in the amount of $ payable to order of the Company enclosed herewith

☐	Wire transfer of immediately available funds to the Company’s account

☐	Cashless Exercise pursuant to Section 1.2 of the Warrant

☐	Other [Describe]

2. Please issue a certificate or certificates representing the Shares in the name specified below:

Holder’s Name

(Address)

3. By its execution below and for the benefit of the Company, Holder hereby restates each of the representations and warranties in Section 4 of the Warrant to Purchase Stock as of the date hereof.

HOLDER:

By:

Name:

Title:

(Date):

Exhibit 10.42

SEVENTH LOAN MODIFICATION AND WAIVER AGREEMENT

This Seventh Loan Modification and Waiver Agreement (this “Loan Modification Agreement”) is entered into as of November 19, 2014 (the “Seventh Loan Modification Effective Date”), by and among (i) SILICON VALLEY BANK, a California corporation with a loan production office located at 2400 Hanover Street, Palo Alto, California 94304 (“Bank”), and (ii) REAL GOODS ENERGY TECH, INC., a Colorado corporation (“Real Goods Energy”), REAL GOODS TRADING CORPORATION, a California corporation (“Real Goods Trading”), ALTERIS RENEWABLES, INC., a Delaware corporation (“Alteris”) and REAL GOODS SYNDICATED, INC., a Delaware corporation (“Syndicated”), MERCURY ENERGY, INC., a Delaware corporation (“Mercury”), REAL GOODS SOLAR, INC. – MERCURY SOLAR, a New York corporation (“Mercury Solar”), ELEMENTAL ENERGY, LLC, a Hawaii limited liability company (“Elemental”), and SUNETRIC MANAGEMENT LLC, a Delaware limited liability company (“Sunetric”, and together with Real Goods Energy, Real Goods Trading, Alteris, Syndicated, Mercury, Mercury Solar and Elemental, individually and collectively, jointly and severally, the “Borrower”).

1. DESCRIPTION OF EXISTING INDEBTEDNESS AND OBLIGATIONS. Among other indebtedness and obligations which may be owing by Borrower to Bank, Borrower is indebted to Bank pursuant to a loan arrangement dated as of December 19, 2011, evidenced by, among other documents, a certain Loan and Security Agreement, dated as of December 19, 2011, as amended by a certain First Loan Modification Agreement, dated as of August 28, 2012, as further amended by a certain Second Loan Modification and Reinstatement Agreement, dated as of November 13, 2012 as further amended by a certain Third Loan Modification Agreement, dated as of March 27, 2013, as further amended by a certain Joinder and Fourth Loan Modification Agreement, dated as of September 26, 2013, as further amended by a certain Fifth Loan Modification Agreement, dated as of November 5, 2013 and as further amended by a certain Joinder and Sixth Loan Modification Agreement, dated as of June 6, 2014 (as amended, the “Loan Agreement”). Capitalized terms used but not otherwise defined herein shall have the same meaning as in the Loan Agreement.

2. DESCRIPTION OF COLLATERAL. Repayment of the Obligations is secured by (i) the Collateral as described in the Loan Agreement, (ii) that certain Security Agreement, dated as of December 19, 2011, between the Secured Guarantor and Bank (as amended, the “Security Agreement”), and (ii) the “Intellectual Property Collateral”, as such term is defined in each certain IP Agreement (together with any other collateral security granted to Bank, the “Security Documents”).

Hereinafter, the Loan Agreement, together with all other documents executed in connection therewith evidencing, securing or otherwise relating to the Obligations shall be referred to as the “Existing Loan Documents”.

3. DESCRIPTION OF CHANGE IN TERMS.

A. Modifications to Loan Agreement.

1	Notwithstanding the terms and conditions of the Loan Agreement, from and after the Seventh Loan Modification Effective Date, a Streamline Period will not be in effect and terms otherwise applicable during a Streamline Period will not be available to the Borrower.

2	The Loan Agreement shall be amended by inserting the following new Section 6.2(a)(xi) immediately following Section 6.2(a)(x) thereof:

“(xi) on the fifteenth (15th) day (or the immediately preceding Business Day if the fifteenth (15th) is not a Business Day) and the last Business Day of each month, a cash flow forecast for Borrower, prepared with daily or weekly detail and otherwise in form and substance acceptable to Bank, in its reasonable discretion.”

1

3	The Loan Agreement shall be amended by deleting the following text appearing as Section 6.9 thereof:

“6.9 Financial Covenants.

Maintain at all times, subject to periodic reporting as described below, on a consolidated basis with respect to Borrower, unless otherwise indicated:

(a) Liquidity Ratio. Maintain (A) the sum of (i) Qualified Cash plus (ii) Borrower’s Eligible Accounts divided by (B) the sum of (i) the total outstanding Obligations of Borrower owed to Bank plus (ii) the total outstanding Subordinated Debt of Borrower, expressed as a ratio, of at least 1.75:1.00.

(b) EBITDA. Achieve EBITDA (loss no worse than), measured quarterly, on a trailing six month basis (unless otherwise indicated below), on a consolidated basis with respect to Borrower EXCLUDING Elemental EBITDA, of the following amounts for as of each period ending as of the date indicated below:

Quarterly Period Ending (measured on a trailing six month basis, unless otherwise indicated)	Minimum EBITDA (loss no worse than)
June 30, 2014 (measured on a trailing three month basis)	($6,000,000)

September 30, 2014	($8,000,000)

December 31, 2014	($4,000,000)

; provided, that nothing in the foregoing financial covenants shall be deemed to be an extension of the Revolving Line Maturity Date.

(c) Elemental EBITDA. Achieve Elemental EBITDA (loss no worse than), measured quarterly, on a trailing three month basis, on a consolidated basis with respect to Elemental and Sunetric, of the following amounts for as of each period ending as of the date indicated below:

Quarterly Period Ending (measured on a trailing three month basis)	Minimum Elemental EBITDA (loss no worse than)
June 30, 2014	($250,000)

September 30, 2014, and each quarterly period ending thereafter	$1.00

2

; provided, that nothing in the foregoing financial covenants shall be deemed to be an extension of the Revolving Line Maturity Date.”

and inserting in lieu thereof the following:

“6.9 Financial Covenants.

Maintain at all times, subject to periodic reporting as described below, on a consolidated basis with respect to Borrower, unless otherwise indicated:

(a) EBITDA. Achieve EBITDA (loss no worse than), measured quarterly, on a trailing three month basis, on a consolidated basis with respect to Borrower, of the following amounts for each period ending as of the date indicated below:

Quarterly Period Ending (measured on a trailing three month basis)	Minimum EBITDA (loss no worse than)
December 31, 2014	($4,500,000)

; provided, that nothing in the foregoing financial covenant shall be deemed to be an extension of the Revolving Line Maturity Date.”

4	The Loan Agreement shall be amended by deleting the following definitions from Section 13.1 thereof:

“Availability Amount” is (a) the lesser of (i) the Revolving Line or (ii) the result of the amount available under the Borrowing Base minus the Term Loan Reserve; minus (b) the Dollars Equivalent amount of all outstanding Letters of Credit (including drawn but unreimbursed Letters of Credit plus an amount equal to the Letter of Credit Reserve); minus (c) the outstanding principal balance of any Advances.

“Loan Documents” are, collectively, this Agreement, the Guaranty, the Security Agreement, the Perfection Certificate, the Subordination Agreement, the IP Agreement, any Bank Services Agreement, any subordination agreement, any note, or notes or guaranties executed by Borrower or any Guarantor, and any other present or future agreement between Borrower and any Guarantor and/or for the benefit of Bank, all as amended, restated, or otherwise modified.

“Revolving Line” is an Advance or Advances in an amount not to exceed Six Million Five Hundred Thousand Dollars ($6,500,000) outstanding at any time.

and inserting in lieu thereof the following:

“Availability Amount” is (a) the lesser of (i) the Revolving Line or (ii) the result of the amount available under the Borrowing Base minus One Million Dollars ($1,000,000); minus (b) the Dollars Equivalent amount of all outstanding Letters of Credit (including drawn but unreimbursed Letters of Credit plus an amount equal to the Letter of Credit Reserve); minus (c) the outstanding principal balance of any Advances.

“Loan Documents” are, collectively, this Agreement, the Guaranty, the Security Agreement, the Perfection Certificate, any Warrant, the Subordination Agreement, the IP Agreement, any Bank Services Agreement, any subordination agreement, any note, or notes or guaranties executed by Borrower or any Guarantor, and any other present or future agreement between Borrower and any Guarantor and/or for the benefit of Bank, all as amended, restated, or otherwise modified

3

“Revolving Line” is an Advance or Advances in an amount not to exceed Five Million Five Hundred Thousand Dollars ($5,500,000) outstanding at any time.

5	The Loan Agreement shall be amended by inserting the following new definitions in Section 13.1 thereof, each in its applicable alphabetical order:

“Seventh Loan Modification Effective Date” is November 19, 2014.

“Warrant” means each warrant executed by Bank and Borrower, including, without limitation, that certain Warrant to Purchase Stock dated as of the Seventh Loan Modification Effective Date, executed by Borrower in favor of Bank.

6	The Loan Agreement shall be amended by deleting the following definitions appearing in Section 13.1 thereof:

“Term Loan Reserve” is (i) commencing on the Sixth Loan Modification Effective Date through and including the occurrence of the Equity Event 2014, the outstanding principal balance of the Term Loan; and (ii) thereafter, (a) during a Term Loan Reserve Period, the outstanding principal balance of the Term Loan; and (b) at all other times, Zero Dollars ($0.00).

“Term Loan Reserve Period” is the period (i) commencing on any date that Bank determines, in its reasonable discretion, that Borrower has less than Two Million Dollars ($2,000,000) of Net Cash and (ii) terminating on the date thereafter that Bank determines, in its reasonably discretion, that Borrower has Net Cash equal to or greater than Two Million Dollars ($2,000,000).

7	The Compliance Certificate attached as Exhibit B to the Loan Agreement is hereby deleted in its entirety and is replaced with Exhibit A attached hereto.

4. ACKNOWLEDGEMENT OF DEFAULTS; WAIVER. Borrower acknowledges that it is currently in default under the Loan Agreement by its failure to comply with (i) the minimum Liquidity Ratio financial covenant contained in Section 6.9(a) for the compliance periods ended September 30, 2014 and October 31, 2014, (ii) the minimum EBITDA financial covenant contained in Section 6.9(b) of the Loan Agreement for the compliance period ended September 30, 2014 and (iii) the minimum Elemental EBITDA financial covenant contained in Section 6.9(c) of the Loan Agreement for the compliance period ended September 30, 2014 (individually and collectively, the “Existing Default”). Bank hereby waives Borrower’s Existing Default for the compliance period indicated above. Bank’s waiver of Borrower’s compliance with said Existing Default shall apply only to the foregoing specific compliance period. The Borrower hereby acknowledges and agrees that except as specifically provided in this Section, nothing in this Section or anywhere in this Loan Modification Agreement shall be deemed or otherwise construed as a waiver by the Bank of any of its rights and remedies pursuant to the Existing Loan Documents, applicable law or otherwise.

5. CONDITIONS PRECEDENT. Borrower hereby agrees that the following documents shall be delivered to the Bank prior to or concurrently with the execution of this Loan Modification Agreement, each in form and substance satisfactory to the Bank (collectively, the “Conditions Precedent”):

A.	copies, certified by a duly authorized officer of Borrower, to be true and complete as of the date hereof, of each of (i) the governing documents of Borrower as in effect on the date hereof (but only to the extent modified since last delivered to the Bank), (ii) the resolutions of Borrower authorizing the execution and delivery of this Loan Modification Agreement, the other documents executed in connection herewith and Borrower’s performance of all of the transactions contemplated hereby (but only to the extent required since last delivered to Bank), and (iii) an incumbency certificate giving the name and bearing a specimen signature of each individual who shall be so authorized on behalf of Borrower (but only to the extent any signatories have changed since such incumbency certificate was last delivered to Bank);

4

B.	executed copies of the Seventh Loan Modification and Waiver Agreement, the Acknowledgment, First Amendment and Reaffirmation of Amended and Restated Subordination Agreement, executed by Borrower, Bank and Riverside Renewable Energy Investments, LLC, the Warrant and the Bank Invoice; and

C.	such other documents as Bank may reasonably request.

6. FEES. Borrower shall pay to Bank a non-refundable modification fee equal to Ten Thousand Dollars ($10,000.00), which fee shall be due on the date hereof and shall be deemed fully earned as of the date hereof. Borrower shall also reimburse Bank for all legal fees and expenses incurred in connection with the Existing Loan Documents and this Loan Modification Agreement.

7. CONSENT TO DISPOSITIONS. Notwithstanding the terms and conditions of Section 7.1 of the Loan Agreement:

A.	Bank hereby consents to the sale and transfer of Borrower’s Hopland real property and asset sale, including 100% of its equity interest in Real Goods Trading (the “Hopland Disposition”), so long as (i) no Event of Default has occurred and is continuing or would result immediately after giving effect to such Hopland Disposition; and (ii) the Hopland Disposition results in gross proceeds to the Borrower of not less than One Million Dollars ($1,000,000), which proceeds from such Hopland Disposition shall be used by Borrower for working capital purposes and to fund its general business requirements and not for personal, family, household or agricultural purposes; and

B.	Bank hereby consents to the sale and transfer of its commercial business pipeline and employees to Sun Edison (the “Sun Edison Disposition”), so long as (i) no Event of Default has occurred and is continuing or would result immediately after giving effect to such Sun Edison Disposition; and (ii) the Sun Edison Disposition results in gross proceeds to the Borrower of not less than $0.10 per watt of installation contracts sold to Sun Edison, which proceeds from such Sun Edison Disposition shall be used by Borrower for working capital purposes and to fund its general business requirements and not for personal, family, household or agricultural purposes.

8. ADDITIONAL COVENANTS: RATIFICATION OF PERFECTION CERTIFICATE. Borrower hereby certifies that, other than as disclosed in the Perfection Certificate, no Collateral with a value greater than Ten Thousand Dollars ($10,000) in the aggregate is in the possession of any third party bailee (such as at a warehouse). In the event that Borrower, after the date hereof, intends to store or otherwise deliver the Collateral with a value in excess of Ten Thousand Dollars ($10,000) in the aggregate to such a bailee, then Borrower shall first receive, the prior written consent of Bank and such bailee must acknowledge in writing that the bailee is holding such Collateral for the benefit of Bank. Borrower hereby ratifies, confirms and reaffirms, all and singular, the terms and disclosures contained in certain Perfection Certificates previously delivered to the Bank (in each case as supplemented through the Seventh Loan Modification Effective Date), and acknowledges, confirms and agrees the disclosures and information above Borrower provided to Bank in such Perfection Certificates, as supplemented, remain true and correct in all material respects as of the date hereof.

9. CONSISTENT CHANGES. The Existing Loan Documents are hereby amended wherever necessary to reflect the changes described above.

10. RATIFICATION OF LOAN DOCUMENTS. Borrower hereby ratifies, confirms, and reaffirms all terms and conditions of the Loan Agreement and each other Loan Document (including, without limitation, each Borrower’s and each Guarantor’s Operating Documents previously delivered to Bank (unless re-delivered to Bank in connection with this Loan Modification Agreement)), and of all security or other collateral granted to the Bank, and confirms that the indebtedness secured thereby includes, without limitation, the Obligations.

11. NO DEFENSES OF BORROWER. Borrower hereby acknowledges and agrees that Borrower has no offsets, defenses, claims, or counterclaims against Bank with respect to the Obligations, or otherwise, and that if Borrower now has, or ever did have, any offsets, defenses, claims, or counterclaims against Bank, whether known or unknown, at law or in equity, all of them are hereby expressly WAIVED and Borrower hereby RELEASES Bank from any liability thereunder.

5

12. CONTINUING VALIDITY. Borrower understands and agrees that in modifying the existing Obligations, Bank is relying upon Borrower’s representations, warranties, and agreements, as set forth in the Existing Loan Documents. Except as expressly modified pursuant to this Loan Modification Agreement, the terms of the Existing Loan Documents remain unchanged and in full force and effect. Bank’s agreement to modify the Existing Loan Documents pursuant to this Loan Modification Agreement in no way shall obligate Bank to make any future modifications to the Obligations. Nothing in this Loan Modification Agreement shall constitute a satisfaction of the Obligations. It is the intention of Bank and Borrower to retain as liable parties all makers of Existing Loan Documents, unless the party is expressly released by Bank in writing. No maker will be released by virtue of this Loan Modification Agreement.

13. JURISDICTION/VENUE. Section 11 of the Loan Agreement is hereby incorporated by reference.

14. COUNTERSIGNATURE. This Loan Modification Agreement shall become effective only when it shall have been executed by Borrower and Bank.

[Signature page follows.]

6

This Loan Modification Agreement is executed as of the date first written above.

REAL GOODS ENERGY TECH, INC.		REAL GOODS SYNDICATED, INC.

By:	/s/ Dennis Lacey	By:	/s/ Dennis Lacey
Name:	Dennis Lacey	Name:	Dennis Lacey
Title:	Chief Executive Officer	Title:	Chief Executive Officer

REAL GOODS ENERGY TRADING CORPORATION		ALTERIS RENEWABLES, INC.

By:	/s/ Dennis Lacey	By:	/s/ Dennis Lacey
Name:	Dennis Lacey	Name:	Dennis Lacey
Title:	Chief Executive Officer	Title:	Chief Executive Officer

MERCURY ENERGY, INC.		ELEMENTAL ENERGY, LLC

By:	/s/ Dennis Lacey	By:	/s/ Dennis Lacey
Name:	Dennis Lacey	Name:	Dennis Lacey
Title:	Chief Executive Officer	Title:	Chief Executive Officer

REAL GOODS SOLAR, INC. - MERCURY SOLAR		SUNETRIC MANAGEMENT LLC

By:	/s/ Dennis Lacey	By:	/s/ Dennis Lacey
Name:	Dennis Lacey	Name:	Dennis Lacey
Title:	Chief Executive Officer	Title:	Chief Executive Officer

BANK:

SILICON VALLEY BANK

By:	/s/ Mike Meier
Name:	Mike Meier
Title:	Managing Director

7

Exhibit A to Seventh Loan Modification Agreement

EXHIBIT B

COMPLIANCE CERTIFICATE

TO:	SILICON VALLEY BANK	Date
FROM:	REAL GOODS ENERGY TECH, INC. ET. AL.

The undersigned authorized officer of REAL GOODS ENERGY TECH, INC., et al. (the “Borrower”) certifies that under the terms and conditions of the Loan and Security Agreement between Borrower and Bank (as amended, the “Agreement”), (1) Borrower is in complete compliance for the period ending                     with all required covenants except as noted below, (2) there are no Events of Default, (3) all representations and warranties in the Agreement are true and correct in all material respects on this date except as noted below; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date, (4) Borrower, and each of its Subsidiaries, has timely filed all required tax returns and reports, and Borrower has timely paid all foreign, federal, state and local taxes, assessments, deposits and contributions owed by Borrower except as otherwise permitted pursuant to the terms of Section 5.9 of the Agreement, and (5) no Liens have been levied or claims made against Borrower or any of its Subsidiaries, if any, relating to unpaid employee payroll or benefits of which Borrower has not previously provided written notification to Bank. Attached are the required documents supporting the certification. The undersigned certifies that these are prepared in accordance with GAAP consistently applied from one period to the next except as explained in an accompanying letter or footnotes. The undersigned acknowledges that no borrowings may be requested at any time or date of determination that Borrower is not in compliance with any of the terms of the Agreement, and that compliance is determined not just at the date this certificate is delivered. Capitalized terms used but not otherwise defined herein shall have the meanings given them in the Agreement.

Please indicate compliance status by circling Yes/No under “Complies” column.

Reporting Covenant	Required	Complies

Monthly financial statements with Compliance Certificate	Monthly within 30 days	Yes No

10-Q, 10-K and 8-K	Within 5 days after filing with SEC	Yes No

Annual Audited Financial Statements	FYE within 120 days

A/R & A/P Agings	Monthly within 20 days	Yes No

Transaction Reports	Weekly and with each request for a Credit Extension (Monthly within 20 days during a Streamline Period)	Yes No

Projections	Within 20 days of board approval (no later than 60 days after FYE)	Yes No

Daily/Weekly Cash Flow Projections	on the fifteenth (15th) and the last Business Day of each month	Yes No

Deferred Revenue Report, Schedule of Assets with respect to 3rd party construction and financing arrangements (including performance bonds and bank statements For non-SVB bank accounts)	Monthly within 30 days	Yes No

Electronic viewing access to Wells Fargo Account	Ongoing	Yes No

The following Intellectual Property was registered after the Effective Date (if no registrations, state “None”)

8

Financial Covenant	Required	Actual	Complies/Streamline
Maintain at all times (unless otherwise indicated), measured as indicated below:
EBITDA (measured quarterly) – net of Elemental EBITDA	($4,500,000)	$	Yes No
Streamline Period	No Longer Available	N/A	Yes No

The following financial covenant analyses and information set forth in Schedule 1 attached hereto are true and accurate as of the date of this Certificate.

The following are the exceptions with respect to the certification above: (If no exceptions exist, state “No exceptions to note.”)

REAL GOODS ENERGY TECH, INC., et al.	BANK USE ONLY

By:	Received by:

Name:	AUTHORIZED SIGNER

Title:	Date:

Verified:

AUTHORIZED SIGNER
Date:

Compliance Status:	Yes No

9

Schedule 1 to Compliance Certificate

Financial Covenants of Borrower

In the event of a conflict between this Schedule and the Loan Agreement, the terms of the Loan Agreement shall govern.

Dated:

I. EBITDA. (Section 6.9(a).

Required: Achieve EBITDA (loss no worse than), measured quarterly, on a trailing three month basis, on a consolidated basis with respect to Borrower, of the following amounts for each period ending as of the date indicated below:

Quarterly Period Ending (measured on a trailing three month basis)	Minimum EBITDA (loss no worse than)

December 31, 2014	($4,500,000)

; provided, that nothing in the foregoing financial covenant shall be deemed to be an extension of the Revolving Line Maturity Date.

Actual: All amounts measured as indicated above and determined on a consolidated basis in accordance with GAAP:

A.	Net Income		$

B.	Plus the following, in each case to the extent deducted from the calculation of Net Income

	1.	Interest Expense	$

	2.	income tax expense	$

	3.	depreciation expense and amortization expense	$

	4.	non-cash stock compensation expense	$

	5.	for the trailing three month period ending September 30, 2013, up to Two Hundred Fifty Thousand Dollars ($250,000) of one-time, non-recurring cash transaction expenses actually incurred in connection with the Syndicated Acquisition and/or the Mercury Acquisition	N/A

	6.	for the trailing six month period ending December 31, 2013, up to One Million Two Hundred Fifty Thousand Dollars ($1,250,000) of one-time, non-recurring cash transaction expenses actually incurred in connection with the Syndicated Acquisition and/or the Mercury Acquisition	N/A

10

	7.	for the trailing three-month period ending June 30, 2014, up to Seven Hundred Fifty Thousand Dollars ($750,000) of one-time, non-recurring cash transaction expenses actually incurred subsequent to March 31, 2014 in connection with acquisitions which were closed prior to the date of the Sixth Loan Modification Effective Date	N/A

	8.	The sum of lines B.1 through B.7	$

C.	Minus the following, to the extent included in the calculation of Net Income

	1.	interest income	$

	2.	income tax credits (to the extent not netted from income tax expense)	$

	3.	all extraordinary gains and all other non-cash items of income for such period	$

	4.	The sum of lines C.1 through C.3	$

D.	EBITDA (line A plus line B.8 minus line C.4)		$

Is line D equal to or greater than (loss no worse than) ($4,500,000)?

No, not in compliance	Yes, in compliance

11

Exhibit 21.1

Real Goods Solar, Inc.

Subsidiaries	State or Country of Incorporation or Registration
Real Goods Energy Tech, Inc. (1)	Colorado
Alteris Renewables, Inc. (1)	Delaware
Real Goods Mercury, Inc. (1)	Delaware
Real Goods Syndicated, Inc. (1)	Delaware
Elemental Energy, LLC (1)(2)	Hawaii
Mercury Energy, Inc. (1)	Delaware

(1)	Owned by Real Goods Solar, Inc.
(2)	Doing business as “Sunetric.”

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Registrations No. 333-189500, No. 333-190050, No. 333-193718, No. 333-197766, and No. 333-198238) and Form S-8 (Registrations No. 333-153642, No. 333-186722, and No. 333-193663) of our reports, dated March 31, 2015, with respect to the consolidated financial statements of Real Goods Solar, Inc. and subsidiaries (the “Company”) and the effectiveness of internal control over financial reporting of the Company (which reports (1) express an unqualified opinion on the consolidated financial statements and (2) express an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses) included in the Annual Report on Form 10-K for the year ended December 31, 2014.

Our report dated March 31, 2015, on the effectiveness of internal control over financial reporting as of December 31, 2014, contains an explanatory paragraph that states that the Company acquired Elemental Energy LLC, dba, Sunetric (“Sunetric”) during 2014. Management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, Sunetric’s internal control over financial reporting associated with total assets of $7.4 million and total revenues of $12.7 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2014. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Sunetric.

/s/ EKS&H LLLP

March 31, 2015

Denver, Colorado

Exhibit 31.1

CERTIFICATION

I, Dennis Lacey, certify that:

1.	I have reviewed this annual report on Form 10-K of Real Goods Solar, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 31, 2015

/s/ Dennis Lacey
Dennis Lacey
Chief Executive Officer (Principal Executive Officer and acting Principal Financial Officer)

Exhibit 31.2

CERTIFICATION

I, Dennis Lacey, certify that:

1.	I have reviewed this annual report on Form 10-K of Real Goods Solar, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 31, 2015

/s/ Dennis Lacey
Dennis Lacey
Chief Executive Officer (Principal Executive Officer and acting Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CEO PURSUANT TO

18 U.S.C. SECTION 1350

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the report of Real Goods Solar, Inc. (the “Company”) on Form 10-K for the year ended December 31, 2014, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Dennis Lacey, Chief Executive Officer and acting Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2015

/s/ Dennis Lacey
Dennis Lacey
Chief Executive Officer (Principal Executive Officer and acting Principal Financial Officer)

Exhibit 32.2

CERTIFICATION OF CFO PURSUANT TO

18 U.S.C. SECTION 1350

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the report of Real Goods Solar, Inc. (the “Company”) on Form 10-K for the year ended December 31, 2014, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Dennis Laey, Chief Executive Officer and acting Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2015

/s/ Dennis Laey
Dennis Laey
Chief Executive Officer (Principal Executive Officer and acting Principal Financial Officer)